Form 20-F
period 2024-12-31
SAGTEC GLOBAL Ltd
filed 2025-04-30
CIK 2029138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-42551

SAGTEC GLOBAL LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Ng Chen Lok
+603-3310 0089
No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur, Malaysia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	SAGT	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,550,000 ordinary shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “we,” “us,” “our,” “Sagtec Global,” “our Company,” and the “Company” are to Sagtec Global Limited, a British Virgin Islands business company, and when describing Sagtec’s consolidated financial information for the fiscal years December 31, 2024, 2023 and 2022, also include Sagtec’s subsidiaries.

“Memorandum and Articles of Association” means the memorandum and articles of association of our Company as amended and restated by the Company on 20 February, 2025, as further amended or amended and restated from time to time.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI” means the British Virgin Islands.

“CAGR” means compound annual growth rate.

“CL Technologies” means CL Technologies (International) Sdn Bhd, a company incorporated in Malaysia on February 14, 2019, and a majority-owned subsidiary of our Company.

“Company,” “our Company,” or “Sagtec (BVI)” means SAGTEC GLOBAL LIMITED (BVI Company No. 2135152), an exempted company incorporated in the British Virgin Islands with limited liability on October 31, 2023.

“Companies Act” means the means the BVI Business Companies Act, (Revised Edition) 2020 of the BVI.

“COVID-19” means the Coronavirus Disease 2019.

“Directors” means the directors of our Company as at the date of this annual report, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as at the date of this annual report, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this annual report, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“Independent Directors” means the independent non-executive directors of our Company as at the date of this annual report, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“MOM” means the Ministry of Manpower of Malaysia.

“Operating Subsidiaries” means CL Technologies and Sagtec.

“RM” or “MYR” or “Malaysian Ringgit” means Malaysian Ringgit(s), the lawful currency of Malaysia.

“Sagtec” means Sagtec Group Sdn Bhd, a company incorporated in Malaysia on June 11, 2018, and a majority-owned subsidiary of our Company. On May 27, 2019, Sagtec changed its name from Signage Alliance Group Sdn Bhd to Sagtec Group Sdn Bhd

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Malaysia Companies Act” means the Companies Act 2016 of Malaysia, as amended, supplemented or modified from time to time.

“US$,” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

Sagtec Global is a holding company. Our business is conducted by our Operating Subsidiaries, in Malaysia using MYR. Our consolidated financial statements are presented in U.S. dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of MYR to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). This annual report contains translations of certain MYR amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Years Ended December 31,
	2024	2023	2022
Year-end spot rate	4.4704	4.5892	4.5892
Average rate	4.5748	4.5679	4.5679

Certain market data and forecasts used throughout this annual report were obtained from market research, reports of governmental and international agencies and industry publications, gathered by the Company. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Overview

Our Corporate Structure and Operations in Malaysia

We are incorporated in the British Virgin Islands pursuant to the BVI Business Companies Act (Revised Edition) 2020 of the British Virgin Islands. As a holding company with no operations, we conduct all of our operations through our majority owned subsidiaries in Malaysia. Investors in our Ordinary Shares should be aware that they will not directly hold equity interests in our Malaysia subsidiaries, but rather only in Sagtec, the holding company.

We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares. Our board of directors has discretion regarding whether to declare or pay dividends. All dividends are subject to certain restrictions under BVI law and the Company’s Memorandum and Articles of Association, namely that: (a) all dividends must be authorized by board resolutions, by which our board of directors may authorise a distribution at any time and in any amount they think fit and set a record date (which may be before or after the date on which the board resolutions are passed) for determining the shareholders to be paid; (b) our board of directors may only authorize payment of a dividend if they are satisfied (on reasonable grounds) that the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due (the “Solvency Test”) immediately paying the dividend; and (c) if, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized. A distribution made to a shareholder at a time when the Company did not, immediately after the distribution, satisfy the Solvency Test may be recovered by the Company from the member unless (a) the member received the distribution in good faith and without knowledge of the Company’s failure to satisfy the Solvency Test; (b) the member has altered his or her position in reliance on the validity of the distribution; and (c) it would be unfair to require repayment in full or at all.

See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Ordinary Shares – “As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.,” “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law,” and “Certain judgments obtained against us or our auditor by our shareholders may not be enforceable ” and “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”

Implications of Our Being a “Controlled Company”

We are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules as Mr. Ng Chen Lok, our Chairman of the Board, Executive Director and Chief Executive Officer, holds 68.03% of our total issued and outstanding Ordinary Shares and is able to exercise 68.03% of the total voting power of our authorized and issued shares. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. While we presently plan to comply voluntarily with the corporate governance listing standards of the Nasdaq, we may choose to rely on the exemptions in the future.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two financial years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of any of the available exemptions. We have included two years of selected financial data in this annual report in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Our Being a Foreign Private Issuer

We are subject to the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq. We may rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq, namely (i) a majority of the Directors on our Board are not required to be independent Directors; (ii) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (iii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. While we presently plan to comply voluntarily with the corporate governance listing standards of the Nasdaq, we may choose to rely on the exemptions in the future.

Enforceability of Civil Liabilities

Our Company is a company incorporated with limited liability under the laws of the British Virgin Islands. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, British Virgin Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Malaysia. All of the Directors and Executive Officers of our Company and the auditor of our Company resides outside the United States and substantially all of their assets are located outside the United States.

As a result, it may not be possible for you to:

●	effect service of process within the United States upon our non-U.S. resident directors or on us;

●	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; and

●	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

British Virgin Islands

Mourant Ozannes (BVI), our counsel as to British Virgin Islands law, has advised us that there is uncertainty as to whether the courts of the British Virgin Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the British Virgin Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by our BVI legal counsel, Mourant Ozannes (BVI), that the courts of the BVI are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the BVI, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, insofar as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the BVI of judgments obtained in the United States, the courts of the BVI will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the BVI, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a BVI judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the BVI (awards of punitive or multiple damages may well be held to be contrary to public policy). A BVI Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the BVI Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the BVI Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the courts’ discretion. We understand that there isn’t any BVI Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

Malaysia

HL Tan Lim & Partners, our counsel as to Malaysian law, has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States must be enforced by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice, and (vi) the judgment must be final and conclusive.

Corporate Structure

The following diagram illustrates the corporate structure of Sagtec and its subsidiaries as of the date of this annual report.

Our Subsidiaries and Business Functions

A description of our principal operating subsidiaries is set forth below.

On June 11, 2018, Sagtec was incorporated in Malaysia as a private company limited by shares. On May 27, 2019, Sagtec changed its name from Signage Alliance Group Sdn Bhd to Sagtec Group Sdn Bhd It commenced business on June 11, 2018 and is engaged in the provision of customizable software solutions. The solutions Sagtec provides include subscription services, software consultation and development services, social media management, data management and analysis services and sales of food ordering kiosks with screens. As part of a group reorganization on January 1, 2024, Sagtec became a subsidiary of our Company, with our ownership at 98.04%.

On February 14, 2019, CL Technologies was incorporated in Malaysia as a private company limited by shares. It commenced business on February 14, 2019 and is engaged in the customizable software solutions. The solutions CL Technologies provides include data management & analysis services and social media management. CL Technologies is also engaged in providing sales of power bank charging stations. As part of a group reorganization on January 1, 2024, CL Technologies became a subsidiary of our company, with our ownership at 94.95%.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in Malaysia,” “—Risks Related to Doing Business in Malaysia,” and “—Risks Related to Our Ordinary Shares.”

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Doing Business in Malaysia:

●	Our operations are subject to various laws and regulations in Malaysia. (Page 7)

●	We are subject to foreign exchange control policies in Malaysia. (Page 7)

Risks Related to Our Business and Industry:

●	We may not be able to successfully implement our business strategies and future plans. (Page 7)

●	We have derived a substantial portion of our revenue from sales to a limited number of customers, which may expose us to risks relating to customer concentration. (Page 8)

●	We have derived a substantial portion of our balance of accounts from a limited number of suppliers, which may expose us to risks relating to supplier concentration. (Page 8)

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in. (Page 9)

●	We are dependent on the need to continually maintain a wide range of software technological solutions which are relevant to our customers’ needs. (Page 9)

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements. (Page 9)

●	Our reputation and profitability may be adversely affected if there are major malfunctions in our software solutions sold to our customers. (Page 10)

●	Increased competition in the sale of software solutions in Malaysia and the region may affect our ability to maintain our market share and growth. (Page 10)

●	Our business is subject to supply chain interruptions. (Page 11)

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19. (Page 11)

●	We may be affected by an outbreak of other infectious diseases. (Page 12)

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates. (Page 12)

●	We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our software solutions in Malaysia. (Page 12)

●	We are subject to environmental, health and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations. (Page 12)

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions. (Page 12)

●	We may be harmed by negative publicity. (Page 13)

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events. (Page 13)

●	The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations. (Page 13)

Risks Related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions. (Page 14)

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors. (Page 14)

●	Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. (Page 15)

●	If securities or industry analysts do not publish research or reports about our business causing us to lose visibility in the financial markets or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline. (Page 15)

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. (Page 16)

●	Short selling may drive down the market price of our Ordinary Shares. (Page 16)

●	You must rely on the judgment of our management as to the uses of the net proceeds from our continued offering, and such uses may not produce income or increase our share price. (Page 16)

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences. (Page 16)

●	Our controlling shareholder, Mr. Ng Chen Lok, has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions. (Page 8)

●	As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. (Page 17)

●	As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. (Page 17)

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law. (Page 17)

●	Certain judgments obtained against us or our auditor by our shareholders may not be enforceable. (Page 18)

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies. (Page 18)

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. (Page 19)

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us. (Page 19)

●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq Capital Market. (Page 19)

Risks Related to Doing Business in Malaysia

Our operations are subject to various laws and regulations in Malaysia.

Our operations in Malaysia are subject to a variety of laws and regulations, including those pertaining to business licenses, intellectual property rights, employment, personal data and privacy, dividends, unmanned aircraft, distribution trade services, and cybersecurity. For more information, please consult the “Regulatory Environment” section in this annual report. Compliance with these laws necessitates certain registrations, certificates, and/or licenses.

Based on our experience, some of the laws and regulations of the place where we operate our business are subject to amendments, uncertainty in interpretation and administrative actions from time to time. Consequently, we cannot guarantee that we will be able to secure all necessary registrations, certificates, and/or licenses for the execution of our business plans or the launch of new services or products. Non-compliance with these laws and regulations could result in fines, administrative penalties, and/or legal action against us, potentially damaging our reputation and impacting our financial status or operational results.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of the Bank Negara Malaysia (the Central Bank of Malaysia) (“BNM”). The foreign exchange policies monitor and regulate both residents and non-residents of Malaysia. Under the current Foreign Exchange Administration rules issued by BNM, nonresidents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries may be affected. Since we are a BVI holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Risks Related to Our Business and Industry

We may not be able to successfully implement our business strategies and future plans.

As part of our business strategies and future plans, we intend to expand our software technology portfolio and increase our storage facilities and capabilities as well as consider potential business opportunities through mergers and acquisitions and joint ventures. While we have planned such expansion based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully predict the types of software technology which are in demand amongst our customers, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our products and services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

Our controlling shareholder, Mr. Ng Chen Lok, has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

Immediately prior to the completion of our continued offering, Mr. Ng Chen Lok owns an aggregate of approximately 79.05% of our issued and outstanding Ordinary Shares, assuming the underwriter does not exercise any portion of its over-allotment option. Upon completion of our continued offering, Mr. Ng Chen Lok will own 68.03% of our issued and outstanding Ordinary Shares, assuming the underwriter does not exercise any portion of its over-allotment option.

Accordingly, our controlling shareholder could have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We have derived a substantial portion of our revenue from sales to a limited number of customers, which may expose us to risks relating to customer concentration.

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. For the years ended December 31, 2022, 2023 and 2024, our top five customers accounted for 73.16%, 63.63% and 71.63% of our total revenue, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects:

●	a decline in the business of one or more of our major customers;

●	the decision by one or more of the major customers to shift to our competitors;

●	the reduction in the price of our services and products agreed by one or more of our major customers;

●	the failure or inability of any of the major customers to make timely payment to us; or

●	regulatory development that may negatively affect the business of one or more of our major customers or digital asset mining activities in general.

It may not be possible for us to accurately predict the future demand from our major customers, and it may fail to maintain relationships with these major customers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and we are unable to expand our business with other existing customers or attract new customers in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have derived a substantial portion of our balance of accounts from a limited number of suppliers, which may expose us to risks relating to supplier concentration.

During the years ended December 31, 2022, 2023 and 2024, two vendors accounted for 30.69%, 49.04% and 60.88% of our cost of sales. Although we continually seek to diversify our supplier base, we cannot assure you that we will be able to identify, engage, or maintain relationships with new or existing suppliers on acceptable terms, given that our dependence on a limited number of suppliers exposes us to risks of substantial losses should our suppliers reduce or cease business collaboration with us. It may not be possible for us to accurately predict the future supply from our suppliers, and it may fail to maintain relationships with our major suppliers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and we are unable to attract new suppliers in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in.

We and our customers and suppliers are governed by the laws, regulations, and government policies in each of the various jurisdictions in which we and our customers and suppliers operate or into which we intend to expand our business and operations. Our business and future growth are dependent on the political, regulatory, social and economic conditions in these jurisdictions, which are beyond our control. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

Generally, we fund the development of our software technology via our internal resources and short and long-term financing from banks and other financial institutions. Any disruption, uncertainty and volatility in the global credit markets may limit our ability to obtain the required working capital and financing for our business at reasonable terms and finance costs. If all or a substantial portion of our credit facilities are withdrawn and we are unable to secure alternative funding on acceptable commercial terms, our operations and financial position will be adversely affected. The interest rates for most of our credit facilities are subject to review from time to time by the relevant financial institutions. Given that we rely on these credit facilities to finance our development of our software technology, and other associated costs, and that interest expenses represent a significant percentage of our expenses, any increase in the interest rates of the credit facilities extended to us may have a material adverse impact on our profitability.

In addition, such fluctuations and volatility in the global credit markets could limit credit lines of our current and potential customers from banks or financial institutions. Accordingly, such customers may not be able to obtain sufficient financing to purchase our software technology solutions, or we may be required to lower our rates in order to cater to our customers’ current situation. This may have an adverse impact on our revenue and financial performance.

We are dependent on the need to continually maintain a wide range of software technological solutions which are relevant to our customers’ needs.

The needs and preferences of our customers in terms of features and specifications of software technology solutions may change as a result of evolving laws, regulations, standards and requirements and new developments in technology. Our future success depends on our ability to obtain and provide software technology solutions that meet the evolving market demands of our customers. The preferences, requirements and purchasing patterns of our customers can change rapidly due to technological developments in their respective industries. There is no assurance that we will be able to respond to changes in the specifications of our customers in a timely manner. Our success depends on our ability to adapt our software solutions to the requirements and specifications of our customers. There is also no assurance that we will be able to respond to changes sufficiently and promptly in customer preferences to make corresponding adjustments to our products or services, and failing to do so may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our revenue relies on customer demand for our software technology solutions. Depending on the progress of technological development of the current programs and systems we use for development of our software solutions, our existing software may become prematurely obsolete or phased out. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to technological obsolescence. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements.

Since the commencement of our business, our Executive Director, Chairman and Chief Executive Officer, Mr. Ng Chen Lok has been instrumental in expanding our business from a three-person operation specializing in software development (Speed+ Point of Sales System) for the F&B industry in June 2018 to providing our current wide range of software solutions today. We rely on the wide network and contacts of Mr. Ng Chen Lok, which was built over the past decade, in particular, sourcing for new customers through his existing contacts.

Our performance depends on the continued service and performance of Mr. Ng Chen Lok because he plays an important role in guiding the implementation of our business strategies and future plans. The working and business relationships that Mr. Ng Chen Lok has developed with our main suppliers and customers over the years is important for the future development of our business. If Mr. Ng Chen Lok were to terminate his employment, there is no assurance that we would be able to find suitable replacements with such a vast network of contacts in a timely manner. The loss of services of Mr. Ng Chen Lok and/or the inability to identify, hire, train and retain other qualified technical and operations personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, although we are dependent on certain key personnel, we do not have any key man life insurance policies on any such individual with the exception of Mr. Ng Chen Lok. Therefore, if any of our key management personnel dies or become disabled, we will not receive any compensation to assist with such individual’s absence. The loss of such a person could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our reputation and profitability may be adversely affected if there are major malfunctions in our software solutions sold to our customers.

Our operations are exposed to the risk of software failure, bugs and malware, which may arise due to poor maintenance, hardware and software bugs, power outages, and the risk of failure by our customers to follow procedures and protocols, possibly resulting in pauses in our customers operations. In the event of any malfunction, we may be forced to cease all, or part of our operations and we may be subject to legal and regulatory liabilities and actions such as directives, penalties, sanctions, or significant costs and expenses in any dispute as a result of such software failure. This may have an adverse impact on our operations and financial performance.

Since our establishment, we believe that we have built goodwill in our brands and thus customer loyalty. Hence, if there are any major lapses in our sales of software solutions and/or due to circumstances beyond our control resulting in negative publicity, our reputation may be adversely affected, and our customers may lose confidence in our software solutions. In such an event, our business and hence our profitability and financial performance may be adversely affected.

A significant failure or deterioration in our quality control systems could have a material adverse effect on our business and operating results.

The quality of our products and services are critical to the success of our business and operations. As such, it is imperative that our quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems and the quality training programs. Although we strive to ensure that all of our customers are taught how to use our software solutions and integrated hardware, and have implemented and adhere to high-quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on our business and operating results.

Increased competition in the sale of software solutions in Malaysia and the region may affect our ability to maintain our market share and growth.

We operate in the software technology sales business, which is highly competitive. Our competitors may possess greater financial resources and more up-to-date software with better specifications and features. They may also have a larger customer base and offer a wider range of software features and specifications coupled with greater marketing resources.

Entry of new competitors in the market or market consolidation could also increase the degree of competition within the industry. Our continued success depends on our ability to compete with our competitors as well as to be able to compete successfully in the future against existing or potential competitors or to adapt to changes in market conditions and demands. In the event we are unable to compete successfully against existing or potential competitors or to adapt to changes in market conditions and demands, our business and financial performance may be adversely affected.

We maintain good working relationships with our suppliers and customers and have a wide range of software features targeted for our customers’ needs. However, there is no assurance that our existing suppliers and customers will renew their agreements or continue to work with us. In the event our suppliers and customers choose to work with our competitors and/or our experienced and skilled employees choose to join our competitors, we may not be able to maintain our competitive position, and our business, financial condition, results of operations, and prospects may be materially and adversely affected.

Our business is subject to supply chain interruptions.

We work with third-party logistic providers for the import, export, and transportation of our technological hardware. We rely on such third-party service providers’ abilities to deliver our technological hardware as part of the supply chain logistics. The factors that can adversely affect our operations include, but are not limited to:

●	interruptions to our delivery capabilities;

●	failure of third-party service providers to meet our standards or their commitments to us; and

●	increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available.

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial years ended December 31, 2022, 2023, and 2024, there have not been any material impact for the financial years ended December 31, 2022, 2023 and 2024 because our business mainly relies on software development developed internally. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability. Please refer to the risk factors “Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19” set out below in this annual report, for details on how these recent events have caused interruptions to our supply chain and impacted our operations. If we fail to manage these risks effectively, we could experience a material adverse impact on our reputation, revenue, and profitability.

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. Currently, we only receive a small number of inquiries via our website at https://www.sagtec-global.com/. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts;; (iii) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (iv) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our operations, and the operations of our customers, suppliers, and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses. If we or our customers, suppliers, and sub-contractors are forced to close their businesses with prolonged disruptions to their operations, we may experience a delay or shortage of supplies and/or services by our suppliers and sub-contractors, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our workplace and our production and processing facilities. In such event, our operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition, and results of operations.

In addition, we have also faced difficulties in hiring suitable manpower from overseas jurisdictions due to travel restrictions imposed by the Malaysian Government as a result of the COVID-19 pandemic during financial years 2022, 2023 and 2024. This has led to a stagnation in our workforce strength, thereby affecting our potential growth as we rely heavily on manual labor. We have also taken measures to mitigate the impact of potential shortages in the future by introducing robots to our operations.

We may be affected by an outbreak of other infectious diseases.

An outbreak of infectious diseases such as severe acute respiratory syndrome and avian influenza or new forms of infectious diseases in the future may potentially affect our operations as well as the operations of our customers and suppliers. In the event that any of the employees in any of our offices or worksites or those of our customers and suppliers are affected by any infectious disease, we or our customers and suppliers may be required to temporarily shut down our or their offices or worksites to prevent the spread of the diseases. This may have an adverse impact on our revenue and financial performance.

We are exposed to risks arising from fluctuations in foreign currency exchange rates.

Our reporting currency is Malaysian Ringgit. Our overseas sales are denominated in Malaysian Ringgit and procurement from our overseas suppliers are also denominated in Malaysian Ringgit. We may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our software solutions in Malaysia.

Various jurisdictions may require different licenses, approvals and certifications for the use and operation of certain software solutions, such as in Malaysia.

As we offer software solutions to our customers within Malaysia, we will need to maintain such approvals and certifications in order to carry out such services. In addition, we are guided by a set of regulations imposed on us as described in the “Regulatory Environment” section on page 34 below. We are subject to monetary fines other penalties if there is an infringement of any of the applicable safety regulations. Our business operations are regulated by various governmental bodies and authorities in Malaysia disclosed in the “Regulatory Environment” section of this annual report on page 34. Any such new regulations or any imposition of new licensing requirements that may be applicable to our business operations and/or the products that we supply may have an adverse impact on our operations and financial performance.

In addition, compliance with changes in government legislation, regulations, or policies may increase our costs and any significant increase in compliance costs arising from such changes may adversely affect our financial performance. In such event, our business and profitability would be materially and adversely affected.

We are subject to environmental, health, and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations.

We are subject to laws, regulations, and policies relating to the protection of the environment and to workplace health and safety. We are required to adopt measures to implement such measures that ensure the safety and health of our employees. Changes to current laws, regulations, or policies or the imposition of new laws, regulations, and policies in the software technology industry could impose new restrictions or prohibitions on our current practices. We may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our insurance policies may be inadequate to cover our assets, operations, and any loss arising from business interruptions.

We face the risk of loss or damage to our equipment due to fire, theft, or other natural disasters in Malaysia. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our insurance coverage may not be sufficient to cover all of our potential losses. If there are losses that exceed the insurance coverage or are not covered by our insurance policies, we will remain liable for any liability, debt, or other financial obligation related to such losses. We do not have any insurance coverage for business interruptions. In the event that any claims arise in respect of such occurrences and liability for such claims are attributed to us or that our insurance coverage is insufficient, we may be exposed to losses which may adversely affect our profitability and financial position.

We may be harmed by negative publicity.

We operate in highly competitive industries and there are other companies in the market that offer similar products for sales and rental and complementary services which we offer. We derive most of our customers through word of mouth and we rely on the positive feedback of our customers. Thus, customer satisfaction with our software technology products is critical to the success of our business as this will also result in potential referrals to new customers from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products and/or services, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction, or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports, publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that our Group will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and the results of operations.

We are exposed to risks with respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions, and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics, or outbreaks may disrupt our operations and cause loss and damage to our storage facilities, workshop, and office, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest, and regulatory, fiscal, and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers, and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations, and prospects.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies restricting international trade and investments may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries.

Risks Related to Our Securities and Our continued offering

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on the Nasdaq Capital Market concurrently with our continued offering. In order to continue listing our Ordinary Shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our Ordinary Shares on another national securities exchange, we expect our Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a)	a limited availability of market quotations for our Ordinary Shares;

(b)	reduced liquidity for our Ordinary Shares;

(c)	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or pre-empts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Malaysia that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after our continued offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands and Malaysia law. Even if our Board decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board. This will also be subject to the Companies Act and our Memorandum and Articles of Association. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after our continued offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant number of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You must rely on the judgment of our management as to the uses of the net proceeds from our continued offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of our continued offering as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in our continued offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from our continued offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our Board must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

While we presently plan to comply voluntarily with the corporate governing listing standards of Nasdaq, we may choose to rely on the exemptions in the future. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. Some of these practices include being exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; and (c) a change of control. These practices may afford less protection to Shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq. While we presently plan to comply voluntarily with the corporate governance listing standards of the Nasdaq, we may choose to rely on the exemptions in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law

We are a BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the BVI.

We have been advised by Mourant Ozannes as BVI counsel to the Company that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be directly enforceable in the BVI. We have also been advised by Mourant Ozannes that a final and conclusive judgment obtained in a U.S. federal or state court under which a sum of money is payable as compensatory damages (not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be recognized by the High Court of the BVI as a cause of action for a debt.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under British Virgin Islands law are governed by the Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Our shareholders are entitled, by giving written notice to the Company, to inspect the Company’s Memorandum and Articles of Association, register of members, register of directors and minutes of meetings and resolutions of shareholders. However, pursuant to the Companies Act, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect the register of members, register of directors, minutes of meetings, resolutions of members, or any part of such document refuse to permit the shareholder to inspect that document or limit the inspection of that document, including limiting the making of copies or the taking of extracts from the records. This may make is more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the British Virgin Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholder than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain British Virgin Islands Company Considerations — Differences in Corporate Law.”

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a British Virgin Islands company. Our operating subsidiaries were incorporated and are located in Malaysia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and Malaysia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the British Virgin Islands and Malaysia, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure

Our company was incorporated in the British Virgin Islands on October 31, 2023, under the Companies Act as a business company with limited liability. The company is authorized to issue an unlimited number of Ordinary Shares with no-par value.

The chart below sets forth our corporate structure as of the date of this annual report:

Entities

A description of our principal operating subsidiaries is set forth below.

On June 11, 2018, Sagtec was incorporated in Malaysia as a private company limited by shares. On May 27, 2019, Sagtec changed its name from Signage Alliance Group Sdn Bhd to Sagtec Group Sdn Bhd It commenced business on June 11, 2018 and is engaged in the provision of customizable software solutions. The solutions Sagtec provides include subscription services, software consultation and development services, social media management, data management and analysis services and sales of food ordering kiosks with screens. As part of a group reorganization on January 1, 2024, Sagtec became a subsidiary of our Company, with our ownership at 98.04%.

On February 14, 2019, CL Technologies was incorporated in Malaysia as a private company limited by shares. It commenced business on February 14, 2019 and is engaged in the customizable software solutions. The solutions CL Technologies provides include data management & analysis services and social media management. CL Technologies is also engaged in providing sales of power bank charging stations. As part of a group reorganization on January 1, 2024, CL Technologies became a subsidiary of our company, with our ownership at 94.95%.

Corporate Information

Sagtec Global Limited was incorporated in the British Virgin Islands as a British Virgin Islands business company on October 31, 2023, with BVI company number 2135152. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our principal executive office is at No 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur. Our telephone number at this location is +603-3310 0089. Our principal website address is https://www.sagtec-global.com/. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

Our business was originally incorporated in Malaysia in 2018, and is principally involved in the provision of customizable software solutions encompassing several types of software such as a smart ordering system, Speed +, which is a smart solutions application software for the food and beverage industry. The Speed+ software is installed onto our existing Point of Sale (POS) machines, which are sourced from third-party suppliers. These POS machines, equipped with Speed+, are then leased to clients, providing a seamless and integrated solution for efficient order management and transaction processing. We also offer customizable software and application development for table ordering, QR ordering and self-service kiosk ordering. For the years ended December 31, 2024, December 31, 2023, and December 31, 2022 the provision of the Speed+ smart ordering system, QR Ordering system subscription (both under subscription services) contributed 23.14%, 12.31%, and 10.22% of our revenue, respectively, while the provision of software development services contributed to 10.92%, 9.79%, and 19.10% of our revenue, respectively.

Our products and services such as our smart ordering system, Speed +, as well as any software and application development for table ordering, QR ordering and self-service kiosk ordering, are marketed to the bulk of our customers in Malaysia, who belong to the food and beverage (“F&B”) industry. However, the customizable nature of our software and application development services which further extends to customer relationship management and invoicing software is offered to businesses across different industries, with a focus on F&B but also extending to other industries such as Geotechnology, beauty products and property consulting.

Apart from our product, Speed+, we also sell food ordering kiosk machines designed to improve the dining experience for both customers and businesses. These kiosk solutions combine innovative technology with user-friendly interfaces, allowing patrons to effortlessly browse menus, customize orders, and make secure payments. They are designed to improve efficiency, reduce labor costs, and gather valuable data on customer preferences and ordering patterns. For the years ended December 31, 2024, and December 31, 2023, and December 31, 2022 the sale of food ordering kiosk machines contributed 19.23% 25.29%, and 16.12% of our revenue, respectively.

Beyond the F&B industry, we serve a broader clientele as a trusted partner. Our software development services showcase our commitment to understanding and addressing the unique needs of our clients. Our experienced software development team creates tailored solutions, often starting with a comprehensive software development blueprint in the form of a white paper. Whether it involves developing applications or addressing complex software development projects, our in-house programmers bring over a combined 14 years of experience and expertise. For specialized or complex projects, we collaborate with trusted outsourcing partners to ensure our clients have access to the right skills and resources.

In a digital age where social media plays a crucial role in brand presence, we offer social media management services. Responsible for overseeing the social media accounts of Key Opinion Leaders (KOLs) and influencers, we attempt to ensure that these digital influencers maintain a current and engaging online presence. By leveraging data analysis, including demographic data, comments, post likes, and other metrics, we fine-tune content strategies in order to obtain the maximum impact. For the years ended December 31, 2024 and December 31, 2023, and December 31, 2022 our social media management services contributed 9.26%, 9.50%, and 11.98% of our revenue, respectively.

We further provide additional products and services through the sale of power-bank charging stations through our majority owned subsidiary, CL Technologies. Recognizing the trend in demand for portable power-bank charging for mobile devices, we have developed additional expertise in providing power-bank charging stations across 300 locations in Malaysia, working with shopping malls, parks and other public areas. For the years ended December 31, 2024, and December 31, 2023, and December 31, 2022 the sale of power-bank charging stations through its majority owned subsidiary, CL Technologies, contributed 21.82%, 23.44%, and 12.45% of our revenue, respectively. Our expertise extends beyond software development. We also offer a comprehensive data management service. By efficiently handling clients’ incoming raw data, including tasks like sorting, filtering, and reorganizing data within servers, we help clients easily access the information they need, streamlining their operations and decision-making. For the years ended December 31, 2024, and December 31, 2023, and December 31, 2022 our data management services contributed 15.63% 15.62%, and 20.98% of our revenue, respectively.

For the year ended December 31, 2023, business in Malaysia contributed to 100% of our Group’s revenue. We also believe that our financial results reflect our strong market position. For the year ended December 31, 2024, our revenue was RM51,999,379 (USD11,631,930), and our net profit was RM7,165,510 (USD1,602,879). For the year ended December 31, 2023, our revenue was RM29,280,649 (USD6,380,339), and our net profit was RM4,656,301 (USD1,014,622). This is a growth of 78% in revenue and 54% in net profit respectively. The cost of sales increased from RM21,112,777 (USD4,722,794) in the year ended December 31, 2023 to RM39,841,428 (USD8,912,274) in year ended December 31, 2024.

For the year ended December 31, 2022, our revenue was RM13,000,026 (USD2,832,744), and our net profit was RM2,363,584 (USD515,032). For the year ended December 31, 2023, our revenue was RM29,280,649 (USD6,380,339), and our net profit was RM4,656,301 (USD1,014,622). This is a growth of 125.24% in revenue and 97.00% in net profit respectively. The cost of sales increased from RM7,959,225 (USD1,734,338) in the year ended December 31, 2022 to RM21,112,777 (USD4,600,536) in year ended December 31, 2023.

Recent Developments

On March 10, 2025, the Company completed its initial public offering on the Nasdaq Capital Market. In this offering, 1,750,000 Ordinary Shares were issued at a price of $4.00 per share. The gross proceeds received from the initial public offering totaled $7 million. After deducting underwriting discounts and the offering expenses the Company received net proceeds of $5,990,381.96 million. The offering closed on March 10, 2025 and the Ordinary Shares began trading on March 7, 2025 on the Nasdaq Capital Market under the ticker symbol “SACT.”

Our Products and Services

For the year ended December 31, 2024, our top 3 categories of sales were subscription services, power bank charging station and food ordering kiosk with screen, which accounted for RM12,030,103 (USD2,691,057), RM11,343,745 (USD2,537,524), and RM9,999,245 (USD2,236,767) respectively.

The diagrams below illustrate the suite of solutions which we currently offer.

Speed+ Solution:

Our company has developed the Speed+ “Smart Mobile Ordering” System, which is a user-friendly, cloud-based solution that allows customers to manage their business from anywhere with internet access. It offers integrated software and hardware features with a monthly subscription, eliminating the need for high investment and complex installations. At less than RM5 per day, it provides a cost-effective solution for the F&B industry to improve their technology environment, reduce human error, and enhance daily operations. This positions Speed+ to continue to grow business in the F&B market.

The Speed+ system is a comprehensive solution for businesses, offering a range of features including Store, Table, Item, Category, Device, POS, Printer, Order, Staff Management, and Admin and Manager Settings. It provides various products such as the “Smart Ordering System”, “QR Code Table Ordering System”, “Ordering & E-Payment Solutions”, “Light version Delivery Order System”, and “Self Ordering Kiosk Machine & Software”. Additionally, it offers customized software application development. This cloud-based system allows users to manage their business from anywhere, making it a cost-effective and efficient solution for the F&B industry.

Software Consultation and Development Services

Our Company also provides software consultation and development services, which includes developing office management and customized application software. To start, we usually consult with our customers to ensure that their requirements and needs are understood and addressed, before proposing various solutions based on the consultation. For our customized application software, we can provide customized corporate application development with an associated dedicated server set-up, with features such as remote access to data storage and corporate management. Regarding our office management software, we also develop server storage and firewall infrastructure, software security, PHP web-based back-end development, and app-based front-end development. Our various options and features allow us to provide customized solutions to accurately address our customers’ requirements.

Data Management and Analysis Services

Additionally, our Company provides data management and analysis services for various customers, which includes the processing of data in accordance with the appropriate technical and organizational measures to ensure minimal security risks. Our job scope usually entails raster data editing, modifying images that are composed of pixels to specific resolutions to meet our customer’s requirements. This involves generating, modifying, and creating natural color metadata to produce an image with seamless color balance, while ensuring that the image is in the specific format requested by our customers.

Functionality Testing, Inspection of Equipment and Quality Control

Our company has established a quality control and assurance system for our technological solutions. We define specific criteria to determine quality benchmarks, while also implementing weekly ‘stress tests’ on our products and technological solutions to help identify defects, deviations from quality standards, and any need for corrective actions. Additionally, we also train our employees on quality standards, procedures, and best practices, to ensure that team members understand their roles in maintaining the highest standards set by our Company.

In selecting our suppliers, we also evaluate and select reliable suppliers with a proven track record in the market who can meet our quality standards, while continuing to monitor their performance throughout the duration of our contracts with them. Lastly, we have also implemented feedback loops for continuous improvement, collecting feedback from our customers, employees and stakeholders to identify areas of improvement, and ensuring that changes are made to maintain our quality standards.

Our Customers

Our customers can be categorized into two groups, (i) direct customers, who purchase our technological solutions directly from us and (ii) distributors and resellers, who procure our technological solutions from us for resale to end user customers. Our end user customers operate in various industries which range from retail shops in both online and offline formats, small and medium enterprises, and large corporate clients. Our customers who are distributors and resellers usually specialize in software distribution, with large networks of customers with varying backgrounds, while further possessing experience which we can learn from through obtaining their feedback. Our company places great emphasis on customer satisfaction, as we believe that this is the cornerstone of successful businesses, directly impacting loyalty, repeat business, and overall company reputation.

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. For the years ended December 31, 2024, 2023 and 2022, our top five customers accounted for 71.63%, 63.63% and 73.16% of our total revenue, respectively, with Rams Solutions Sdn Bhd, KLC VenturesSdn Bhd. and SM ProminentSdn Bhd comprising 24.20%, 12.89% and 24.26% for the year ended December 31, 2024, KLC VenturesSdn Bhd, SM ProminentSdn Bhd and RAMS SolutionsSdn Bhd comprising 16.80%, 17.00% and 13.66% for the year ended December 31, 2023, and with IKOL Resources Sdn Bhd, KLC VenturesSdn Bhd. and SM ProminentSdn Bhd comprising 15.72%, 14.81% and 29.56% for the year ended December 31, 2022.

Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects.

Material agreements with customers

As of the date of this annual report, we have entered into the following material contracts with our top customers below:

(a)	Software Development Agreement, Data Management Service Agreement, Social Media Management Agreement, Power Bank Charging Station Agreement and Food Ordering Kiosk Agreement with Rams Solutions Sdn Bhd

I.	Data Management Agreement dated July 01, 2024 with Rams Solutions Sdn Bhd

Rams Solutions Sdn Bhd engaged Sagtec for the processing and management of personal data in accordance with the requirements of General Data Protection Regulations. The Data Management Agreement is on an invoice basis and does not specify the term or duration of the Data Management Agreement. The material terms of the contract are as follows:

i.	Responsibilities: Sagtec will provide the relevant data management and processing services in accordance with ongoing applicable Data Protection Laws in the processing of personal data and will take responsible measures to ensure that any employees, agents or contractors of Sagtec who have access to personal data will comply in a similar manner as Sagtec with any ongoing applicable Data Protection Laws.

ii.	Data Security and Subprocessing: Sagtec will implement appropriate technical and organisational measures to ensure a level of security appropriate to mitigate security risks, while also establishing processes to remedy any data breach. Sagtec will not disclose any personal data to any third party subprocessor unless authorised by Rams Solutions Sdn Bhd

iii.	Data Breach: In the event of a data breach, Sagtec will inform Rams Solutions Sdn Bhd of the breach without any undue delay and will provide Rams Solutions Sdn Bhd with sufficient information for its reporting obligations.

iv.	Termination: Either party may terminate the Agreement with 7 days of written notice with cause, in the event the cause of the breach cannot be remedied. Either party may terminate the Agreement in the event of insolvency or bankruptcy. In the event of termination, Sagtec shall delete all copies of personal data within 10 business days of cessation of services.

II.	Software Development Agreement dated April 1, 2024 with Rams Solutions Sdn Bhd

Rams Solutions Sdn Bhd engaged CL Technologies to develop office management software. The key terms of the contract are as follows:

i.	Scope of Work and Duration: The duration of the contract is effective from the date of signature till satisfactory project completion. Any additional work outside the original scope will require a formal change request with a detailed description of requested changes. CL Technologies is responsible for:

●	Design and development of the software according to milestones

●	Performing multiple testing for quality assurance

●	Providing implementation support and training sessions after delivery

●	Providing regular process updates and milestone reports

●	Providing 30 days of post-delivery maintenance and support

ii.	Intellectual Property: All rights, titles, and IP rights will be transferred to Rams Solutions Sdn Bhd upon full payment, with CL Technologies retaining the right to showcase the software for portfolio/marketing purposes. Rams Solutions Sdn Bhd will also receive a perpetual, non-exclusive license for internal use and the source code upon final payment, with the right to modify and enhance the software independently.

ii.	Warranty and Support: CL Technologies warrants that the software will operate in accordance with required specifications and will provide a 30-day bug fix period after final delivery where prompt fixes and updates will be made to any report bugs or issues, provided that the description of the bugs contain sufficient information.

iv.	Termination: Either party can terminate for convenience upon 7 days written notice, while immediate termination is allowed for material breaches including confidentiality breaches, payment failures and intellectual property violations. Upon termination, if Rams Solutions Sdn Bhd terminates, CL Technologies must refund unearned fees for work not performed, while if CL Technologies terminates, Rams Solutions Sdn Bhd must pay for all completed work and expenses. After termination, Rams Solutions Sdn Bhd is obliged to return all deliverables, documentation, and materials, and cannot retain copies of any materials.

III.	Powerbank Charging Station Invoice dated December 16, 2024 with Rams Solutions Sdn Bhd

For Powerbank Charging Station invoices, CL Technologies engages with each customer on an invoice basis to provide powerbank charging stations according to the customer’s specifications, with 30 days credit terms. There is no underlying contract between the Company and Rams Solutions Sdn Bhd, and all orders are done on an invoice basis with no specified term or duration.

IV.	Social Media Management Agreement dated September 01, 2024 with Rams Solutions Sdn Bhd

Rams Solutions Sdn Bhd engaged Sagtec to provide social media management services. The Social Media Management Agreement is on an invoice basis and does not specify the term or duration of the Social Media Management Agreement. The material terms of the contract are as follows:

i.	Scope of Work: Sagtec shall schedule and post content provided by Rams Solutions Sdn Bhd to Rams Solutions Sdn Bhd’s social media channels including those on Facebook, Instagram, LinkedIn, Tiktok, Twitter, Google and Youtube and Sagtec is responsible for:

●	Social media engagements such as replying to comments, voting polls and direct messages.

●	Social media monitoring of activities, mentions and conversations around Rams Solutions Sdn Bhd and Rams Solutions Sdn Bhd’s brand, products and services.

●	Promoting blogposts and analyzing social media reports and results from campaigns.

ii.	Copyright and Intellectual Property: All content created by Sagtec including social media posts, blog posts, designs, videos and images shall be owned by Rams Solutions Sdn Bhd.

iii.	Termination: Either party may terminate the Agreement with 7 days of written notice in the event of a breach of terms of the agreement. Upon termination, Sagtec agrees to finish all pending works, projects or assignments given to the Company by Sagtec and permanently delete all information or programs related to Rams Solutions Sdn Bhd.

V.	Food Ordering Kiosk Invoice dated December 8, 2024 with Rams Solutions Sdn Bhd

For Food Ordering Kiosk invoices, Sagtec engages with each customer on an invoice basis to provide food ordering kiosks according to the customer’s specifications with a warranty period of 12 months, with 30 days credit terms.

(b)	Data Management Service Agreement, Social Media Management Agreement, Food Ordering Kiosk Agreement, Speed+ Smart Mobile Pos Agreement, Speed + Mobile QR Ordering Agreement and Software Development Agreement with KLC Ventures Sdn Bhd

I.	Data Management Agreement dated January 1, 2024 with KLC Ventures Sdn Bhd

KLC Ventures Sdn Bhd engaged Sagtec for the processing and management of personal data in accordance with the requirements of General Data Protection Regulations. The Data Management Agreement is on an invoice basis and does not specify the term or duration of the Data Management Agreement. The material terms of the contract are as follows:

i.	Responsibilities: Sagtec will provide the relevant data management and processing services in accordance with ongoing applicable Data Protection Laws in the processing of personal data and will take responsible measures to ensure that any employees, agents or contractors of Sagtec who have access to personal data will comply in a similar manner as Sagtec with any ongoing applicable Data Protection Laws.

ii.	Data Security and Subprocessing: Sagtec will implement appropriate technical and organisational measures to ensure a level of security appropriate to mitigate security risks, while also establishing processes to remedy any data breach. Sagtec will not disclose any personal data to any third party subprocessor unless authorised by KLC Ventures Sdn Bhd.

iii.	Data Breach: In the event of a data breach, Sagtec will inform KLC Ventures Sdn Bhd of the breach without any undue delay and will provide KLC Ventures Sdn Bhd with sufficient information for its reporting obligations.

iv.	Termination: Either party may terminate the Agreement with 7 days of written notice with cause, in the event the cause of the breach cannot be remedied. Either party may terminate the Agreement in the event of insolvency or bankruptcy. In the event of termination, Sagtec shall delete all copies of personal data within 10 business days of cessation of services.

II.	Social Media Management Agreement dated January 1, 2024 with KLC Ventures Sdn Bhd

KLC Ventures Sdn Bhd engaged Sagtec to provide social media management services. The Social Media Management Agreement is on an invoice basis and does not specify the term or duration of the Social Media Management Agreement. The material terms of the contract are as follows:

i.	Scope of Work: Sagtec shall schedule and post content provided by KLC VENTURES Sdn Bhd to KLC Ventures Sdn Bhd’s social media channels including those on Facebook, Instagram, LinkedIn, Tiktok, Twitter, Google and Youtube and Sagtec is responsible for:

●	Social media engagements such as replying to comments, voting polls and direct messages.

●	Social media monitoring of activities, mentions and conversations around KLC Ventures Sdn Bhd and KLC Ventures Sdn Bhd’s brand, products and services.

●	Promoting blogposts and analyzing social media reports and results from campaigns.

ii.	Copyright and Intellectual Property: All content created by Sagtec including social media posts, blog posts, designs, videos and images shall be owned by KLC Ventures Sdn Bhd.

iii.	Termination: Either party may terminate the Agreement with 7 days of written notice in the event of a breach of terms of the agreement. Upon termination, Sagtec agrees to finish all pending works, projects or assignments given to the Company by Sagtec and permanently delete all information or programs related to KLC Ventures Sdn Bhd.

III.	Software Development Agreement dated September 24, 2024 with KLC Ventures Sdn Bhd

KLC Ventures Sdn Bhd engaged CL Technologies to develop office management software. The key terms of the contract are as follows:

i.	Scope of Work and Duration: The duration of the contract is effective from the date of signature till satisfactory project completion. Any additional work outside the original scope will require a formal change request with a detailed description of requested changes. CL Technologies is responsible for:

●	Design and development of the software according to milestones

●	Performing multiple testing for quality assurance

●	Providing implementation support and training sessions after delivery

●	Providing regular process updates and milestone reports

●	Providing 30 days of post-delivery maintenance and support

ii.	Intellectual Property: All rights, titles, and IP rights will be transferred to KLC Ventures Sdn Bhd upon full payment, with CL Technologies retaining the right to showcase the software for portfolio/marketing purposes. KLC Ventures Sdn Bhd will also receive a perpetual, non-exclusive license for internal use and the source code upon final payment, with the right to modify and enhance the software independently.

iii.	Warranty and Support: CL Technologies warrants that the software will operate in accordance with required specifications and will provide a 30-day bug fix period after final delivery where prompt fixes and updates will be made to any report bugs or issues, provided that the description of the bugs contain sufficient information.

iv.	Termination: Either party can terminate for convenience upon 7 days written notice, while immediate termination is allowed for material breaches including confidentiality breaches, payment failures and intellectual property violations. Upon termination, if KLC Ventures Sdn Bhd terminates, CL Technologies must refund unearned fees for work not performed, while if CL Technologies terminates, KLC Ventures Sdn Bhd must pay for all completed work and expenses. After termination, KLC Ventures Sdn Bhd is obliged to return all deliverables, documentation, and materials, and cannot retain copies of any materials.

IV.	Food Ordering Kiosk Invoice dated February 1, 2024 with KLC Ventures Sdn Bhd

For Food Ordering Kiosk invoices, Sagtec engages with each customer on an invoice basis to provide food ordering kiosks according to the customer’s specifications with a warranty period of 12 months, with 30 days credit terms.

V.	Speed + Mobile QR Ordering System Invoice dated April 25, 2024 with KLC Ventures Sdn Bhd

For Speed + Mobile QR Ordering System invoices, Sagtec engages with each customer on an invoice basis to provide Speed + Mobile QR Ordering Systems according to the customer’s specifications, with 30 days credit terms.

VI.	Speed + Smart Mobile Pos Invoice dated November 1, 2024 with KLC Ventures Sdn Bhd

For Speed + Smart Mobile Pos invoices, Sagtec engages with each customer on an invoice basis to provide Speed + Smart Mobile Pos according to the customer’s specifications, with 30 days credit terms.

(c)	Food Ordering Kiosk Agreement, Power Bank Charging Station Agreement, Speed + Mobile QR Ordering System Agreement, Speed+ Smart Mobile Pos Agreement, Social Media Management Agreement, Data Management Agreement and Software Development Agreement with SM Prominent Sdn Bhd

I.	Food Ordering Kiosk Invoice dated November 1, 2024 with SM Prominent Sdn Bhd

For Food Ordering Kiosk invoices, Sagtec engages with each customer on an invoice basis to provide food ordering kiosks according to the customer’s specifications with a warranty period of 12 months, with 30 days credit terms.

II.	Powerbank Charging Station Invoice dated October 18, 2024 with SM Prominent Sdn Bhd

For Powerbank Charging Station invoices, CL Technologies engages with each customer on an invoice basis to provide powerbank charging stations according to the customer’s specifications, with 30 days credit terms. There is no underlying contract between the Company and SM Prominent Sdn Bhd, and all orders are done on an invoice basis with no specified term or duration.

III.	Software Development Agreement dated April 25, 2024 with SM Prominent Sdn Bhd

SM Prominent Sdn Bhd engaged Sagtec to develop office management software. The key terms of the contract are as follows:

i.	Scope of Work and Duration: The duration of the contract is effective from the date of signature till satisfactory project completion. Any additional work outside the original scope will require a formal change request with a detailed description of requested changes. Sagtec is responsible for:

●	Design and development of the software according to milestones

●	Performing multiple testing for quality assurance

●	Providing implementation support and training sessions after delivery

●	Providing regular process updates and milestone reports

●	Providing 30 days of post-delivery maintenance and support

ii.	Intellectual Property: All rights, titles, and IP rights will be transferred to SM Prominent Sdn Bhd upon full payment, with Sagtec retaining the right to showcase the software for portfolio/marketing purposes. SM Prominent Sdn Bhd will also receive a perpetual, non-exclusive license for internal use and the source code upon final payment, with the right to modify and enhance the software independently.

iii.	Warranty and Support: Sagtec warrants that the software will operate in accordance with required specifications and will provide a 30-day bug fix period after final delivery where prompt fixes and updates will be made to any report bugs or issues, provided that the description of the bugs contain sufficient information.

iv.	Termination: Either party can terminate for convenience upon 7 days written notice, while immediate termination is allowed for material breaches including confidentiality breaches, payment failures and intellectual property violations. Upon termination, if SM Prominent Sdn Bhd terminates, Sagtec must refund unearned fees for work not performed, while if Sagtec terminates, SM Prominent Sdn Bhd must pay for all completed work and expenses. After termination, SM Prominent Sdn Bhd is obliged to return all deliverables, documentation, and materials, and cannot retain copies of any materials.

IV.	Speed + Mobile QR Ordering System Invoice dated December 1, 2024 with SM SM Prominent Sdn Bhd

For Speed + Mobile QR Ordering System invoices, Sagtec engages with each customer on an invoice basis to provide Speed + Mobile QR Ordering Systems according to the customer’s specifications, with 30 days credit terms.

V.	Speed + Smart Mobile Pos Invoice dated November 1, 2024 with SM Prominent Sdn Bhd

For Speed + Smart Mobile Pos invoices, Sagtec engages with each customer on an invoice basis to provide Speed + Smart Mobile Pos according to the customer’s specifications, with 30 days credit terms.

VI.	Social Media Management Agreement dated September 1, 2024 with SM Prominent Sdn Bhd

SM Prominent Sdn Bhd engaged Sagtec to provide social media management services. The Social Media Management Agreement is on an invoice basis and does not specify the term or duration of the Social Media Management Agreement. The material terms of the contract are as follows:

i.	Scope of Work: Sagtec shall schedule and post content provided by SM Prominent Sdn Bhd to SM Prominent Sdn Bhd’s social media channels including those on Facebook, Instagram, LinkedIn, Tiktok, Twitter, Google and Youtube and Sagtec is responsible for:

●	Social media engagements such as replying to comments, voting polls and direct messages.

●	Social media monitoring of activities, mentions and conversations around SM Prominent Sdn Bhd and SM Prominent Sdn Bhd’s brand, products and services.

●	Promoting blogposts and analyzing social media reports and results from campaigns.

ii.	Copyright and Intellectual Property: All content created by Sagtec including social media posts, blog posts, designs, videos and images shall be owned by SM Prominent Sdn Bhd.

iii.	Termination: Either party may terminate the Agreement with 7 days of written notice in the event of a breach of terms of the agreement. Upon termination, Sagtec agrees to finish all pending works, projects or assignments given to the Company by Sagtec and permanently delete all information or programs related to SM Prominent Sdn Bhd.

VII.	Data Management Agreement dated October 1, 2024 with SM Prominent Sdn Bhd

SM Prominent Sdn Bhd engaged Sagtec for the processing and management of personal data in accordance with the requirements of General Data Protection Regulations. The Data Management Agreement is on an invoice basis and does not specify the term or duration of the Data Management Agreement. The material terms of the contract are as follows:

i.	Responsibilities: Sagtec will provide the relevant data management and processing services in accordance with ongoing applicable Data Protection Laws in the processing of personal data and will take responsible measures to ensure that any employees, agents or contractors of Sagtec who have access to personal data will comply in a similar manner as Sagtec with any ongoing applicable Data Protection Laws.

ii.	Data Security and Subprocessing: Sagtec will implement appropriate technical and organisational measures to ensure a level of security appropriate to mitigate security risks, while also establishing processes to remedy any data breach. Sagtec will not disclose any personal data to any third party subprocessor unless authorised by SM Prominent Sdn Bhd.

iii.	Data Breach: In the event of a data breach, Sagtec will inform SM Prominent Sdn Bhd of the breach without any undue delay and will provide SM Prominent Sdn Bhd with sufficient information for its reporting obligations.

iv.	Termination: Either party may terminate the Agreement with 7 days of written notice with cause, in the event the cause of the breach cannot be remedied. Either party may terminate the Agreement in the event of insolvency or bankruptcy. In the event of termination, Sagtec shall delete all copies of personal data within 10 business days of cessation of services.

In summary, our contracts for the provision of our products and services contain standard terms providing for the responsibilities of each party, confidentiality and data protection clauses, as well as clauses which provide for when termination rights of each party will arise. For example, our data management contracts contain terms which provide for the necessary technical and organizational security measures, while implementing procedures targeted at risks associated with data breaches, while our social media management contracts contain terms providing for the scheduling and posting of content to our customers’ social media channels, as well as providing social media engagement, monitoring and analysis services.

Our Suppliers

Our suppliers are vendors who provide us with Point of Sale (POS) machines, which we install our Speed+ software prior to leasing to our clients. We place great importance in supplier selection, ensuring that we receive reliable equipment and constant access for troubleshooting potential hardware issues. For the year ended December 31, 2024, two vendor accounted for 34.39% and 26.49% of our cost of sales, for the year ended December 31, 2023, two vendors accounted for 30.69% and 49.04% of our cost of sales, and for the year ended December 31, 2022, one vendor accounted for 44.05% of our cost of sales.

Although we continually seek to diversify our supplier base, we cannot assure you that we will be able to source for suppliers who are able to provide comparable products at a similar cost. Should any of our suppliers reduce or cease business collaboration with us, this may cause material fluctuations or declines in our revenue and have a material and adverse effect on our business, results of operations, financial condition and prospects.

Material agreements with suppliers

As of the date of this annual report, we have entered into the following material contracts with our top two suppliers and their projects:

(a)	Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd dated August 1, 2024

Sagtec Global entered into a Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd for the purchase of servers. The Product Sales Agreement does not specify the term or duration of the Product Sales Agreement. The key terms of the contracts are as follows:

i.	Delivery: Full payment from Sagtec Global is required upon delivery and for title to be transferred, with an invoice being provided upon delivery. Upon shipment of the products, all risk will be transferred to Sagtec Global.

ii.	Disclaimer of Warranties: Products are sold ‘as-is’ and all warranties are disclaimed, whether express or implied.

iii.	Default: The following occurrences shall constitute a default after 7 days written notice from ShenZhen Yibaite Software Co. Ltd to Sagtec Global, and ShenZhen Yibaite Software Co. Ltd is entitled to pursue all remedies in law and/or in equity. The Agreement is not subject to cancellation unless by mutual written agreement by the parties.

●	Failure to perform obligations

●	Customer bankruptcy/insolvency

●	Failure to pay amounts due

iv.	Termination: Should Sagtec Global use the product for any other reason than as specified under the Product Sales Agreement, the Product Sales Agreement will be null and void, and Sagtec Global’s right to use the product will cease immediately without any action from ShenZhen Yibaite Software Co. Ltd.

(b)	Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd dated March 1, 2022

Sagtec entered into a Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd for the purchase of servers and food ordering kiosk machines. The Product Sales Agreement does not specify the term or duration of the Product Sales Agreement. The key terms of the contracts are as follows:

i.	Delivery: Full payment from Sagtec is required upon delivery and for title to be transferred, with an invoice being provided upon delivery. Upon shipment of the products, all risk will be transferred to Sagtec.

ii.	Disclaimer of Warranties: Products are sold ‘as-is’ and all warranties are disclaimed, whether express or implied.

iii.	Default: The following occurrences shall constitute a default after 7 days written notice from ShenZhen Yibaite Software Co. Ltd to Sagtec, and ShenZhen Yibaite Software Co. Ltd is entitled to pursue all remedies in law and/or in equity. The Agreement is not subject to cancellation unless by mutual written agreement by the parties.

●	Failure to perform obligations

●	Customer bankruptcy/insolvency

●	Failure to pay amounts due

iv.	Termination: Should Sagtec use the product for any other reason than as specified under the Product Sales Agreement, the Product Sales Agreement will be null and void, and Sagtec’s right to use the product will cease immediately without any action from ShenZhen Yibaite Software Co. Ltd.

(c)	Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd dated April 1, 2022

CL Technologies entered into a Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd for the purchase of servers and power bank charging stations. The Product Sales Agreement does not specify the term or duration of the Product Sales Agreement. The key terms of the contracts are as follows:

i.	Delivery: Full payment from CL Technologies is required upon delivery and for title to be transferred, with an invoice being provided upon delivery. Upon shipment of the products, all risk will be transferred to CL Technologies.

ii.	Disclaimer of Warranties: Products are sold ‘as-is’ and all warranties are disclaimed, whether express or implied.

Default:	The following occurrences shall constitute a default after 7 days written notice from ShenZhen Yibaite Software Co. Ltd to CL Technologies, and ShenZhen Yibaite Software Co. Ltd is entitled to pursue all remedies in law and/or in equity. The Agreement is not subject to cancellation unless by mutual written agreement by the parties.

●	Failure to perform obligations

●	Customer bankruptcy/insolvency

●	Failure to pay amounts due

iv.	Termination: Should Sagtec use the product for any other reason than as specified under the Product Sales Agreement, the Product Sales Agreement will be null and void, and Sagtec’s right to use the product will cease immediately without any action from ShenZhen Yibaite Software Co. Ltd.

(d)	Sales Agreements with ShenZhen Adkiosk Technology Co. Ltd dated April 1, 2021

CL Technologies entered into a Sales Agreement with ShenZhen Adkiosk Technology Co. Ltd for the purchase of powerbank charging stations and servers. The Sales Agreement does not specify the term or duration of the Sales Agreement. The key terms of the contracts are as follows:

i.	Delivery: ShenZhen Adkiosk Technology Co. Ltd will deliver the goods to CL Technologies’s office address. Delivery is deemed accepted upon CL Technologies’s acceptance. ShenZhen Adkiosk Technology Co. Ltd will provide an invoice at delivery. CL Technologies must pay in full before delivery but can inspect goods upon delivery. If unacceptable, CL Technologies must reject the goods within 5 business days. Title to the goods remains with ShenZhen Adkiosk Technology Co. Ltd until CL Technologies accepts delivery. Risk of loss remains with ShenZhen Adkiosk Technology Co. Ltd, who must maintain insurance on the goods until CL Technologies accepts delivery.

ii.	Disclaimer of Warranties: Products are sold ‘as-is’ and all warranties are disclaimed, whether express or implied.

iii.	Excuse for Delay or Failure to Perform: ShenZhen Adkiosk Technology Co. Ltd is not liable for delays or failure to perform due to reasons beyond their control (e.g., labor disputes, transportation issues, material shortages, accidents, Acts of God). In such an event, ShenZhen Adkiosk Technology Co. Ltd must notify CL Technologies immediately if unable to deliver as promised. Either party can terminate the agreement in such cases.

iv.	Termination and Dispute Resolution: Either party can terminate the agreement at any time with written notice. CL Technologies is responsible for payment of goods delivered and accepted up to the termination date. Neither party is liable for indirect or consequential damages (e.g., lost profits, revenue, or business) resulting from the agreement, unless caused by negligence or breach. In case of a dispute, CL Technologies’s sole remedy is the purchase price of the defective goods plus shipping costs.

(e)	Sales Agreement with ShenZhen Adkiosk Technology Co. Ltd dated July 1, 2021

Sagtec entered into a Sales Agreement with ShenZhen Adkiosk Technology Co. Ltd for the purchase of food ordering kiosk machines and servers. The Sales Agreement does not specify the term or duration of the Sales Agreement. The key terms of the contract are as follows:

i.	Delivery: ShenZhen Adkiosk Technology Co. Ltd will deliver the goods to Sagtec’s office address. Delivery is deemed accepted upon Sagtec’s acceptance. ShenZhen Adkiosk Technology Co. Ltd will provide an invoice at delivery. Sagtec must pay in full before delivery, but can inspect goods upon delivery. If unacceptable, Sagtec must reject the goods within 5 business days. Title to the goods remains with ShenZhen Adkiosk Technology Co. Ltd until Sagtec accepts delivery. Risk of loss remains with ShenZhen Adkiosk Technology Co. Ltd, who must maintain insurance on the goods until Sagtec accepts delivery.

ii.	Disclaimer of Warranties: Products are sold ‘as-is’ and all warranties are disclaimed, whether express or implied.

iii.	Excuse for Delay or Failure to Perform: ShenZhen Adkiosk Technology Co. Ltd is not liable for delays or failure to perform due to reasons beyond their control (e.g., labor disputes, transportation issues, material shortages, accidents, Acts of God). In such an event, ShenZhen Adkiosk Technology Co. Ltd must notify Sagtec immediately if unable to deliver as promised. Either party can terminate the agreement in such cases.

iv.	Termination and Dispute Resolution: Either party can terminate the agreement at any time with written notice. Sagtec is responsible for payment of goods delivered and accepted up to the termination date. Neither party is liable for indirect or consequential damages (e.g., lost profits, revenue, or business) resulting from the agreement, unless caused by negligence or breach. In case of a dispute, Sagtec’s sole remedy is the purchase price of the defective goods plus shipping costs.

Sales and Marketing

Our sales and marketing team consists of 14 full-time employees based in Malaysia. Our Executive Director, Chairman and Chief Executive Officer, Mr. Ng Chen Lok, and our Chief Operations Officer, Loong Xin Yee, oversee our sales and marketing department. We believe that we have a dedicated sales and marketing team providing top notch services to customers in Malaysia. The sales team consists of staff who specialize in understanding our customer’s requirements and needs, as well as understanding how our solutions and products address said requirements and needs, with of our staff members possessing more than ten years of experience in the sales industry.

We promote our platform and enhance brand awareness through both online and offline branding and business development initiatives. We take part in major exhibitions in Malaysia to showcase our range of technological solutions such as the Malaysia Technology Expo, the Hong Kong World Trade Fair, and TECHSPO Dubai, among others. One of our other key channels for marketing is through word-of-mouth referrals from our existing customers and business contacts. We believe that our high-quality sales staff services result in strong word-of-mouth referrals and positive customer reviews, which increase customer awareness of our brand. As We intend to continue to invest resources in our marketing efforts.

Sales Process Flow

The process flow pertaining to our sales business activities can be described as follows:

Purchase of Self Food Ordering Kiosk Machines and general hardware from suppliers

Mr. Ng Chen Lok, our Executive Director, Chairman and Chief Executive Officer’s wide network of contacts has allowed us to build a reputation and rapport with a network of trusted suppliers from around the region. Our suppliers constantly update us with information on product availability in the market. Our suppliers will typically provide us with digital photographs of the available equipment for sale. Subject to expected demand for the equipment, our sales team further negotiates sales terms with our suppliers before committing to purchases.

Customer Inquiries for Software and System purchases

Through our commitment to deliver quality technological software solutions which are customizable based on our customer’s needs, we have firmly established ourselves as a preferred supplier of technological software solutions to our customers. Our new customers are generally derived from referrals from our existing customers and through online inquiries/. Customers also sometimes approach us with inquiries whenever they need to upgrade their technological software solutions for their projects. Subject to acceptable sales terms, our customers enter into sales agreements confirming their purchase of technological software solutions with us.

Competitive Strengths

We have strong and stable relationships with our suppliers and customers

Since the inception of our business in 2018, we have developed stable relationships with our key suppliers and customers in each region we serve. We have strived to maintain stable business relationships with our major customers. For the years ended December 31, 2022, 2023 and 2024, our top five customers accounted for 73.16%, 63.63% and 71.63% of total revenue respectively and three of our top five customers have done business with us for more than three years.

We have an experienced management team

We have an experienced management team, led by Mr. Ng Chen Lok, our Executive Director, Chairman and Chief Executive Officer, who has been instrumental in spearheading the growth of our Group. Mr. Ng Chen Lok has over 10 years of experience in the software development industry in Malaysia and is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships. Our Group is also supported by an experienced management team with over 10 years of experience in the software development industry. For more information, please see the section titled “Management — Executive Directors and Officers.”

Our product, Speed +, provides comprehensive and customizable solutions for our customers

As a software company, we eschew the traditional cons associated with software sales, such as expensive software purchases, high upfront costs for hardware, a lack of updates for purchased software, and limited flexibility to cater to business needs. Instead, our product, Speed+, offers a comprehensive all-in-one solution for our customers, through our subscription-based model, which is both affordable and simple to install and operate. Benefits include cloud-based software with regular updates provided to our customers, bundling hardware devices pre-installed with our software into our subscription package, as well as customizable features which allow our customers to choose and pay for the features which they require, reducing costs. Further, we offer a flexible and cost-effective payment option via our subscription-based model, allowing our customers to pay either monthly or yearly, limiting upfront costs incurred by our customers and reducing the barrier to entry to utilize our services.

We also offer related services, making our company a one-stop solution for their information technology requirements.

Recognizing our customers’ requirements, we also provide auxiliary services such as customizable software development solutions ranging from web to mobile applications, data analytics services which are designed to process and analyze data effectively, catering to various needs, with a specialty in topographic data feature extraction services. We also offer social media management and server management services, which focus on enhancing our customers’ brand visibility and the seamless operation of our customers’ IT infrastructure respectively.

4.D. Property, Plant and Equipment

Facilities

Our principal executive office is located at No. 43-1 & 43-2, Jalan Besar Kepong 52100, Kuala Lumpur, consisting of approximately 300 square meters of office space. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

A description of the Company’s leased real properties is below:

Location	Usage	Lease Period	Rent (per month)	Approximate area
No. 43-1 & 43-2, Jalan Besar Kepong 52100, Kuala Lumpur	Office Use	June 1, 2023, to May 31, 2025	RM2,400/month	300 square meters
No. 83-1, Jalan Kepong 52100, Kuala Lumpur	Office Use	April 1, 2023, to March 31 2025	RM1,600/month	140 square meters

As of the date of this annual report, the Company does not own any real property and intends to renew its current leases prior to expiration, and in the long term going forward.

Intellectual Property

Our Group’s intellectual property rights are important to its business. As of the date of this annual report, the Group has registered the following domain names:

Domain Name	Registered Owner	Registration Date	Expiry Date
www.sagtec-global.com	Sagtec Group Sdn Bhd	September 26, 2023	August 27, 2026
www.cltech-intl.com	Sagtec Group Sdn Bhd	March 7, 2025	March 6, 2026

We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Regulatory Environment

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Malaysia. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Malaysia on our business and operations.

Laws And Regulations Relating to Our Business in Malaysia

Business Operation

Prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premises from the relevant local authority under the Local Government Act 1976, which confers power to the local authority to create by-laws and which provides that no person shall use any premises within the jurisdiction of the respective municipal council without a license issued by the respective municipal council, and that any person who fails to exhibit his license at all times in some prominent place on the licensed premises or fails to produce such license when required shall be liable to a fine not exceeding RM500 and/or to imprisonment for a term not exceeding six months. All our Malaysian subsidiaries have obtained the business premises license from the local authority and are in compliance with the Local Government Act 1976.

Employment laws

The Employment Act 1955 (the “EA 1955”) is the principal law that governs and regulates all labor relations which covers the categories of employees as stated in the First Schedule of the EA 1955. Following the implementation of the Employment (Amendment) Act 2022 (the “EA 2022”) and the Employment (Amendment of First Schedule) Order 2022, the applicability of EA 1955 has been widened to include any person who has entered into a contract of service with an employer irrespective of their monthly wages, is engaged in manual labor, serves as a supervisor of such manual laborer, serves as a domestic employee, and is engaged in any capacity in any vessel registered in Malaysia subject to certain conditions.

As long as the employee falls under the categories of “employee” under the Employment (Amendment of First Schedule) Order 2022, pursuant to section 7 of the EA 1955, any term and condition of the contract of service which is less favorable than the provisions under the EA 1955 or any other regulations made thereunder shall be ‘void’. Section 7 of the EA 1955 further states that such terms which are less favorable shall be substituted by those prescribed under the EA 1955.

Regardless of whether the employee falls under the purview of the EA 1955, the employer is under legal obligations to make the following statutory contributions: (a) Employees Provident Fund (the “EPF”), (b) the Social Security Organization (the “SOCSO”) contribution, (c) Employee Insurance System Scheme, (d) Schedular Tax Deduction or “Potongan Cukai Berjadual”, (e) Trade Union Subscription Fees or “Perbadanan Tabung Pendidikan Tinggi Nasional” (PTPTN) loan repayment (subjected to a request in writing by the employee must first be obtained). Section 99A of the EA 1955 provides that any person who commits any offence under or contravenes any provision of EA 1955 or any regulations made thereunder, in respect of which no penalty is provided, shall be liable, on conviction, to a fine not exceeding RM50,000, as revised under the EA 2022.

The relevant legal framework and procedures relating to employees and/or former employees who have been unfairly dismissed and/or constructively dismissed by employers is set out in the Industrial Relations Act 1967 (the “IRA 1967”). The IRA 1967 provides an avenue for employees to seek redress by bringing matters to the Industrial Court of Malaysia, which has jurisdiction over matters relating to industrial relation matters. In general, former employees who claim to have been unfairly and/or unlawfully dismissed by an employer may seek reinstatement to their position or compensation in lieu of reinstatement and back wages for a maximum of up to 24 months of their last-drawn salary.

The Employees’ Social Security Act 1969 (the “ESSA 1969”) provides benefits under two social insurance schemes, namely, the Employment Injury Insurance Scheme and the Invalidity Pension Scheme. The former provides for payment of certain benefits to an employee for any injury or disease that arises out of employment or during the course of employment. Under the ESSA 1969, the employees have the right to claim for certain benefits such as: (a) medical benefit; (b) disablement benefit; (c) constant attendance allowance; (d) dependents’ benefit; (e) funeral benefit; (f) survivor’s pension; and (g) invalidity pension.

If the employer, (a) fails to pay any contribution or any part thereof which is payable by him under the ESSA 1969 or fails to pay within the time prescribed by regulations any interest payable under section 14A of the ESSA 1969; (b) deducts or attempts to deduct from the wages of an employee the whole or any part of the employer’s contribution; (c) in contravention of section 52 of the ESSA 1969 reduces the wages or any privileges or benefits admissible to an employee; (d) in contravention of section 53 of the ESSA 1969 or any regulation dismisses, discharges, reduces or otherwise punishes an employee; (e) fails or refuses to submit any return or accident report required by the regulations, or makes a false return or report; (f) obstructs any Inspector appointed under section 12 of the ESSA 1969 and includes the Director General and every Deputy Director General or any other official of the SOCSO in the discharge of his duties; or (g) is guilty of any contravention of or non-compliance with any of the requirements of the ESSA 1969 or the rules or the regulations in respect of which no special penalty is provided, he shall be punishable with imprisonment a term which may extend to two years, or with fine not exceeding RM10,000 or with both.

Regulations on Personal Data Protection

The Personal Data Protection Act 2010 regulates the processing of personal data in the course of commercial transactions in Malaysia and is enforced by the Personal Data Protection Commissioner. Broadly, the Personal Data Protection Act 2010 sets out seven key data protection principles which must be adhered to by data users (i.e. a person who either alone or jointly or in common with other persons processes any personal data or has control over or authorizes the processing of any personal data, but does not include a processor) in Malaysia which include (i) the requirement to obtain consent prior to processing an individual’s personal data, the requirement to provide written notice to individuals in both English and the Malay language stating, among other things, the purposes for which the personal data will be processed, the classes of third parties to whom personal data will be disclosed, and the individual’s right; and (ii) obligation to ensure that the personal data collected will be processed in a safe and secure manner.

Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (the “AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of, proceeds of unlawful activity, commits a money laundering offence under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and record-keeping duties, such as submitting suspicious transaction reports, implementing risk-based application, and conducting customer due diligence. None of our Malaysian subsidiaries is deemed to be a reporting institution. Nevertheless, we are required to comply with the provisions under the AMLA 2001.

Consumer Protection Act 1999 and the Consumer Protection (Electronic Trade Transactions) Regulations 2012

The main statute on consumer protection in Malaysia is the Consumer Protection Act 1999 (the “CPA”). CPA applies to all consumer transactions in Malaysia, including the sale of goods and services, and is designed to ensure that consumers are treated fairly and provided with adequate information about the products and services they purchase. The protection for e-consumers has been further strengthened recently by the enactment of the Consumer Protection (Electronic Trade Transactions) Regulations 2012.

CPA sets out a number of key provisions that businesses must comply with in order to ensure that consumers are protected. Some of the key provisions include:

a)	Provision of information: Businesses must provide consumers with clear and accurate information about their products and services, including pricing, quality, and safety. This information must be provided in a way that is easily accessible to consumers.

b)	Consumer rights: The CPA provides for a range of consumer rights, including the right to receive goods and services of satisfactory quality, the right to information about the products and services they purchase, and the right to seek redress if they are dissatisfied with a purchase.

c)	Unfair practices: The CPA prohibits businesses from engaging in unfair practices, such as making false or misleading claims about their products or services or engaging in misleading advertising.

d)	Product safety: The CPA requires businesses to ensure that their products are of acceptable quality (as stated under Section 32 of the CPA). The goods must be fit for their purpose, acceptable in appearance, free from minor defects, and safe and durable. In addition, sellers are prohibited from oppressing the consumer by entering into a sales contract that is deemed to be procedurally or substantively unfair to the consumer. Also, the CPA requires businesses to provide adequate warnings about any risks associated with their use.

e)	Remedies for breach of contract: If a business breaches its obligations under the act, consumers have a range of remedies available to them, including the right to receive a refund or replacement, the right to seek damages, and the right to terminate the contract.

The Consumer Protection (Electronic Trade Transactions) Regulations 2012 govern the conduct of electronic commerce transactions. The regulations were introduced to provide greater protection to consumers who engage in online transactions, and to establish a regulatory framework for e-commerce in Malaysia. The regulations apply to any person who carries out electronic transactions with consumers, whether they are businesses or individuals. They set out a number of key requirements that must be met in order to ensure that consumers are protected when making purchases online. Under the schedule provided under the Regulations, the information that is required to be disclosed are:

a)	Disclosure of information: The regulations require online businesses to provide clear and accurate information about their products and services, including pricing, delivery methods, and refund policies. This information must be provided in a way that is easily accessible to consumers.

b)	Consent to transactions: The regulations require businesses to obtain the express consent of consumers before completing any transaction. This means that consumers must be given the opportunity to review and confirm their order before it is processed.

c)	Security of transactions: Online businesses must take all necessary measures to ensure the security of electronic transactions, including the use of secure servers, encryption technologies, and other security measures.

d)	Privacy protection: The regulations require online businesses to protect the privacy of consumers, including their personal information and payment details. Businesses must also obtain the express consent of consumers before using their personal information for any marketing purposes.

e)	Dispute resolution: The regulations provide for the resolution of disputes between consumers and online businesses, including the use of mediation and other alternative dispute resolution mechanisms.

Electronic Commerce Act 2006

The Electronic Commerce Act 2006 (the “ECA”) is under the jurisdiction of the Ministry of Domestic Trade, Cooperatives and Consumerism. The ECA provides for legal recognition of electronic messages in commercial transactions, the use of the electronic messages to fulfill legal requirements and to enable and facilitate commercial transactions through the use of electronic means.

Although e-commerce is conducted online, it is necessary for the transaction to fulfil all of the elements of a legally binding contract. There must be an offer, acceptance of the offer, consideration, and the intention to create legal relations. Section 7(1) of the ECA facilitates commercial transactions through electronic means by acknowledging the formation of a valid contract formed through an electronic message. These contracts are legally valid, binding and enforceable against the contracting parties as provided under Section 7(2) of the ECA.

Some of the key provisions of the ECA include:

a)	Electronic signatures: The ECA provides for the use of electronic signatures in electronic transactions. An electronic signature is deemed to have the same legal effect as a physical signature, provided that it is reliable and can be verified.

b)	Data messages: The ECA provides for the use of data messages in electronic transactions. A data message is any information generated, sent, received or stored by electronic, magnetic, optical or similar means.

c)	Liability of service providers: The ECA provides that service providers are not liable for the content of information transmitted or hosted on their networks, provided that they do not have actual knowledge of the content and that they act promptly to remove or disable access to the content when they become aware of it.

d)	Consumer protection: The ECA provides for the protection of consumers in electronic transactions. Businesses are required to provide consumers with clear and accurate information about their products and services, and to ensure that their products and services are safe and of satisfactory quality.

Regulations in the BVI

Economic substance

The BVI, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “Substance Law”) came into force in the BVI introducing certain economic substance requirements for BVI “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the BVI, have core income generating activities in the BVI, and have an adequate level of employees, expenditures, and premises in the BVI. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Beneficial ownership

The Beneficial Ownership Secure Search System Act, 2017 (as amended) of the BVI requires registered agents in the BVI to create a database of beneficial ownership information relating to in-scope entities for which they act as registered agent. Subject to certain exemptions, in-scope BVI companies are required to: (i) identify its parent, immediate parent, ultimate parent and beneficial owner or registrable legal entity (or, if it is listed on a recognized exchange, provide details of that exchange); (ii) identify whether it carries on one or more relevant activities for economic substance purposes and, if so, which ones; (iii) provide details of any applicable exchange listing where its securities are listed on a recognized exchange; and (iv) where the company carries on a relevant activity and is not a non-resident, provide certain additional information regarding its immediate parent and ultimate parent (if any).

A BVI company is obliged to notify its registered agent of (i) the required beneficial ownership information within 15 days of identifying it; and (ii) the required economic substance information regarding the carrying on of a relevant activity or listing on a recognized exchange within six months following the end of the financial reporting period in question. A BVI company who becomes aware of a change in the prescribed information relating to a beneficial owner or registrable legal entity must, within 15 days of becoming aware of the change, notify its registered agent of the change(s) and the date(s) on which it or they took place.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

Our business was originally incorporated in Malaysia in 2018, and is principally involved in the provision of customizable software solutions encompassing several types of software such as a smart ordering system, Speed +, which is a smart solutions application software for the food and beverage industry. The Speed+ software is installed onto our existing Point of Sale (POS) machines, which are sourced from third-party suppliers. These POS machines, equipped with Speed+, are then leased to clients, providing a seamless and integrated solution for efficient order management and transaction processing. We also offer customizable software and application development for table ordering, QR ordering and self-service kiosk ordering. For the years ended December 31, 2024, December 31, 2023, and December 31, 2022 the provision of the Speed+ smart ordering system, QR Ordering system subscription (both under subscription services) contributed 23.14%, 12.31%, and 10.22% of our revenue, respectively, while the provision of software development services contributed to 10.92%, 9.79%, and 19.10% of our revenue, respectively. Our products and services such as our smart ordering system, Speed +, as well as any software and application development for table ordering, QR ordering and self-service kiosk ordering, are marketed to the bulk of our customers in Malaysia, who belong to the food and beverage (“F&B”) industry. However, the customizable nature of our software and application development services which further extends to customer relationship management and invoicing software is offered to businesses across different industries, with a focus on F&B but also extending to other industries such as Geotechnology, beauty products and property consulting.

Apart from our product, Speed+, we also sell food ordering kiosk machines designed to improve the dining experience for both customers and businesses. These kiosk solutions combine innovative technology with user-friendly interfaces, allowing patrons to effortlessly browse menus, customize orders, and make secure payments. They are designed to improve efficiency, reduce labor costs, and gather valuable data on customer preferences and ordering patterns. For the years ended December 31, 2024 and December 31, 2023, and December 31, 2022 the sale of food ordering kiosk machines contributed 19.23% 25.29%, and 16.12% of our revenue, respectively. Beyond the F&B industry, we serve a broader clientele as a trusted partner. Our software development services showcase our commitment to understanding and addressing the unique needs of our clients. Our experienced software development team creates tailored solutions, often starting with a comprehensive software development blueprint in the form of a white paper. Whether it involves developing applications or addressing complex software development projects, our in-house programmers bring over a combined 14 years of experience and expertise. For specialized or complex projects, we collaborate with trusted outsourcing partners to ensure our clients have access to the right skills and resources.

In a digital age where social media plays a crucial role in brand presence, we offer social media management services. Responsible for overseeing the social media accounts of Key Opinion Leaders (KOLs) and influencers, we attempt to ensure that these digital influencers maintain a current and engaging online presence. By leveraging data analysis, including demographic data, comments, post likes, and other metrics, we fine-tune content strategies in order to obtain the maximum impact. For the years ended December 31, 2024 and December 31, 2023, and December 31, 2022 our social media management services contributed 9.26%, 9.50%, and 11.98% of our revenue, respectively.

We further provide additional products and services through the sale of power-bank charging stations through our majority owned subsidiary, CL Technologies. Recognizing the trend in demand for portable power-bank charging for mobile devices, we have developed additional expertise in providing power-bank charging stations across 300 locations in Malaysia, working with shopping malls, parks and other public areas. For the years ended December 31, 2024 and December 31, 2023, and December 31, 2022 the sale of power-bank charging stations through its majority owned subsidiary, CL Technologies, contributed 21.82%, 23.44%, and 12.45% of our revenue

Our expertise extends beyond software development. We also offer a comprehensive data management service. By efficiently handling clients’ incoming raw data, including tasks like sorting, filtering, and reorganizing data within servers, we help clients easily access the information they need, streamlining their operations and decision-making.

For the years ended December 31, 2024, and December 31, 2023, and December 31, 2022 our data management services contributed 15.63% 15.62%, and 20.98% of our revenue, respectively.

For the year ended December 31, 2023, business in Malaysia contributed to 100% of our Group’s revenue. We also believe that our financial results reflect our strong market position. For the year ended December 31, 2024, our revenue was RM51,999,379 (USD11,631,930), and our net profit was RM7,165,510 (USD1,602,879). For the year ended December 31, 2023, our revenue was RM29,280,649 (USD6,380,339), and our net profit was RM4,656,301 (USD1,014,622). This is a growth of 78% in revenue and 54% in net profit respectively. The cost of sales increased from RM21,112,777 (USD4,600,536) in year ended December 31, 2023 to RM39,841,428 (USD8,912,274) in the year ended December 31, 2024.

For the year ended December 31, 2022, our revenue was RM13,000,026 (USD2,832,744), and our net profit was RM2,363,584 (USD515,032). For the year ended December 31, 2023, our revenue was RM29,280,649 (USD6,380,339), and our net profit was RM4,656,301 (USD1,014,622). This is a growth of 125.24% in revenue and 97.00% in net profit respectively. The cost of sales increased from RM7,959,225 (USD1,734,338) in the year ended December 31, 2022 to RM21,112,777 (USD4,600,536) in year ended December 31, 2023.

Results of Operations

Comparison of Years Ended December 31, 2023 and 2024

	2023		2024		2024
	RM	%	RM	%	Convenience Translation USD
Revenue from services
Performance obligation satisfied over time
Subscription services	3,605,525	12.31%	12,030,103	23.14%	2,691,057
Software consultation and development services	2,865,215	9.79%	5,678,947	10.92%	1,270,344
Social media management services	2,782,963	9.50%	4,817,229	9.26%	1,077,584
Data management & analysis services	4,574,481	15.62%	8,130,110	15.63%	1,818,654
	13,828,184	47.22%	30,656,389	58.95%	6,857,639

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	7,405,006	25.29%	9,999,245	19.23%	2,236,767
Power bank charging station	6,864,566	23.44%	11,343,745	21.82%	2,537,524
	14,269,572	48.73%	21,342,990	41.05%	4,774,291

Revenue from rental
Performance obligation satisfied at point in time
Rental of power bank machine	654	0.01%	—	—	—

Revenue from others
Performance obligation satisfied at point in time
Food catering, restaurant and sale of foods	1,182,239	4.04%	—	—	—
Total revenue	29,280,649	100.00%	51,999,379	100.00%	11,631,930

Total revenue increased by RM22,718,730 or $5,082,036 approximately 78% from RM29,280,649 or $6,549,894 for the year ended December 31, 2023 to RM51,999,379 or $11,631,930 for the year ended December 31, 2024.

Revenue from Services

Revenue from services increased by RM16,828,205 or $3,764,363 approximately 122% from RM13,828,184 or $3,093,276 for the year ended December 31, 2023 to RM30,656,389 or $6,857,639 for the year ended December 31, 2024. This increase is attributed to the following:

1.	Subscription Services: Revenue from subscription services increased by RM8,424,578 or $1,884,524 approximately 234% from RM3,605,525 or $806,533 for the year ended December 31, 2023 to RM12,030,103 or $2,691,057 for the year ended December 31, 2024. The revenue growth is primarily attributed to the renewal of 2023 subscriptions by existing customers, reflecting strong retention, alongside the acquisition of new subscribers in year 2024, which together have bolstered recurring revenue and expanded the overall subscription base.

2.	Software Consultation and Development Services: Revenue increased by RM2,813,732 or $629,414 approximately 98% from RM2,865,215 or $640,930 for the year ended December 31, 2023 to RM5,678,947 or $1,270,344 for the year ended December 31, 2024. Sustained growth in this revenue channel indicates a gradual increase in market demand. We are observing a rising trend among individuals and small to medium-sized enterprises seeking outsourced development and IT consultation services.

3.	Social Media Management Services: Revenue increased by RM2,034,266 or $455,052 approximately 73% from RM2,782,963 or $622,531 for the year ended December 31, 2023 to RM4,817,229 or $1,077,584 for the year ended December 31, 2024. Increase in revenue from this channel underscores the success of our strategic expansion into Social Media Management services. As social media continues to grow in prominence, demand for these solutions is rising, validating our decision to invest in this area.

4.	Data Management & Analysis Services: Revenue increased by RM3,555,629 or $795,372 approximately 78% from RM4,574,481 or $1,023,282 for the year ended December 31, 2023 to RM8,130,110 or $1,818,654 for the year ended December 31, 2024. Increase in revenue is reflected in our other revenue channels. Data from our Speed+ POS and social media management clients show growing demand for data management and analysis services, indicating a rise in need for these solutions.

Revenue from Tangible Products

Revenue from tangible products increased by RM7,073,418 or $1,582,278 approximately 50% from RM14,269,572 or $3,192,013 for the year ended December 31, 2023 to RM21,342,990 or $4,774,291 for the year ended December 31, 2024. Key contributors include:

1.	Food Ordering Kiosk with Screen: Revenue increased by RM2,594,239 or $580,314 approximately 35% from RM7,405,006 or $1,656,453 for the year ended December 31, 2023 to RM9,999,245 or $2,236,767 for the year ended December 31, 2024. The revenue is attributed to changing market behaviors and the significant manpower shortages in the F&B industry. The shortage of staff has led F&B owners to adopt self-ordering machines, which are in growing demand due to their ability to reduce labor costs and enhance the food ordering experience.

2.	Power Bank Charging Station: Revenue increased by RM4,479,179 or $1,001,964 approximately 65% from RM6,864,566 or $1,535,560 for the year ended December 31, 2023 to RM11,343,745 or $2,537,524 for the year ended December 31, 2024. The revenue reflects the effectiveness of our marketing efforts and resource allocation. Our strategy of expanding through dealers and resellers has successfully contributed to the growth in this revenue channel.

Revenue from Rental

Revenue from rental of power bank machines decreased significantly from RM654 in 2023 to zero in 2024, representing a decline of 100%. Decline in this revenue attributed to considerations around resource investment and time. The rental service model required a long return on investment and substantial manpower. Consequently, we decided to shift from offering rental services to selling machines and managing maintenance through other operators. This transition allows us to reduce manpower costs and eliminate unnecessary expenses.

Revenue from Other Sources

Revenue from other sources, specifically food catering, restaurant and sale of foods, which contributed RM1,182,239 or $264,459 in 2023.

	2023	2024	2024
	RM	RM	Convenience Translation USD
Cost of sales from services	11,074,957	26,568,688	5,943,246
Cost of sales from tangible products	9,472,173	12,943,296	2,895,333
Cost of sales from rental	326,348	329,444	73,695
Cost of sales from others	239,299	—	—
Total cost of sales	21,112,777	39,841,428	8,912,274

Total cost of sales increased by RM18,728,651 or $4,189,480 approximately 89% from RM21,112,777 or $4,722,794 for the year ended December 31, 2023 to RM39,841,428 or $8,912,274 for the year ended December 31, 2024.

Cost of Sales from Services

The cost of sales from services increased by RM15,493,731 or $3,465,849 approximately 140% from RM11,074,957 or $2,477,397 for the year ended December 31, 2023 to RM26,568,688 or $5,943,246 for the year ended December 31, 2024. With consistent growth in service revenue and an expanding subscriber base, our operational costs have risen accordingly, driven by the need for increased server capacity and proportional maintenance expenses to ensure optimal performance and support for the growing demand.

Cost of Sales from Tangible Products

The cost of sales from tangible products increased by RM3,471,123 or $776,468 approximately 37% from RM9,472,173 or $2,118,865 for the year ended December 31, 2023 to RM12,943,296 or $2,895,333 for the year ended December 31, 2024. With consistent growth in tangible products revenue, our operational costs have risen accordingly.

Cost of Sales from Rental

The cost of sales from rental increased by RM3,096 or $693 approximately 1% from RM326,348 or $73,002 for the year ended December 31, 2023 to RM329,444 or $73,695 for the year ended December 31, 2024. This reflects that our current operational space, including rented server farm space, adequately supports our operations and accommodates increasing customer volumes.

Cost of Sales from Other Sources

The cost of sales from other sources was RM239,299 or $53,530 for the year ended December 31, 2023.

	2023	2024	2024
	RM	RM	Convenience Translation USD
Gross profit from services	2,753,227	4,087,701	914,393
Gross profit from tangible products	4,797,399	8,399,694	1,878,958
Gross loss from rental	(325,694)	(329,444)	(73,695)
Gross profit from others	942,940	—	—
Total gross profit	8,167,872	12,157,951	2,719,656

Gross profit increased by RM3,990,079 or $892,555 approximately 49% from RM8,167,872 or $1,827,101 for the year ended December 31, 2023 to RM12,157,951 or $2,719,656 for the year ended December 31, 2024. This growth in gross profit was driven by substantial increases in revenue from both our services and tangible products.

Services

The gross profit from services increased by RM1,334,474 or $298,514 approximately 48% from RM2,753,227 or $615,879 for the year ended December 31, 2023 to RM4,087,701 or $914,393 for the year ended December 31, 2024. The increase in gross profit was attributed to the implementation of a more efficient sales platform, which boosted revenue by enhancing sales processes, improving customer reach, and streamlining operations.

Tangible Products

The gross profit from tangible products increased by RM3,602,295 or $805,810 approximately 75% from RM4,797,399 or $1,073,148 for the year ended December 31, 2023 to RM 8,399,694 or $1,878,958 for the year ended December 31, 2024. This was driven by the implementation of a more efficient sales platform, which boosted revenue by improving customer reach and streamlining operations.

Rental

The gross loss from rental of power bank machines increased by RM3,750 or $839 approximately 1% from RM325,694 or $72,856 for the year ended December 31, 2023 to RM329,444 or $73,695 for the year ended December 31, 2024. This increase was primarily due to a rise in depreciation costs.

Other Sources

Gross profit for the year ended December 31, 2023 were RM942,940 or $210,930.

	2023	2024	2024
	RM	RM	USD
Selling and administrative	(1,620,544)	(1,600,287)	(357,974)
Employee benefit expenses	(570,876)	(390,533)	(87,360)
Director emoluments	(536,770)	(678,306)	(151,733)
Disposal gain	662,701	—	—
Total operating expenses	(2,065,489)	(2,669,126)	(597,066)

Operating income	6,102,383	9,488,825	2,122,590

Total operating expenses increased by RM603,637 or $135,030 approximately 29% from RM2,065,489 or $462,036 for the year ended December 31, 2023 to RM2,669,126 or $597,066 for the year ended December 31, 2024. This rise in operating expenses was attributed to several key areas:

Selling and Administrative Expenses

These expenses decreased by RM20,257 or $4,531 approximately 1% from RM1,620,544 or $362,505 for the year ended December 31, 2023 to RM1,600,287 or $357,974 for the year ended December 31, 2024. This category includes costs related to marketing, administration, and other overheads necessary for daily operations.

Employee Benefit Expenses

Employee benefit expenses decreased by RM180,343 or $40,341 approximately 32% from RM570,876 or $127,701 for the year ended December 31, 2023 to RM390,533 or $87,360 for the year ended December 31, 2024. This substantial reduction was due to a strategic decision to reduce workforce headcount.

Director Emoluments

The expenses for director emoluments increased by RM141,536 or $31,661 approximately 26% from RM536,770 or $120,072 for the year ended December 31, 2023 to RM678,306 or $151,733 for the year ended December 31, 2024. The increment aligns with the company’s commitment to rewarding management leadership for driving growth and enhancing overall performance.

Disposal Gain

There was a disposal gain of RM662,701 or $148,242 due to the sale of Sagfood (Malaysia) Sdn Bhd for the year ended December 31, 2023. This gain is a one-time occurrence and contributed positively to the overall financial performance.

Operating Income

Operating income increased by RM3,386,442 or $757,525 approximately 55% from RM6,102,383 or $1,365,065 for the year ended December 31, 2023 to RM9,488,825 or $2,122,590 for the year ended December 31, 2024. This substantial growth in operating income highlights the company’s improved efficiency and effective cost management despite the rising operating expenses. The major factors contributing to this increase include:

1.	Revenue Growth: Significant increases in revenue from both services and tangible products.

2.	Cost Management: Strategic control over selling, administrative, and employee-related expenses despite the overall increase.

	2023	2024	2024
	RM	RM	USD
Other income	85,198	311,744	69,735
Finance costs	(164,491)	(262,176)	(58,647)
Non-operating (expenses)/income	(79,293)	49,568	11,088

Profit before tax	6,023,090	9,538,393	2,133,678
Tax Expenses	(1,366,789)	(2,372,883)	(530,799)
Net profit	4,656,301	7,165,510	1,602,879

Other Income

Other income increased by RM226,546 or $50,677 approximately 266% from RM85,198 or $19,058 for the year ended December 31, 2023 to RM311,744 or $69,735 for the year ended December 31, 2024. This substantial increase was primarily driven by a high amount of unclaimed warranties from the tangible products revenue line.

Finance Costs

Finance costs increased by RM97,685 or $21,851 approximately 59% from RM164,491 or $36,796 for the year ended December 31, 2023 to RM262,176 or $58,647 for the year ended December 31, 2024. The substantial increase in finance costs is mainly attributed to higher interest expenses, due to increased borrowings and higher interest rates.

Non-Operating Expenses/Income

Non-operating expenses/income increased by RM128,861 or $28,826 approximately 163% from expenses of RM79,293 or $17,738 for the year ended December 31, 2023 to income of RM49,568 or $11,088 for the year ended December 31, 2024. This increase is primarily attributable to higher other income, resulting from the high amount of unclaimed warranties.

Profit Before Tax

Profit before tax increased by RM3,515,303 or $786,351 approximately 58% from RM6,023,090 or $ 1,347,327 for the year ended December 31, 2023 to RM9,538,393 or $2,133,678 for the year ended December 31, 2024. This substantial increase was driven by higher revenues, increased other income, and effective management of operating costs, despite the rise in finance and non-operating expenses.

Tax Expenses

Tax expenses increased by RM1,006,094 or $225,057 approximately 74% from RM1,366,789 or $305,742 for the year ended December 31, 2023 to RM2,372,883 or $530,799 for the year ended December 31, 2024. The increase in tax expenses corresponds with the higher profit before tax, maintaining the company’s effective tax rate.

Net Profit

Net profit increased by RM2,509,209 or $561,294 approximately 54% from RM4,656,301 or $1,041,585 for the year ended December 31, 2023 to RM7,165,510 or $1,602,879 for the year ended December 31, 2024. This substantial growth in net profit highlights the company’s improved operational efficiency, effective cost management, and successful strategies in enhancing revenue streams.

Comparison of Years Ended December 31, 2022 and 2023

	2022		2023		2023
	RM	%	RM	%	Convenience Translation USD
Revenue from services
Performance obligation satisfied over time
Subscription services	1,328,798	10.22%	3,605,525	12.31%	785,654
Software consultation and development services	2,483,001	19.10%	2,865,215	9.79%	624,339
Social media management services	1,557,620	11.98%	2,782,963	9.50%	606,416
Data management & analysis services	2,727,133	20.98%	4,574,481	15.62%	996,793
	8,096,552	62.28%	13,828,184	47.22%	3,013,202

Revenue from tangible products
Performance obligation satisfied at point in time
Cloud printer	450	0.01%	—	0.00%	—
Food ordering kiosk with screen	2,096,025	16.12%	7,405,006	25.29%	1,613,572
Power bank charging station	1,618,730	12.45%	6,864,566	23.44%	1,495,809
	3,715,205	28.58%	14,269,572	48.73%	3,109,381

Revenue from rental
Performance obligation satisfied at point in time
Rental of power bank machine	130,299	1.00%	654	0.01%	143

Revenue from others
Performance obligation satisfied at point in time
Food catering, restaurant and sale of foods	1,057,970	8.14%	1,182,239	4.04%	257,613
Total revenue	13,000,026	100.00%	29,280,649	100.00%	6,380,339

In the fiscal years 2022 and 2023, our company experienced substantial growth in total revenue, driven by increases in both our services and tangible products. Total revenue increased from RM13,000,026 or $2,832,744 in 2022 to RM29,280,649 or $6,380,339 in 2023, marking a significant year-over-year growth of 125%.

Revenue from Services

Revenue from services showed robust growth, rising from RM8,096,552 in 2022 to RM13,828,184 in 2023, an increase of 71%. This increase is attributed to the following:

1.	Subscription Services: Revenue from subscription services increased from RM1,328,798 in 2022 to RM3,605,525 in 2023, representing a growth of 171%. Increase in revenue contributed by investment in marketing and enhancements to product features has yielded positive outcomes. We have observed a notable increase in referrals from existing subscribers, contributing to both the retention of current subscribers and the acquisition of new ones.

2.	Software Consultation and Development Services: Revenue grew from RM2,483,001 in 2022 to RM2,865,215 in 2023, an increase of 15%. Sustained growth in this revenue channel indicates a gradual increase in market demand. We are observing a rising trend among individuals and small to medium-sized enterprises seeking outsourced development and IT consultation services.

3.	Social Media Management Services: Revenue shown a significant increase, with revenue rising from RM1,557,620 in 2022 to RM2,782,963 in 2023, a growth of 79%. Increase in revenue from this channel underscores the success of our strategic expansion into Social Media Management services. As social media continues to grow in prominence, demand for these solutions is rising, validating our decision to invest in this area.

4.	Data Management & Analysis Services: Revenue increased from RM2,727,133 in 2022 to RM4,574,481 in 2023, marking a growth of 68%. Increase in revenue is reflected in our other revenue channels. Data from our Speed+ POS and social media management clients show growing demand for data management and analysis services, indicating a rise in need for these solutions.

Revenue from Tangible Products

Revenue from tangible products shown an impressive increase, jumping from RM3,715,205 in 2022 to RM14,269,572 in 2023, an increase of 284%. Key contributors include:

1.	Food Ordering Kiosk with Screen: Revenue grew from RM2,096,025 in 2022 to RM7,405,006 in 2023, a growth of 253%. Increase in revenue is attributed to changing market behaviors and the significant manpower shortages in the F&B industry. The shortage of staff has led F&B owners to adopt self-ordering machines, which are in growing demand due to their ability to reduce labor costs and enhance the food ordering experience.

2.	Power Bank Charging Station: Revenue grow substantially, with revenue increasing from RM1,618,730 in 2022 to RM6,864,566 in 2023, a growth of 324%. Increase in revenue reflects the effectiveness of our marketing efforts and resource allocation. Our strategy of expanding through dealers and resellers has successfully contributed to the growth in this revenue channel.

Revenue from Rental

Revenue from rental of power bank machines decreased significantly from RM130,299 in 2022 to RM654 in 2023, representing a decline of 99%. Decline in this revenue attributed to considerations around resource investment and time. The rental service model required a long return on investment and substantial manpower. Consequently, we decided to shift from offering rental services to selling machines and managing maintenance through other operators. This transition allows us to reduce manpower costs and eliminate unnecessary expenses.

Revenue from Other Sources

Revenue from other sources, specifically food catering, restaurant and sale of foods, which contributed RM1,057,970 in 2022 and RM1,182,239 in 2023.

	2022	2023	2023
	RM	RM	Convenience Translation USD
Cost of sales from services	4,566,201	11,074,957	2,413,265
Cost of sales from tangible products	2,498,021	9,472,173	2,064,015
Cost of sales from rental	324,444	326,348	71,112
Cost of sales from others	570,559	239,299	52,144
Total cost of sales	7,959,225	21,112,777	4,600,536

Total cost of sales increased significantly, from RM7,959,225 in 2022 to RM 21,112,777 in 2023, a growth of 165%.

Cost of Sales from Services

The cost of sales from services rose from RM4,566,201 in 2022 to RM11,074,957 in 2023, an increase of 143%. As service revenue has grown, the associated costs, such as marketing, operational expenses, and server maintenance fees have also risen proportionally.

Cost of Sales from Tangible Products

The cost of sales from tangible products increased from RM2,498,021 in 2022 to RM9,472,173 in 2023, an increase of 279%. Increase in tangible product costs attributed to the rise in sales of food kiosk machines.

Cost of Sales from Rental

The cost of sales from rental slightly increased from RM324,444 in 2022 to RM326,348 in 2023, a marginal increase of 1%. Increase in rental cost attributed to the rise in employee benefit expenses.

Cost of Sales from Other Sources

The cost of sales from other sources was RM570,559 in 2022 and RM239,299 in 2023.

	2022	2023	2023
	RM	RM	Convenience Translation USD
Gross profit from services	3,530,352	2,753,227	599,937
Gross profit from tangible products	1,217,184	4,797,399	1,045,366
Gross loss from rental	(194,145)	(325,694)	(70,969)
Gross profit from others	487,410	942,940	205,469
Total gross profit	5,040,801	8,167,872	1,779,803

Gross profit increased from RM5,040,801 in 2022 to RM8,167,872 in 2023, representing an increase of 62%. This growth in gross profit was driven by substantial increases in revenue from tangible products.

Services

The gross profit from services declined from RM 3,530,352 in 2022 to RM 2,753,227 in 2023, decrease of 22%. Despite a substantial increase in service revenue, the gross profit decline due to a significant rise in the cost of sales from services, which grew by 143%. The gross profit margin for services dropped from 44% in 2022 to 20% in 2023. This decline was due to the substantial increase in the cost of sales from services, which grew by 143%, outpacing the 71% increase in service revenue.

Tangible Products

The gross profit from tangible products increased from RM1,217,184 in 2022 to RM4,797,399 in 2023, an impressive growth of 294%. This was driven by the substantial rise in revenue from tangible products, despite a corresponding increase in the cost of sales. The gross profit margin for tangible products increased from 33% in 2022 to 34% in 2023. Revenue increase significantly by 284%, outpace the increase in cost of sales for tangible products of 279%, leading to a margin improvement.

Rental

The gross loss from rental of power bank machines increases from RM194,145 in 2022 to RM325,694 in 2023, due to sharp decline in revenue while increase in cost of sale.

Other Sources

Gross profit for 2022 were RM487,410 and for 2023 were RM942,940.

	2022	2023	2023
	RM	RM	USD
Selling and administrative	(1,129,475)	(1,620,544)	(353,121)
Employee benefit expenses	(157,350)	(570,876)	(124,396)
Director emoluments	(521,099)	(536,770)	(116,964)
Disposal gain	—	662,701	144,405
Total operating expenses	(1,807,924)	(2,065,489)	(450,076)

Operating income	3,232,877	6,102,383	1,329,727

Total operating expenses increase marginally from RM1,807,924 in 2022 to RM2,065,489 in 2023, representing increase of 14%.

Selling and Administrative Expenses

These expenses increased from RM1,129,475 in 2022 to RM1,620,544 in 2023, reflecting a slight increase of 43%. This category includes costs related to marketing, administration, and other overheads necessary for daily operations.

Employee Benefit Expenses

Employee benefit expenses rose from RM157,350 in 2022 to RM570,876 in 2023, an increase of 263%. This substantial rise was due to increased staffing levels and higher compensation costs to attract and retain talent necessary for supporting our growing business operations.

Director Emoluments

The expenses for director emoluments increased by RM15,671 approximately 3% from RM521,099 in 2022 to RM536,770 in 2023. The increment aligns with the company’s commitment to rewarding management leadership for driving growth and enhancing overall performance.

Disposal Gain

In 2023, there was a disposal gain of RM662,701 due to the sale of Sagfood (Malaysia) Sdn Bhd. This gain is a one-time occurrence and contributed positively to the overall financial performance in 2023.

Operating Income

Operating income increased significantly from RM3,232,877 in 2022 to RM6,102,383 in 2023, representing an increase of 89%. This substantial growth in operating income highlights the company’s improved efficiency and effective cost management despite the rising operating expenses. The major factors contributing to this increase include:

1.	Revenue Growth: Significant increases in revenue from both services and tangible products.

2.	Cost Management: Strategic control over selling, administrative, and employee-related expenses despite the overall increase.

3.	The disposal gain in 2023 also played a role in boosting the operating income for the year, contributing RM662,701 to the overall figure.

	2022	2023	2023
	RM	RM	USD
Other income	12,351	85,198	18,565
Finance costs	(36,399)	(164,491)	(35,843)
Non-operating expenses	(24,048)	(79,293)	(17,278)

Profit before tax	3,208,829	6,023,090	1,312,449
Tax Expenses	(845,245)	(1,366,789)	(297,827)
Net profit	2,363,584	4,656,301	1,014,622

Other Income

Other income increased significantly from RM12,351 in 2022 to RM85,198 in 2023, representing an increase of 590%. This substantial rise was primarily due to reversal in provision of warranty.

Finance Costs

Finance costs rose from RM36,399 in 2022 to RM164,491 in 2023, an increase of 352%. The substantial increase in finance costs is mainly attributed to higher interest expenses, due to increased borrowings and higher interest rates.

Non-Operating Expenses

Non-operating expenses increased from RM24,048 in 2022 to RM79,293 in 2023, an increase of 230%. This rise reflects higher expenses incurred outside the company’s core operations, possibly related to one-time charges or extraordinary items.

Profit Before Tax

Profit before tax increased from RM3,208,829 in 2022 to RM6,023,090 in 2023, representing an impressive growth of 88%. This substantial increase was driven by higher revenues, increased other income, and effective management of operating costs, despite the rise in finance and non-operating expenses.

Tax Expenses

Tax expenses increased from RM845,245 in 2022 to RM1,366,789 in 2023, reflecting a rise of 62%. The increase in tax expenses corresponds with the higher profit before tax, maintaining the company’s effective tax rate.

Net Profit

Net profit increased significantly from RM2,363,584 in 2022 to RM4,656,301 in 2023, an increase of 97%. This substantial growth in net profit highlights the company’s improved operational efficiency, effective cost management, and successful strategies in enhancing revenue streams.

Liquidity and Capital Resources

For the year ended December 31, 2023 and 2024

	Note	2023	2024	2024
		RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the year		4,656,301	7,165,510	1,602,879

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation		1,639,079	1,687,992	377,593
Amortization		102,379	55,256	12,360
Provisions		401,600	(52,927)	(11,839)
Imputed interest of lease liability		13,035	10,090	2,257
Finance costs		164,491	262,176	58,647
Overdraft charges		59,964	111,620	24,969
Gain on disposal of subsidiary		(662,701)	—	—
Income tax expenses		1,366,789	2,372,883	530,799
Gain on termination of lease		(4,001)	—	—
Reversal of for expected credit loss		(90,205)	—	—
Operating cash flows before movements in working capital		7,646,731	11,612,600	2,597,665

Trade receivables		(1,139,340)	(6,418,937)	(1,435,875)
Other receivables		(6,032,450)	3,208,914	717,814
Other payables		225,925	479,896	107,350
Trade payables		(35,382)	(423,787)	(94,798)
Deferred revenue		1,823,535	(2,691,244)	(602,014)
Cash generated from operations		2,489,019	5,767,442	1,290,142

Income tax paid		(29,843)	(2,700)	(604)
Net cash provided by operating activities		2,459,176	5,764,742	1,289,538

Investing activities
Purchase of plant and equipment		(5,524,353)	(4,894,732)	(1,094,920)
Loss of cash on disposal of subsidiary		(27,620)	—	—
Net cash used in investing activities		(5,551,973)	(4,894,732)	(1,094,920)

Financing activities
Issuance of share capital		645,380	—	—
Repayment of lease liabilities		(104,784)	(57,084)	(12,769)
Proceeds from bank loans		2,699,992	1,000,000	223,693
Repayment of bank loans		(330,610)	(646,754)	(144,675)
Loan interest paid		(164,491)	(262,176)	(58,647)
Overdraft charges paid		(59,964)	(111,620)	(24,969)
Increase in fixed deposits		(807,093)	(43,174)	(9,658)
Repayment from related parties		1,063,118	—	—
Repayment from/ (Repayment to) shareholders		30,852	(886)	(198)
Repayment from/ (Repayment to) directors		550,351	(137,181)	(30,686)
Net cash provided by/(used in) financing activities		3,522,751	(258,875)	(57,909)

Net change in cash and cash equivalents		429,954	611,135	136,709
Cash and cash equivalents at beginning of year	12	(670,960)	(241,006)	(53,913)
Cash and cash equivalents at end of year	12	(241,006)	370,129	82,796

Operating activities

For the year ended December 31, 2023, the Company generated RM2,459,176 or $550,102 from operating activities primarily from profit adding back non-cash expenses, and increase in other payables and accrued liabilities and deferred revenue subtracted by non-cash income, increase in other receivable and trade receivable, decrease in trade payables and income tax payment.

For the year ended December 31, 2024, the Company generated RM5,764,742 or $1,289,536 from operating activities primarily from profit adding back non-cash expenses, increase in other receivables and prepayment as well as decrease in trade receivables, trade payables, other payables and accrued liabilities, deferred revenue and income tax payment.

Investing activities

For the year ended December 31, 2023, the Company invested RM5,551,973 or $1,241,941 in plant and equipment and loss of cash on disposal of subsidiary.

For the year ended December 31, 2024, the Company used RM4,894,732 or $1,289,536 in investing activities in plant and equipment.

Financing activities

For the year ended December 31, 2023, the Company generated RM3,522,751 or $788,017 in financing activities primarily from issuance of share capital, proceeds from bank overdraft, bank loans, repayment of outstanding due from shareholders and directors subtracted by repayment of lease liabilities, bank loans, repayment of outstanding due to related parties and increased in fixed deposits.

For the year ended December 31, 2024, the Company used of RM258,875 or $57,909 in financing activities primarily from proceeds from bank loan subtracted by repayment of lease liabilities and bank loan, increase in fixed deposits and repayment of outstanding amount due to shareholders and director.

For the year ended December 31, 2022 and 2023

	Note	2022	2023	2023
		RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the year		2,363,584	4,656,301	1,014,622

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation		1,260,586	1,639,079	357,160
Amortization		164,345	102,379	22,309
Provisions		92,680	401,600	87,510
Imputed interest of lease liability		13,066	13,035	2,840
Finance costs		36,399	164,491	35,843
Overdraft charges		44,250	59,964	13,066
Gain on disposal of subsidiary		—	(662,701)	(144,405)
Income tax expenses		845,245	1,366,789	297,827
Lease discount		(1,913)	—	—
Gain on termination of lease		(1,651)	(4,001)	(872)
Reversal of for expected credit loss		(48,523)	(90,205)	(19,656)
Operating cash flows before movements in working capital		4,768,068	7,646,731	1,666,244

Trade receivables		(239,987)	(1,139,340)	(248,266)
Other receivables and prepayment		(11,000)	(6,032,450)	(1,314,488)
Other payables and accrued liabilities		382,305	225,925	49,230
Trade payables		(1,887,984)	(35,382)	(7,710)
Deferred revenue		844,599	1,823,535	397,354
Cash generated from operations		3,856,001	2,489,019	542,364

Income tax paid		—	(29,843)	(6,503)
Net cash provided by operating activities		3,856,001	2,459,176	535,861

Investing activities
Purchase of plant and equipment		(4,727,382)	(5,524,353)	(1,203,772)
Loss of cash on disposal of subsidiary		—	(27,620)	(6,019)
Net cash used in investing activities		(4,727,382)	(5,551,973)	(1,209,791)

Financing activities
Issuance of share capital		—	645,380	140,630
Repayment of lease liabilities		(197,553)	(104,784)	(22,833)
Proceeds from bank loans		350,000	2,699,992	588,336
Repayment of bank loans		(74,487)	(330,610)	(72,041)
Loan interest paid		(36,399)	(164,491)	(35,843)
Overdraft charges paid		(44,250)	(59,964)	(13,066)
Increase in fixed deposits		(104,163)	(807,093)	(175,868)
(Advance to)/Repayment from related parties		(36,249)	1,063,118	231,657
Repayment from shareholders		222,701	30,852	6,723
Repayment from directors		563,857	550,351	119,923
Net cash provided by financing activities		643,457	3,522,751	767,618

Net change in cash and cash equivalents		(227,924)	429,954	93,688
Cash and cash equivalents at beginning of year	12	(443,036)	(670,960)	(146,204)
Cash and cash equivalents at end of year	12	(670,960)	(241,006)	(52,516)

Operating activities

For the year ended December 31, 2022, the Company generated RM3,856,001 from operating activities primarily from profit adding back non-cash expenses, and increase in other payables and accrued liabilities and deferred revenue subtracted by non-cash income, increase in other receivables and trade receivables, decrease in trade payables and income tax payment.

For the year ended December 31, 2023, the Company generated RM2,459,176 from operating activities primarily from profit adding back non-cash expenses, increase in other payables and accrued liabilities and deferred revenue subtracted by non-cash income, increase in trade receivables and other receivables and prepayment, decrease in trade payables and income tax payment.

Investing activities

For the year ended December 31, 2022, the Company invested RM4,727,382 in plant and equipment and right of use assets.

For the year ended December 31, 2023, the Company used RM5,551,973 in investing activities in plant and equipment and loss of cash on disposal of subsidiary.

Financing activities

For the year ended December 31, 2022, the Company generated RM643,457 from financing activities. The primary sources of cash inflows were proceeds from bank loans, and repayment from shareholders and directors. These were offset by repayment of lease liabilities and bank loans, loan interest, overdraft charges and advances made to related parties and increase in fixed deposits.

For the year ended December 31, 2023, the Company generated RM3,522,751 from financing activities. The primary sources of cash inflows were issuance of share capital, proceeds from bank loan, repayment from related parties, shareholders and directors. These were offset by repayment of lease liabilities, bank loan, loan interest, overdraft charges and increase in fixed deposits.

Capital Expenditure

	2022	2023	2024	2024
	RM	RM	RM	USD
Investment in plant and equipment:
Equipment & Machine	4,340,482	4,704,560	4,894,732	1,094,920
Computer & Handphone	50,000	—	—	—
License	—	775,901	—	—
Renovation	336,900	43,892	—	—
Total	4,727,382	5,524,353	4,894,732	1,094,920

For the year ended December 31, 2022, the Company invested RM4,727,382 or $1,057,485 in plant and equipment.

For the year ended December 31, 2023, the Company invested RM5,524,353 or $1,235,763 in plant and equipment.

For the year ended December 31, 2024, the Company invested RM4,894,732 or $1,094,920 in plant and equipment.

Material Obligation as of December 31, 2024

	RM	RM	RM	RM	RM	RM	USD
Repayment Obligation	Leases	Bank Borrowings	Bank Overdraft	Other payable	Tax payable	Total	Total
Year ending December 31, 2025	52,768	736,481	104,587	422,973	3,918,926	5,235,735	1,171,201
Year ending December 31, 2026	57,434	782,996	—	—	—	840,430	187,999
Year ending December 31, 2027	25,598	795,079	—	—	—	820,677	183,580
Year ending December 31, 2028	7,701	495,036	—	—	—	502,737	112,459
Year ending December 31, 2029	8,171	184,632	—	—	—	192,803	43,129
After December 31, 2029	10,905	268,491	—	—	—	279,396	62,499
	162,577	3,262,715	104,587	422,973	3,918,926	7,871,778	1,760,867

The Company believes that current working capital is adequate to meet these repayment material obligations for the year ended December 31, 2025.

In addition, the Company expect to generate additional cash flow from operational profit to meet repayment obligation beyond December 31, 2025.

Material Obligation as of December 31, 2023

	RM	RM	RM	RM	RM	RM	RM	USD
Repayment Obligation	Leases	Bank Borrowings	Bank Overdraft	Trade payable	Other payable	Tax payable	Total	Total
Year ending December 31, 2024	46,994	583,313	1,064,530	423,787	692,841	1,632,210	4,443,675	994,022
Year ending December 31, 2025	52,768	627,265	—	—	—	—	680,033	152,119
Year ending December 31, 2026	57,434	661,831	—	—	—	—	719,265	160,895
Year ending December 31, 2027	25,598	660,459	—	—	—	—	686,057	153,467
Year ending December 31, 2028	7,701	340,784	—	—	—	—	348,485	77,954
After December 31, 2028	19,076	35,817	—	—	—	—	54,893	12,279
	209,571	2,909,469	1,064,530	423,787	692,841	1,632,210	6,932,408	1,550,736

The Company believes that current working capital is adequate to meet these repayment material obligations for the year ended December 31, 2024.

In addition, the Company expects to generate additional cash flow from operational profit to meet repayment obligation beyond December 31, 2024.

Financing Arrangement

As of December 31, 2024, the Company had RM2,250,000 or $503,311 overdraft facility through subsidiaries from 2 banks, intended for working capital usage, of which the Company utilized RM104,587 or $23,395 with undrawn balance of RM2,145,413 or $479,916.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates.

Useful lives of plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s plant and equipment. This estimate is based on the historical experience of the actual useful lives of plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

For the year ended December 31, 2022, 2023 and 2024

We are exposed to market risk (including foreign currency risk and interest rate risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 14 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM16,707 for the year ended December 31,2024, RM10,430 for the year ended December 31, 2023, and RM2,571 for the year ended December 31, 2022.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	127,716	773,744	976,072	218,341
Between 1 and 2 years	127,716	773,744	963,436	215,515
Between 2 and 5 years	307,741	1,823,933	1,693,768	378,885
Over 5 years	95,340	38,102	288,536	64,544

Bank overdraft
Repayment within less than 1 year	900,231	1,064,530	104,587	23,395

Lease liabilities
Repayment within:
Less than 1 year	151,584	57,084	60,204	13,467
Between 1 and 2 years	57,384	60,204	61,884	13,843
Between 2 and 5 years	27,252	98,532	45,732	10,230
Over 5 years	29,510	20,426	11,342	2,537

Trade payables
Repayment within less than 1 year	487,955	423,787	—	—

Other payables
Repayment within less than 1 year	498,331	692,841	422,973	94,616

Amount due to director
Repayment within less than 1 year	—	137,181	—	—

Amount due to shareholder
Repayment within less than 1 year	—	886	—	—

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Trade receivables
Collection within less than 1 year	1,153,574	1,990,414	8,409,351	1,881,118
Lifetime expected credit loss, simplified	(90,205)	—	—	—
Provision for expected credit loss rate	7.82%	—	—	—

Other receivables
Collection within less than 1 year	67,984	4,513,832	2,867,160	641,365

Amount due from director
Collection within less than 1 year	289,734	—	—	—

Amount due from shareholder
Collection within less than 1 year	95,766	—	—	—

Amount due from related parties
Collection within less than 1 year	773,817	—	—	—

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Lifetime expected credit loss
As at January 1	138,728	90,205	—	—
Decrease in expected credit loss	(48,523)	(90,205)	—	—
As at December 31	90,205	—	—	—

For the year ended December 31, 2024 and December 31, 2023, the company made a deliberate decision to abstain from setting aside any provision for doubtful debt, given the fact that by February 28, 2025 and March 21, 2024 respectively, the company had successfully received complete settlement of all outstanding amounts owed by trade receivables.

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus trade and other payables less cash and bank balances. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Net debt	2,113,563	3,478,485	2,298,706	514,205
Total equity	7,891,743	10,218,691	17,790,554	3,979,633
Total capital	10,005,306	13,697,176	20,089,260	4,493,838

Gearing ratio	21.12%	25.40%	11.44%	11.44%

Inflation

Malaysia’s inflation rates stood at 3.3% for the year ended December 31, 2022, 2.5% for the year ended December 31, 2023, and 1.7% for the year ended December 31, 2024. These figures indicate a moderate level of inflation during these periods and we believe that there will be no material impact on their company.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers:

Name	Age	Title
Ng Chen Lok	38	Chairman, Chief Executive Officer and Executive Director
Zuria Hajar Bt Mohd Adnan	32	Executive Director and Chief Financial Officer
Loong Xin Yee	27	Chief Operations Officer
Tan Kim Chuan	45	Chief Technology Officer

Independent Directors:

Name	Age	Title
Pan Seng Wee(1)(2)(3)	51	Independent Director
Robert M. Harrison(1)(2)(3)	49	Independent Director
Lai Fuu Sing(1)(2)(3)	34	Independent Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually at the board meeting and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the Board.

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Executive Directors and Officers:

Mr. Ng Chen Lok is our Executive Director, Chairman and Chief Executive Officer. Mr. Ng Chen Lok is responsible for the overall business management of the Company. With extensive experience spanning over a decade in the information technology industry in Malaysia, Mr. Ng Chen Lok continues to lead our Company to greater heights, providing guidance and direction to the Company. Under Mr. Ng Chen Lok’s guidance, our company successfully grew from a humble three-person operation to targeting a revenue goal of RM10 million by 2029. From 2015 to 2018, Mr. Ng was at M3 Technologies (Asia) Bhd, a Malaysia Bursa Ace Board listed company focusing on Internet Of Thing (IOT) and cloud software program development, climbing the ranks from Sales Manager to General Manager in just three years. In 2012, Mr. Ng served as the Sales Manager at Wisdom Tronic Sdn Bhd, an internet development company that was an exclusive partner with Taiwan Wistron group, a Global Fortune 500 company, which developed and resold educational hardware and software.

Ms. Zuria Hajar Bt Mohd Adnan is an Executive Director and Chief Financial Officer of our Company. Ms. Zuria joined the Company in January 2023, where she oversees the management of all finance and accounting related matters of the Company. As a well-respected team leader and key member, Ms. Zuria possesses 6 years of professional experience in the field of finance and accounting, where she seeks to constantly leverage her previous experience to maximize the potential of herself within the Company. From July 2018 to December 2022, she was at Times Media Sdn Bhd, where she progressed from an Finance and Account Executive to a Team Leader in 3 short years. From February 2015 to May 2018, Ms. Zuria honed her skill as an accounting executive at FNR Synergy Sdn Bhd, specializing in tasks related to finance and accounting, costing, budgeting, taxation and auditing. Ms. Zuria holds a Master, Bachelors, and Diploma in Accountancy from Universiti Teknologi Mara, which she obtained in 2018, 2016 and 2013 respectively. Ms. Zuria was also certified as a Chartered Accounted in 2022 from the Malaysian Institute of Accounts, and obtained an Advanced Diploma in Management Accounting from the Association of International Certified Professional Accountants in 2023.

Ms. Loong Xin Yee is the Chief Operations Officer of our Company. Ms. Loong joined the Company in August 2023, and was subsequently appointed as Chief Operations Officer of our Company on January 1st 2024, where she oversees the day-to-day operations of the Company. A motivated and driven individual, Ms. Loong strives to utilize her deductive reasoning, mathematical, and problem-solving skills to improve herself for the benefit of the Company, and constantly seeks to expand her knowledge and skill. From March 2022 to June 2023, Ms. Loong was an associate accountant at Fintrek Sdn Bhd, where she developed new or amended accounting systems, programs, and procedures, while liaising with multiple parties such as banks, government agencies, lawyers, for matters related to Finance and Accounts. From June 2023 to the present, Ms. Loong took the role of executive accountant at BR Aesthetic Sdn Bhd, where she handled accounts, prepared financial statements, month-end closing activities, balance sheet reconciliations, and intercompany transactions. Ms. Loong is also in charge of overseeing the operations and development of the company’s finance departments including creating and reviewing policies, budgeting, recruiting, training and conducting regular assessments of financial procedures. Ms. Loong holds a Bachelor’s degree in commerce in Accounting and Finance from the University of Queensland in 2020, as well as a Bachelor of Art (Honours) in Accounting and Finance from Taylor’s University, which she obtained in 2017.

Mr. Tan Kim Chuan is the Chief Technology Officer of our Company. Mr. Tan is a seasoned professional, with over 18 years of experience in various industries. Primarily focused on Project and Supply Chain Management, Mr. Tan uses his excellent people skills to manage and motivate the Company’s employees, where he thrives in high-pressure environments. From May 2022 to the present, Mr. Tan serves as the Co-Founder of PT. Tofix Niaga Indonesia, where he oversees the Non-Performing Asset Disposal Business, which involves buying and reselling second-hand assets. Mr. Tan also serves as the Co-Founder of PT. Tosmart Trade International from November 2021 to the present, where he oversees the build-up and operations with regard to the B2B2C Vending Machine Business, expanding vending machines across Indonesia. From August 2018 to September 2021, Mr. Tan served as the Head of Vending Machine Services for Bluepay (Malaysia) Sdn Bhd, where he was involved in organizing, training operational team members as well as manage vendors & suppliers, with a focus on after-sales services. From August 2008 to August 2018, Mr. Tan proved his mettle as the Assistant General Manager for M3 Technologies (Asia) Berhad, where he served as the head of the VAS division overseeing business development and operation management, managing important accounts with key customers such as Petronas and Prudential. Mr. Tan holds a Bachelor’s (Honors) Degree in Multimedia Computing from the University of Coventry, which he obtained in 2005, as well as a Certificate in Computing and IT from INTI-UC Malaysia, which he obtained in 2002.

Independent Directors:

Ms. Pan Seng Wee (“Ms. Pan”) is our Independent Director. Ms. Pan will serve as chairman of the Compensation Committee and as a member of the Audit and Nomination committees. Ms. Pan is presently the group secretary of PESTECH International Berhad, a integrated electrical power technology company listed on the Main Market of Bursa Malaysia Securities Berhad, Malaysia, which is a role which she has had since July 2017. She is responsible for ensuring adherence to the regulatory requirements of the Malaysian and Cambodian stock exchanges, as well as developing and implementing implement governance policies and procedures to ensure best practices. From October 2002 to June 2017, Ms. Pan served as a Senior Manager of Securities Services (Holdings) Sdn Bhd, which provides corporate secretarial, share registration, payroll and accounting services, where she was responsible for managing all aspects of corporate secretarial functions, including the preparation of board resolutions, maintenance of statutory records, and ensuring compliance with company laws. Ms. Pan graduated with a Professional degree from the Malaysian Institute of Chartered Secretaries and Administrators (MAICSA) in 1997, and is a Fellow Member of Chartered Governance Institute.

Mr. Robert M. Harrison (“Mr. Harrison”) is our Independent Director. Mr. Harrison will serve as chairman of the Nomination Committee and as a member of the Audit and Compensation Committees. Mr. Harrison is presently Deputy CEO of Tkon Six S Co., Ltd, where he consults in business development and investments into new business ventures, while also creating new business opportunities. From September 2016 to May 2018, Mr. Harrison served as the Sales Vice President of M3 Technologies (Thailand) Co., Ltd, where he oversaw the Thailand operations of the Company, managing the Thailand division directions, forecasts, projection plans, and implementing and executing all business aspects. Mr. Harrison obtained a Bachelor’s of Science in Business Management and Business Administration from the University of Phoenix in 2008, and an MBA from the National Institute of Develop Administration in 2015.

Mr. Lai Fuu Sing (“Mr. Lai”) is our Independent Director. Mr. Lai will serve as chairman of the Audit Committee and as a member of the Nomination and Compensation Committees. Mr. Lai is presently an Audit Manager at Ernst & Young — Assurance, a role which he has held since October 2021, and where he began his career as an Audit Associate since January 2017. Mr. Lai’s expertise includes post-acquisition integration and valuation processes, including fair value assessments and analysis of financial information, market data, and industry trends. Mr. Lai also has experience in analyzing financial forecasts and cash flow projections to assess impairment risks while collaborating with valuation specialists for accurate assessments. Additionally, he has led multiple audit teams, defined audit strategies, conducted risk assessments, and ensured accurate financial reporting for clients in various industries. Mr. Lai obtained a Bachelor’s of Accounting with Honours from University Utara Malaysia in 2016, and is a member of the Association of Chartered Certified Accountants since 2020.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers and employee directors. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The executive officer and employee director may resign at any time with an advance written notice.

Effective as of June 27, 2024, Ng Chen Lok, our Chief Executive Officer, Director and Chairman of the Board entered into an Employment Agreement with Sagtec Global Limited. The agreement provides for an annual base salary, together with such additional discretionary bonus. Ng Chen Lok’s employment will continue indefinitely, subject to, amongst others, termination by either party to the agreement upon 30 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ng Chen Lok shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group. Mr. Ng Chen Lok is entitled to an annual base salary of US$24,000.

Effective as of June 27, 2024, Zuria Hajar Bt Mohd Adnan, ur Chief Financial Officer and Director, entered into an Employment Agreement with Sagtec Global Limited. The agreement provides for an annual base salary, together with such additional discretionary bonus. Zuria Hajar Bt Mohd Adnan’s employment will continue indefinitely, subject to, amongst others, termination by either party to the agreement upon 30 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Zuria Hajar Bt Mohd Adnan shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group. Zuria Hajar Bt Mohd Adnan is entitled to an annual base salary of US$24,000.

Effective as of June 27, 2024, Tan Kim Chuan, our Chief Technological Officer, entered into an Employment Agreement with Sagtec Global Limited. The agreement provides for an annual base salary, together with such additional discretionary bonus. Tan Kim Chuan’s employment will continue indefinitely, subject to termination by either party to the agreement upon 30 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Tan Kim Chuan shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group. Mr. Tan Kim Chuan is entitled to an annual base salary of US$24,000.

Effective as of June 27, 2024, Loong Xin Yee, our Chief Operations Officer, entered into an Employment Agreement with Sagtec Global Limited. The agreement provides for an annual base salary, together with such additional discretionary bonus. Loong Xin Yee’s employment will continue indefinitely, subject to termination by either party to the agreement upon 30 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Loong Xin Yee shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group. Ms. Loong Xin Yee is entitled to an annual base salary of US$24,000.

Compensation of Directors and Executive Officers

For the financial year ended December 31, 2024, we paid an aggregate of approximately RM1,048,783 (USD234,606) in cash to our Executive Directors and Executive Officers — as mentioned below. For the financial year ended December 31, 2023, we paid an aggregate of approximately RM610,270 (USD130,700) in cash to our Executive Directors and Executive Officers.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we have also adopted an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). The information on our website is deemed not to be incorporated in this annual report or to be a part of this annual report. We will disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. A copy of the Compensation Recovery Policy has been incorporated by reference herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors, and an investment committee under the management. Our board of directors has adopted a charter for the audit committee, the compensation committee, and the nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee. Mr. Lai, Ms. Pan and Mr. Harrison serve on the audit committee, chaired by Mr. Lai Fuu Sing. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lai Fuu Sing as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation Committee. O Ms. Pan, Mr. Harrison and Mr. Lai serve on the compensation committee, chaired by Ms. Pan Seng Wee. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the Board the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nominating Committee. Mr. Lai, Ms. Pan and Mr. Harrison serve on the nomination committee, chaired by Mr. Robert M. Harrison. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the British Virgin Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by the affirmative vote of a simple majority of the other directors present and voting at a board meeting.

6.D. Employees

As of the date of this annual report, the Operating Subsidiaries have 19 employees, all of whom are full-time. The Operating Subsidiaries had 19, 24, and 20 employees as of December 31, 2024, December 31, 2023 and 2022, respectively. The following table sets out the number of our employees, excluding external experts, categorized by functions:

Function	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022	As of the date of this annual report Number of employees
Management	4	4	1	4
Finance	1	1	1	1
Human Resource	1	1	1	1
IT	4	3	3	4
Sales & Marketing	7	12	12	7
Operations	2	3	2	2
Total	19	24	20	19

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

The Operating Subsidiaries maintain good working relationships with the employees and that none of them has experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our directors (including independent directors) and named executive officers; and

●	All directors (including independent directors) and named executive officers as a group.

The number and percentage of our Ordinary Shares beneficially owned before the Offering are based 12,550,000 Ordinary Shares as of the date of this annual report. The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is No 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Named Executive Officers, Directors and Independent Directors:
Ng Chen Lok	8,537,600	68.03%
Zuria Hajar binti Mohd Adnan	170,000	1.35%
Loong Xin Yee	—	—
Tan Kim Chuan	—	—
Pan Seng Wee	—	—
Robert M. Harrison	—	—
Lai Fuu Sing	—	—
All executive officers, directors and independent directors as a group (7 persons)	8,707,600	69.38%
5% Shareholders:
Ng Chen Lok	8,537,600	68.03%

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2021, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024, December 31, 2023 and 2022, and as of April 15, 2025:

Nature of relationships with related parties

Name of Related Party	Relationship to the Company
Ng Chen Lok	Executive Director, and Chief Executive Officer of the Company
Yong Avon	Shareholder of the Company
Yap Kee Wai	Shareholder of Sagtec Group Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Yong Jenny	Shareholder of Sagtec Group Sdn Bhd, CL Technologies (International) Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Yong Chen Wah	Shareholder of CL Technologies (International) Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
SM Prominent Sdn Bhd	Shareholder of Sagtec Group Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Capa Group Sdn Bhd	Shareholder of Sagtec Group Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Sagfood Express	An entity controlled by our Executive Director, and Chief Executive Officer Mr Ng Chen Lok

a.	Related party transactions

The table below sets out the related party transactions of the Group for the period January 1, 2024 to April 15, 2025 and for the periods indicated:

	From
	January 1,
	2024 to April 15,	For the Years Ended December 31,
	2025	2024		2023	2022
	(Unaudited)	USD (Audited)	RM (Audited)	RM (Audited)	RM (Audited)
Sale of goods and/or services to related parties(1)	—	—	—	4,988,468	4,054,069
Purchase of goods and/or services from related parties(2)	—	—	—	—	1,500
Payments made on behalf by director(3)	5,356	5,356	23,944	247,707	283,620
Employee benefit expenses charged from related parties(4)	2,684	2,684	12,000	15,996	15,861
Selling and administrative expenses charged from related parties(5)	1,900	1,900	8,495	24,877	108,635

Notes:

(1)	This includes revenue from subscription services, software consultation and development services, food catering, restaurant and sale of foods, power bank charging station and food ordering kiosk with screen. These services were provided to shareholders, SM Prominent Sdn Bhd and Capa Group Sdn Bhd, as well as to companies with common shareholders, Sagtec Express.
(2)	This includes purchase of kitchen supplies by Sagfood (Malaysia) Sdn Bhd from Sagfood Express.
(3)	Ng Chen Lok, our Executive Director, and Chief Executive Officer, has advanced to the company for our operations. As of the date of annual report, all advances have been fully repaid, and there are no outstanding balance.
(4)	This includes staff refreshment charges by Sagfood Express, as well as allowances paid to Yong Avon and Ng Chen Lok.
(5)	This includes food supplied by Sagfood Express for company events, development fees charged by Yap Kee Wai for the planning, creation and implementation of software development projects and marketing and promotion fees charged by Yong Jenny and Yong Chen Wah for advertisement on Facebook, Google and other social media platforms.

7.C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry—Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations” and “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry— We may be subject to intellectual property infringement claims.”.

Dividend Policy

While we currently have no plans to distribute dividends in the foreseeable future, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant.

Our board of directors has discretion regarding whether to declare or pay dividends. All dividends are subject to certain restrictions under BVI law and the Company’s Memorandum and Articles of Association, namely that: (a) all dividends must be authorized by board resolutions, by which our board of directors may authorise a distribution at any time and in any amount they think fit and set a record date (which may be before or after the date on which the board resolutions are passed) for determining the shareholders to be paid; (b) our board of directors may only authorize payment of a dividend if they are satisfied (on reasonable grounds) that the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due (the “Solvency Test”) immediately paying the dividend; and (c) if, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized. A distribution made to a shareholder at a time when the Company did not, immediately after the distribution, satisfy the Solvency Test may be recovered by the Company from the member unless (a) the member received the distribution in good faith and without knowledge of the Company’s failure to satisfy the Solvency Test; (b) the member has altered his or her position in reliance on the validity of the distribution; and (c) it would be unfair to require repayment in full or at all.

Our board of directors will notify each shareholder of any dividend authorized by them and no interest accrues on any dividend. If a shareholder fails to claim any dividend for three years after the date on which it was authorized by the directors, the directors may decide by a resolution of directors that the dividend is forfeited for the benefit of the Company.

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Cash dividends on our shares, if any, will be paid in U.S. dollars.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “TOP.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Authorized Shares

The Company may only issue registered shares. Subject to the Company’s Memorandum and Articles of Association, the Company may issue fractions of shares, bonus shares, redeemable shares and may redeem, purchase or otherwise acquire, any of its shares.

Subject to the Companies Act and the Company’s Memorandum and Articles of Association, the unissued shares may be issued, and options to acquire shares may be granted, at any time, to any persons (whether or not shareholders), for any consideration and on any terms, the directors decide by a resolution of directors.

A share is taken to be issued when the name of the holder is entered in the Company’s register of shareholders as the holder of the share.

Distributions

The holders of our Ordinary Shares are entitled to such dividends or other distributions as may be authorized by our Directors by way of a simple majority decision, subject to the Companies Act and our Memorandum and Articles of Association.

Subject to the Company’s Memorandum and Articles of Association, each Ordinary Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the Companies Act and the articles and (ii) an equal share on the distribution of any surplus assets of the Company on its liquidation.

Voting rights

Subject to the Company’s Memorandum and Articles of Association, each Ordinary Share confers on the holder the right to one (1) vote at a meeting of the shareholders or on any resolution of shareholders.

Subject to the Company’s Memorandum and Articles of Association, a resolution put to a vote at a meeting of shareholders or an annual general meeting (“AGM”), will (in most cases) be passed and become a resolution of shareholders if it is passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of shareholders (or class of shareholders), by shareholders present (in person or by proxy) at the meeting who are entitled to vote on the resolution. Any action that may be taken by the shareholders at a meeting of shareholders (or class of shareholders) may also be taken by the shareholders (or class of shareholders) passing a written resolution of shareholders without the need for any prior notice to be given. A written resolution of shareholders is passed if signed or consented to (including by way of fax or email) by shareholders (or shareholders of the relevant class) who hold shares carrying a simple majority of the votes that may be cast in respect of the resolution who are entitled to vote on the resolution.

A fraction of a share confers on the holder the rights, obligations and liabilities of a whole share of the same class corresponding to the fraction other than the right to vote. If the holder of a fraction of a share acquires a further fraction of a share of the same class, the fractions will be treated as being consolidated.

Variation of rights

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, (i) with the written consent of the holders of the majority of the issued shares of that class or (ii) by a resolution of shareholders of that class.

Meetings of shareholders

Any director of the Company or the Chairman may call a meeting of shareholders (or a class of shareholders) if they decide to, and must call a meeting of shareholders (or a class of shareholders) if they are requested to do so in writing by shareholders entitled to exercise at least 30% of voting rights in respect of the matter for which the meeting is requested.

The Company shall hold a meeting of the shareholders in accordance with the Company’s Memorandum and Articles of Association, the Companies Act and Nasdaq listing rules.

A quorum is present at a meeting of shareholders or an AGM if one or more shareholders, who hold shares that carry not less than one third percent of the voting rights of all shares then in issue, are present in person or by proxy meeting.

Where a quorum is not present within half an hour of the time set for the start of the meeting, if the meeting was called: (i) at the request of shareholders in accordance with the Companies Act or the Company’s Memorandum and Articles of Association, it will be dissolved; or (ii) by the directors, the meeting will be adjourned to the following day and be held at the same time and place or any other date, time and/or place the directors decide by a resolution of directors.

The chairman of a meeting of shareholders or an AGM: (i) may, with the consent of the shareholders present (in person or by proxy); and (ii) must, if directed to do so by a resolution of shareholders, adjourn the meeting to another date, time and/or place. In addition, the chairman of the meeting may, at any time without the consent of the shareholders present (in person or by proxy), adjourn the meeting (whether or not it has commenced or a quorum is present) to another date, time and/or place if the chairman considers that it would facilitate the conduct of the business of the meeting to do so. Nothing in the Company’s Memorandum and Articles of Association limits any other power vested in the chairman of the meeting to adjourn the meeting. No business may be conducted at any adjourned meeting other than the business which might have been conducted at the meeting from which the adjournment took place.

Protection of minority shareholders

We would normally expect BVI courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholders, (such as the right to vote), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Additionally, British Virgin Islands law provides certain shareholder remedies for a minority shareholder whose rights have been breached or who disagrees with the way the Company is being managed. These remedies include an action for unfair prejudice and a derivative action.

No pre-emptive rights

There are no pre-emptive rights applicable to the issue of the Company’s Ordinary Shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of shares

The Ordinary shares listed on the Nasdaq Capital Market may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the Nasdaq Capital Market (including, but not limited to, the applicable Nasdaq listing rules). The transfer of an Ordinary share is only effective once the name of the transferee is entered in the register of shareholders.

Calls of shares

Subject to the Memorandum and Articles of Association and the rights attaching to any class of shares, our directors may make calls on a shareholder for any amount of the issue price of the shareholder’s shares that has not been paid to the Company. A call must be made by giving at least 14 days’ written notice of call to the shareholder. A call may be made payable in instalments. The directors may postpone a call or revoke it (in whole or part). A call is taken to have been made at the time the resolution of directors to make the call is passed.

Inspection of books and records

Under the Companies Act, holders of our shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by exchange control policies in the countries where we operate. There are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of the Bank Negara Malaysia (the Central Bank of Malaysia) (“BNM”). The foreign exchange policies monitor and regulate both residents and non-residents of Malaysia. Under the current Foreign Exchange Administration rules issued by BNM, nonresidents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries may be affected. Since we are a BVI holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

10.E. Taxation

British Virgin Islands Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the Companies Act. In addition, shares of companies incorporated or re-registered under the Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

There is no income tax treaty currently in effect between the United States and the BVI, however, the BVI has entered into multiple information-exchange arrangements with the United States, including the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information.

Under the current laws of BVI, our company is not subject to tax on income or capital gains.

Malaysia Tax Considerations

The following brief description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividends and Dividend Policy.”

Income Tax in Malaysia

The principal legislation that governs a person’s income tax in Malaysia is the Income Tax Act 1967 (the “ITA”). The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. The corporate income tax rates are as illustrated below:

Types of Company		Chargeable income	Tax rate YA 2024
Resident company:
●	with paid-up capital of 2.5 million Malaysian ringgit (MYR) or less, and gross income from business of not more than MYR 50 million	On the first RM150,000	15%
●	that does not control, directly or indirectly, another company that has paid-up capital of more than MYR 2.5 million	RM150,001 to RM600,000	17%
●	is not controlled, directly or indirectly, by another company that has paid-up capital of more than MYR 2.5 million, and	RM600,001 and Subsequent Balance	24%
●	with no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen (with effect from year of assessment 2024)
	Company other than the above category		24%

Pursuant to the ITA, a non-resident company — namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA — is subject to the following tax rates:

Types of Income	Rate (%)
Business income.	24
Royalties derived from Malaysia.	10
Rental of moveable properties.	10
Advice, assistance, or services rendered in Malaysia.	10
Interest.	15*
Dividends.	Exempt
Other income.	10

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

*	Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA.

In summary, the tax treatments for the income of a person in Malaysia are depicted as follows:

Income Derived From	Income Received In	Prior to January 1, 2022	Effective from January 1, 2022
Malaysia	Malaysia	Taxable	Taxable
Malaysia	Malaysia from outside Malaysia	Taxable	Taxable
Overseas	Malaysia from outside Malaysia	Tax Exempted	Taxable
Overseas	Overseas	Tax Exempted	Tax Exempted

On November 16, 2021, the IRB announced the Special Income Remittance Program (“SIRP”) for Malaysian tax residents whose income is derived from foreign sources and received in Malaysia. The implementation of taxation on FSI is staggered into the following two timelines, depending on the timing of remittance of FSI into Malaysia: (i) during the period from January 1 to June 30, 2022 (six months) (the “SIRP Period”), FSI remitted shall be taxed at a fixed rate of 3% on the gross amount of income remitted; and (ii) on or after July 1, 2022, FSI remitted shall be taxed at the prevailing tax rate applicable to tax residents on the statutory income, namely, gross FSI less expenses attributable to the FSI. FSI remitted under the SIRP will be accepted in good faith by the IRB as the IRB will not conduct an audit or investigation on the taxpayer. In addition, the IRB will not impose any penalty on FSI remitted during the SIRP Period.

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted. To legislate the above, the following Orders were gazetted on 19 July 2022 and are effective from January 1, 2022 to December 31, 2026.

Profit Distribution and Withholding Tax

We are a holding company incorporated as a business company in the British Virgin Islands and we gain substantial income by way of dividends to be paid to us from Sagtec Group Sdn Bhd and CL Technologies (International) Sdn Bhd (Malaysia), our direct subsidiary company in Malaysia.

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets and projections as to the market price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our potential strategic investment business as compared to our other businesses, and the value of the assets held by our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 14 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM10,430 for the year ended December 31, 2023, and RM16,707 for the year ended December 31, 2024.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	127,716	773,744	976,072	218,341
Between 1 and 2 years	127,716	773,744	963,436	215,515
Between 2 and 5 years	307,741	1,823,933	1,693,768	378,885
Over 5 years	95,340	38,102	288,536	64,544

Bank overdraft
Repayment within less than 1 year	900,231	1,064,530	104,587	23,395

Lease liabilities
Repayment within:
Less than 1 year	151,584	57,084	60,204	13,467
Between 1 and 2 years	57,384	60,204	61,884	13,843
Between 2 and 5 years	27,252	98,532	45,732	10,230
Over 5 years	29,510	20,426	11,342	2,537

Trade payables
Repayment within less than 1 year	487,955	423,787	—	—

Other payables
Repayment within less than 1 year	498,331	692,841	422,973	94,616

Amount due to director
Repayment within less than 1 year	—	137,181	—	—

Amount due to shareholder
Repayment within less than 1 year	—	886	—	—

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Trade receivables
Collection within less than 1 year	1,153,574	1,990,414	8,409,351	1,881,118
Lifetime expected credit loss, simplified	(90,205)	—	—	—
Provision for expected credit loss rate	7.82%	—	—	—

Other receivables
Collection within less than 1 year	67,984	4,513,832	2,867,160	641,365

Amount due from director
Collection within less than 1 year	289,734	—	—	—

Amount due from shareholder
Collection within less than 1 year	95,766	—	—	—

Amount due from related parties
Collection within less than 1 year	773,817	—	—	—

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Lifetime expected credit loss
As at January 1	138,728	90,205	—	—
Decrease in expected credit loss	(48,523)	(90,205)	—	—
As at December 31	90,205	—	—	—

For the year ended December 31, 2024 and December 31, 2023, the company made a deliberate decision to abstain from setting aside any provision for doubtful debt, given the fact that by February 28, 2025 and March 21, 2024 respectively, the company had successfully received complete settlement of all outstanding amounts owed by trade receivables.

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus trade and other payables less cash and bank balances. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	Convenience Translation USD
Net debt	2,113,563	3,478,485	2,298,706	514,205
Total equity	7,891,743	10,218,691	17,790,554	3,979,633
Total capital	10,005,306	13,697,176	20,089,260	4,493,838

Gearing ratio	21.12%	25.40%	11.44%	11.44%

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 284053), as amended, including the annual report contained therein, which registered 1,750,000 Ordinary Shares and was declared effective by the SEC on March 31, 2025, for our initial public offering, which completed on March 10, 2025, at an initial offering price of US$4.00 per Ordinary Share. Benchmark Company, LLC was the representative of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totalled approximately US$2,141,177, which included US$490,000 for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$6,292,881 from our initial public offering.

As of the date of this annual report, we have used US$2,141,177. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted International Financial Reporting Standards (“IFRS”) and SEC reporting requirements to properly address complex IFRS accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill IFRS and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with IFRS.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with IFRS; (ii) that our Chief Financial Officer received additional training in IFRS through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous IFRS training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under IFRS. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Relating to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Lai, Ms. Pan and Mr. Harrison serve on the audit committee, chaired by Mr. Lai Fuu Sing. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lai Fuu Sing as an “audit committee financial expert,” and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics has been incorporated by reference herewith as Exhibit 11.1 to this annual report.

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024, 2023 and 2022. Audit services provided by Onestop Assurance PAC. for fiscal years ended December 31, 2024, 2023 and 2022 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - Onestop Assurance PAC.	152,500	152,500	202,000
Total	152,500	152,500	202,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure— We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies has been incorporated by reference herewith as Exhibit 11.2 to this annual report.

ITEM 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We assess and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits to

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Sagtec Global Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

2.1*	Description of Securities

4.1	Employment Agreement by and between Sagtec Global Limited and Ng Chen Lok dated, June 27, 2024 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.2	Employment Agreement by and between Sagtec Global Limited and Tan Kim Chuan dated June 27, 2024 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 ((File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.3	Director Offer Letter by and between Sagtec Global Limited and Zuria Hajar Bt Mohd Adnan dated June 27, 2024 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.4	Director Offer Letter by and between Sagtec Global Limited and Loong Xin Yee dated June 27, 2024 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.5	Director Offer Letter by and between Sagtec Global Limited and Pan Seng Wee dated June 27, 2024 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.6	Director Offer Letter by and between Sagtec Global Limited and Robert M. Harrison (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.7	Director Offer Letter by and between Sagtec Global Limited and Lai Fuu Sing (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.8	Lease Agreement between the Registrant and the Landlord for No. 42-1 and No. 43-2, Jalan Besar Kepong (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.9	Form of Software Development Service Agreement of the Registrant (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.10	Form of Data Management Agreement of the Registrant (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.11	Product Sales Agreements between the Registrant and ShenZhen Yibaite Software Co. Ltd dated March 1, 2022 and April 1, 2022 (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.12	Sales Agreements between the Registrant and ShenZhen Adkiosk Technology Co. Ltd dated April 1, 2021 and July 1, 2021 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.13	Powerbank Charging Station Invoice dated August 15, 2023 between the Company and RAMS SOLUTIONS Sdn Bhd (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.14	Software Development Agreement, Social Media Management Agreement, Data Management Purchase Order, and Standing Food Kiosk Ordering System between the Registrant and KLC VENTURES Sdn Bhd (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.15	Purchase Order for QR Ordering System and Standing Food Kiosk Ordering System, Software Development Agreement and Powerbank Charging Station Invoice between the Registrant and SM PROMINENT Sdn Bhd (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.16	Loan Agreement between CL Technologies (International) Sdn. Bhd. and Credit Guarantee Corporation Malaysia Berhad (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.17	Loan Agreement between CL Technologies (International) Sdn. Bhd. and Affin Islamic Bank Berhad (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.18	Business Loan Agreement between CL Technologies (International) Sdn. Bhd. and Standard Chartered Bank Malaysia Berhad (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.19	Hire Purchase Agreement between CL Technologies (International) Sdn. Bhd. and Public Bank Berhad (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.20	Loan Agreement between Sagtec Group Sdn. Bhd. and Credit Guarantee Corporation Malaysia Berhad (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.21	Loan Agreement between Sagtec Group Sdn. Bhd. and Affin Islamic Bank Berhad (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.22	Loan Agreement between Sagtec Group Sdn. Bhd. and RHB Bank Berhad (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.23	Loan Agreement between Sagtec Group Sdn. Bhd. and Bank Simpanan Nasional (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.24	Data Management Agreement. Software Development Agreement and Powerbank Charging Station invoice between the Registrant and IKOL Resources Sdn Bhd (incorporated by reference to Exhibit 10.24 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sagtec Global Limited

By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chairman, Chief Executive Officer and Executive Director

Date: April 30, 2025

SAGTEC GLOBAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Sagtec Global Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sagtec Global Limited and its Subsidiaries (collectively, the “Group”) as of December 31, 2024 and 2023 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and the results of its operations and its cash flows for each of the  years in the three-year period ended December 31, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2023.

/s/ Onestop Assurance PAC

Singapore

April 30, 2025

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2024

	As of
	Note	December 31, 2023	December 31, 2024	December 31, 2024
		RM	RM	Convenience Translation USD
ASSETS

Non-current assets
Plant and equipment	8	11,047,078	14,253,818	3,188,488
Right-of-use assets	9	225,282	170,026	38,034
Total non-current assets		11,272,360	14,423,844	3,226,522

Current assets
Trade receivables, net	10	1,990,414	8,409,351	1,881,118
Other receivables	11	6,076,074	2,867,160	641,366
Cash and short term deposits	12	1,959,780	1,654,146	370,022
Total current assets		10,026,268	12,930,657	2,892,506
Total assets		21,298,628	27,354,501	6,119,028

LIABILITIES AND EQUITY

Current liabilities
Trade payables		423,787	—	—
Amount due to shareholder	15	886	—	—
Amount due to director	15	137,181	—	—
Other payables	11	692,841	1,172,737	262,334
Deferred revenue	18	2,691,244	—	—
Provisions	14	494,280	441,353	98,727
Tax payable	16	1,632,210	3,918,926	876,639
Lease liabilities	9	46,994	52,768	11,804
Bank overdraft	15	1,064,530	104,587	23,395
Bank borrowings	15	583,313	736,481	164,746
Total current liabilities		7,767,266	6,426,852	1,437,645

Non-current liabilities
Lease liabilities	9	162,577	109,809	24,564
Bank borrowings	15	2,326,156	2,526,234	565,102
Deferred tax liabilities	16	823,938	907,405	202,981
Total non-current labilities		3,312,671	3,543,448	792,647
Total liabilities		11,079,937	9,970,300	2,230,292

Equity
Share capital, 10,800,000 common shares issued and outstanding with no par value, unlimited authorized share	4	1,145,780	1,145,780	256,304
Reserves	17	3,280,388	3,280,388	733,802
Retained earnings		5,439,549	12,365,963	2,766,188
Shareholders’ equity		9,865,717	16,792,131	3,756,294
Non-controlling interest		352,974	592,070	132,442
Total equity		10,218,691	17,384,201	3,888,736
Total liabilities and equity		21,298,628	27,354,501	6,119,028

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Note	2022	2023	2024	2024
		RM	RM	RM	Convenience Translation USD
Revenue	18	8,945,957	24,292,181	51,999,379	11,631,930
Revenue from related parties	18	4,054,069	4,988,468	—	—
Total revenue		13,000,026	29,280,649	51,999,379	11,631,930

Cost of sales	19	(7,957,725)	(21,112,777)	(39,841,428)	(8,912,274)
Cost of sales from related parties	19	(1,500)	—	—	—
Total cost of sales		(7,959,225)	(21,112,777)	(39,841,428)	(8,912,274)

Gross profit		5,040,801	8,167,872	12,157,951	2,719,656

Selling and administrative expenses	20	(1,164,329)	(2,156,947)	(1,970,324)	(440,749)
Selling and administrative expenses from related parties	20	(643,595)	(571,243)	(698,802)	(156,317)
Disposal gain	7	—	662,701	—	—
Income from operations before income tax		3,232,877	6,102,383	9,488,825	2,122,590

Other income		12,351	85,198	311,744	69,735
Finance costs		(36,399)	(164,491)	(262,176)	(58,647)
Profit before income tax		3,208,829	6,023,090	9,538,393	2,133,678

Income tax expense	16	(845,245)	(1,366,789)	(2,372,883)	(530,799)

Net profit for the year, representing total comprehensive income for the year		2,363,584	4,656,301	7,165,510	1,602,879

Profit attributable to:
Equity owners of the Company		2,470,542	4,476,259	6,926,414	1,549,395
Non-controlling interests		(106,958)	180,042	239,096	53,484
Total		2,363,584	4,656,301	7,165,510	1,602,879

Weighted Average Number of Common Shares Outstanding – Basic and Diluted		10,800,000	10,800,000	10,800,000	10,800,000
Basic and Diluted Net Income per Share		0.2288	0.4145	0.6413	0.1435

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023 AND 2024

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non- controlling interest	Total equity
			RM	RM	RM	RM	RM	RM
Balance at January 1, 2022	4	10,800,00	2,515,899	3,280,388	(1,508,582)	4,287,705	1,240,454	5,528,159
Net profit for the year, representing total comprehensive income for the year		—	—	—	2,470,542	2,470,542	(106,958)	2,363,584
Balance at December 31, 2022		10,800,000	2,515,899	3,280,388	961,960	6,758,247	1,133,496	7,891,743
Issuance of shares	4	—	336,217	—	—	336,217	309,163	645,380
Equity transaction		—	2,019	—	1,330	3,349	(3,349)	—
Disposition of Sagfood (Malaysia) Sdn Bhd	7	—	(1,708,355)	—	—	(1,708,355)	(1,266,378)	(2,974,733)
Net profit for the year, representing total comprehensive income for the year		—	—	—	4,476,259	4,476,259	180,042	4,656,301
Balance at December 31, 2023		10,800,000	1,145,780	3,280,388	5,439,549	9,865,717	352,974	10,218,691
Net profit for the year, representing total comprehensive income for the year.		—	—	—	6,926,414	6,926,414	239,096	7,165,510
Balance at December 31, 2024		10,800,000	1,145,780	3,280,388	12,365,963	16,792,131	592,070	17,384,201

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non- controlling interest	Total equity
			USD	USD	USD	USD	USD	USD
Balance at December 31, 2023		10,800,000	249,669	714,806	1,185,294	2,149,769	76,914	2,226,683
Balance at December 31, 2024		10,800,000	256,304	733,802	2,766,188	3,756,294	132,442	3,888,736

Equity transaction reflect changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary.

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Note	2022	2023	2024	2024
		RM	RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the year		2,363,584	4,656,301	7,165,510	1,602,879

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation		1,260,586	1,639,079	1,687,992	377,593
Amortization		164,345	102,379	55,256	12,360
Provisions		92,680	401,600	(52,927)	(11,839)
Imputed interest of lease liability		13,066	13,035	10,090	2,257
Finance costs		36,399	164,491	262,176	58,647
Overdraft charges		44,250	59,964	111,620	24,969
Gain on disposal of subsidiary		—	(662,701)	—	—
Income tax expenses		845,245	1,366,789	2,372,883	530,799
Lease discount		(1,913)	—	—	—
Gain on termination of lease		(1,651)	(4,001)	—	—
Reversal of for expected credit loss		(48,523)	(90,205)	—	—
Operating cash flows before movements in working capital		4,768,068	7,646,731	11,612,600	2,597,665

Trade receivables		(239,987)	(1,139,340)	(6,418,937)	(1,435,875)
Other receivables		(11,000)	(6,032,450)	3,208,914	717,814
Other payables		382,305	225,925	479,896	107,350
Trade payables		(1,887,984)	(35,382)	(423,787)	(94,798)
Deferred revenue		844,599	1,823,535	(2,691,244)	(602,014)
Cash generated from operations		3,856,001	2,489,019	5,767,442	1,290,142

Income tax paid		—	(29,843)	(2,700)	(604)
Net cash provided by operating activities		3,856,001	2,459,176	5,764,742	1,289,538

Investing activities
Purchase of plant and equipment		(4,727,382)	(5,524,353)	(4,894,732)	(1,094,920)
Loss of cash on disposal of subsidiary		—	(27,620)	—	—
Net cash used in investing activities		(4,727,382)	(5,551,973)	(4,894,732)	(1,094,920)

Financing activities
Issuance of share capital		—	645,380	—	—
Repayment of lease liabilities		(197,553)	(104,784)	(57,084)	(12,769)
Proceeds from bank loans		350,000	2,699,992	1,000,000	223,693
Repayment of bank loans		(74,487)	(330,610)	(646,754)	(144,675)
Loan interest paid		(36,399)	(164,491)	(262,176)	(58,647)
Overdraft charges paid		(44,250)	(59,964)	(111,620)	(24,969)
Increase in fixed deposits		(104,163)	(807,093)	(43,174)	(9,658)
(Advance to)/Repayment from related parties		(36,249)	1,063,118	—	—
Repayment from/(Repayment to) shareholders		222,701	30,852	(886)	(198)
Repayment from/(Repayment to) directors		563,857	550,351	(137,181)	(30,686)
Net cash provided by/(used in) financing activities		643,457	3,522,751	(258,875)	(57,909)

Net change in cash and cash equivalents		(227,924)	429,954	611,135	136,709
Cash and cash equivalents at beginning of year	12	(443,036)	(670,960)	(241,006)	(53,913)
Cash and cash equivalents at end of year	12	(670,960)	(241,006)	370,129	82,796

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Sagtec Global Limited (the “Company”) was incorporated in the British Virgin Islands on October 31, 2023 with registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands while principal place of business of the Company at No. 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur, Malaysia.

The Company’s ultimate controlling party is Ng Chen Lok.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2024	2023	Place of incorporation	Principal activities
		%	%
Sagtec Global Limited	October 31, 2023	—	—	British Virgin Islands	Holding company
Sagtec Group Sdn Bhd	June 11, 2018	98.04	98.04	Malaysia	Food & beverage SAAS
CL Technologies (International) Sdn Bhd	February 14, 2019	94.95	94.95	Malaysia	Food & beverage software & server hosting

The Group develops IT products, services, and solutions using the subscription as a service model, generating stable and sustainable revenue from our SaaS offerings.

As described above, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), will become the ultimate parent of its subsidiaries.

Through the reorganization, the Company will be the holding company of its subsidiaries. Accordingly, the consolidated financial statements will be prepared on a consolidated basis by applying the principle of common control as if the reorganization has been completed at the beginning of the first reporting period.

Based on the above, the Group concluded that the Company and its subsidiaries are effectively controlled by the shareholder before and after the Reorganization and the Reorganization is considered under common control. The transactions above were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at carrying value and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES

BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All IFRSs issued by IASBs effective at the time of preparing these consolidated financial statements have been applied. As the Group neither prepared nor reported a complete set of financial statements in the past, the reconciliation from previous GAAP to IFRS were not disclosed.

The Group prepared the consolidated financial statements that comply with IFRS applicable as at December 31, 2024 together with the comparative period date for the years ended December 31, 2023 and 2022, as described in the summary of significant accounting policies.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These consolidated financial statements were approved by the board of directors of the Company on December 31, 2024.

The board of directors has the power to amend the financial statements after issue.

ADOPTION OF NEW AND REVISED STANDARDS

On January 1, 2023, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS interpretations Committee (IFRS IC) that are mandatory for application for the fiscal year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

COMMON CONTROL & MERGER ACCOUNTING

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The consolidated financial statements incorporate the financial statements of the consolidated entities or businesses in which the common control consolidation occurs as if they had been consolidated from the date when the consolidation entities or businesses first came under the control of the controlling party.

The consolidated financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the consolidated financial statements reflect external transactions only.

The net assets of the consolidated entities or businesses are consolidated using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control consolidation. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control consolidation, have been recognized directly in equity as part of the capital reserve.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the consolidated entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control consolidation.

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls and entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.

CONVENIENCE TRANSLATION

Translations of amounts in the audited consolidated statement of financial position, audited consolidated statements of profit or loss and other comprehensive income, and audited consolidated statement of cash flows from RM into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the fiscal year ended December 31, 2024 were calculated at of USD 1 = RM 4.4704.

FINANCIAL ASSETS

Classification and measurement

Financial assets are recognized when a Group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). Transaction costs that are directly attributable to the acquisition of financial assets (other than financial assets at fair value through profit or loss (“FVTPL”)) are added to the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized immediately in consolidated statement of profit or loss. The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

1.	Financial assets at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. There are no financial assets classified as FVTPL

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

2.	Financial assets at Fair Value through Other Comprehensive Income (FVTOCI) are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. The Company has classified trade receivables, other receivables and amounts due from related parties at amortized cost.

Impairment

The Group assesses at end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Group recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the accounts receivable.

The Group recognizes a loss allowance for other receivables, amount due from director, shareholders and related parties based on 12 months expected credit losses at each reporting date.

The Group measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flow from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of asset to another entity.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

FINANCIAL LIABILITIES

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Group trade payables, other payables and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligation are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and handphone	5 years straight line
Equipment and machine	10 years straight line
License	10 years straight line
Right-of-use assets	Over term of lease
Renovation	Over term of lease

Plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset, being the difference between the net disposal proceeds and the carrying amount, is recognized in profit or loss.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Impairment of assets are reviewed at the end of each reporting period for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. When the carrying amount of an asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss shall be recognized. The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss.

When there is a change in the estimates used to determine the recoverable amount, a subsequent increase in the recoverable amount of an asset is treated as a reversal of the previous impairment loss and is recognized to the extent of the carrying amount of the asset that would have been determined (net of amortization and depreciation) had no impairment loss been recognized. The reversal is recognized in profit or loss immediately.

LEASES

The Group as leasee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for low-value assets and short-term leases with 12 months or less. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line method over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use assets and the associated lease liabilities are presented as a separate line item in the statements of financial position.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

Right-of-use asset

The right-of-use asset is initially measured at cost. Cost includes the initial amount of the corresponding lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses, and adjustment for any remeasurement of the lease liability. The depreciation starts from the commencement date of the lease. If the lease transfers ownership of the underlying asset to the Group or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those plant and equipment.

Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments (other than lease modification that is not accounted for as a separate lease) with the corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognized in profit or loss if the carrying amount has been reduced to zero.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the provision is the present value of the estimated expenditure required to settle the obligation. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense in profit or loss.

Provision for warranties

The Group provides warranties for general repairs of defects. Provisions related to these assurance-type warranties are recognized when the product is sold. Initial recognition is based on historical experience. The estimate of warranty-related costs is revised annually.

REVENUE RECOGNITION

Revenue is derived principally from services, tangible products, rental and others.

Revenue from services

Revenue from services is recognized over time in the year in which the services rendered.

A receivable is recognized when the services are rendered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

1.	Subscription services from Speed + Pos software and QR ordering system, which allow our subscribers to gain access to our software. Performance obligation includes to ensure subscribers accessibility, bundled with training, maintenance and support on recurring basis, measured on time elapsed, renewed on yearly basis.

2.	Software consultation and development services cater for customers seeks to customized point of sales system. Performance obligation includes the design and build of software-based systems, integration of hardware and software solutions, running and maintaining of IT infrastructure and procurement services. In all cases, the Company assesses if the multiple obligations should be accounted for as separate performance obligations or combined into a single performance obligation. The Company generally separates multiple obligations in a contract as separate performance obligations if those obligations are distinct, both individually and in the context of the contract. If multiple obligations in a contract are highly interrelated or require significant integration or customization within a group, they are combined and accounted for as a single performance obligation, measured on contract milestone. Contract duration range from two weeks to two months.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

3.	Social media management services, involves content creation, engagement, and advertising management. These services are considered as single performance obligation contracted to be delivered over a period of time, measured on time elapsed, renewed on monthly basis.

4.	Data management and analysis services, involves handling and processing data to extract valuable insights that can inform decision-making and improve business operations. These services are considered as single performance obligation, measured on time elapsed contracted to be deliver over a period of time, measured on time elapsed, renewed on monthly basis.

Revenue from tangible products

Revenue from tangible products, consist of sales of cloud printer, thermal paper roll, food ordering kiosk machine with screen and power bank charging station, recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold.

Revenue from rental of machinery

Revenue from rental of power bank charging station, recognized at point in time, measured through time lapsed results in entitlement to collection of revenue.

Revenue from others

Revenue from others consist revenue generate through food catering, restaurant and sale of foods, recognized at point of time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less and bank overdrafts repayable on demand.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current tax assets and liabilities are the expected amount of income tax recoverable or payable to the taxation authorities, measured using tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss (either in other comprehensive income or directly in equity).

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business consolidation and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the period.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized. The carrying amounts of deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Current and deferred tax items are recognized in correlation to the underlying transactions either in profit or loss, other comprehensive income or directly in equity.

Current tax assets and liabilities or deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity (or on different tax entities but they intend to settle current tax assets and liabilities on a net basis) and the same taxation authority.

EMPLOYEE BENEFITS

Defined contribution plan

The Group participates in Employees Provident Fund (EPF), Malaysia’s national defined contribution plan, employees are required to contribute a specified percentage of their monthly salary to the EPF, which is deducted from their salaries each month. The Group also contributes a specified percentage based on the employees’ monthly salaries, as mandated by the EPF regulations. The Group’s contributions are recognized as an expense in the period when employees render related services, and this expense is recorded in the profit or loss statement under employee benefits expense. A liability is recognized for unpaid contributions at the end of each reporting period, representing amounts due to the EPF but not yet paid. Contributions are measured at the statutory rates applicable during the period. In the financial statements, the total amount of contributions made to the EPF during the reporting period is disclosed in the notes under employee benefits.

Actuarial risk (that benefits will be less than expected) and investment risk (that assets invested will be insufficient to meet expected benefits) fall, in substance, on the employee.

DEFERRED OFFERING COSTS

Deferred offering costs are specific expenses incurred during the process of preparing for an offering of securities, including legal, accounting, underwriting, and other fees directly associated with the offering. These costs are initially recorded as an asset when incurred, provided it is probable that the offering will be successfully completed, and are capitalized as “Deferred Offering Costs” on the statement of financial position. Only direct and incremental costs clearly attributable to the offering are capitalized, while general and administrative expenses not directly related to the offering process are expensed as incurred. Upon successful completion of the offering, deferred offering costs are reclassified from the statement of financial position to the statement of comprehensive income and recognized as a reduction of the proceeds from the offering within equity. If it becomes probable that the offering will not be completed, all deferred offering costs are expensed immediately in the period this determination is made.

FOREIGN CURRENCY TRANSACTIONS

The functional currency used by the Company is Malaysia Ringgit. Consequently, operations in currencies other than the Malaysian Ringgit are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the statement of financial position date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

EARNINGS PER SHARE

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of December 31, 2024 and December 31, 2023.

SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided for decision maker, whose members are responsible for allocating resources and assessing the performance of the operating segments.

BORROWING AND BORROWING COSTS

Borrowings are classified as current liabilities unless the Group has the unconditional right to postpone settlement for at least 12 months after the statement of financial position date, in which case they are classified as non-current liabilities.

Borrowings are initially recorded at fair value, net of any transaction costs. They are then measured at amortized cost. The difference between the initial proceeds (after deducting transaction costs) and the repayment amount is recognized in profit or loss over the term of the borrowings using the effective interest rate method.

Borrowing costs are recognized in profit or loss using the effective interest method except for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of these consolidated financial statements in conformity with IFRS require the directors of the Company to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont.)

The directors have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates. The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below:-

Useful lives of plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s plant and equipment. This estimate is based on the historical experience of the actual useful lives of plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

4	ISSUANCE OF SHARES

	Number of shares	RM
Balance as at January 1, 2023	10,800,000	2,515,899
Issuance of shares from Sagfood (Malaysia) Sdn Bhd towards Maybank Trustees Berhad	—	336,217
Equity transaction movement	—	2,019
Disposition of Sagfood (Malaysia) Sdn Bhd	—	(1,708,355)
Balance as at December 31, 2023	10,800,000	1,145,780

Sagtec Global Limited, as of date of this report had issued and outstanding shares of 10,800,000. These shares were deemed issued at the beginning of reporting period.

On January 18, 2023, Sagfood (Malaysia) Sdn Bhd issued 2,584 shares to Maybank Trustee Berhad for a consideration of RM 645,380. As the issuance of shares is at a price which is different from the previously issued shares, therefore, an equity adjustment of RM 336,217 is made to the controlling interests in according to the percentage of its shareholdings.

Equity transaction reflect changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary as a result of issuance to Maybank Trustee Berhad. Upon issuance of shares, the ultimate controlling interest was diluted from 53.31% to 52.10%.

On June 30, 2023, Sagtec Group Sdn Bhd dispose entire equity interest with share capital carrying value amounted RM 1,708,355.

5	ACQUISITION OF CL TECHNOLOGIES (INTERNATIONAL) SDN BHD

On January 1, 2024, the Company completed the acquisition of CL Technologies (International) Sdn Bhd (CL Tech), a company located in Malaysia that provides food and beverage software and server hosting services. The acquisition was made pursuant to a share purchase agreement dated January 1, 2024, between the Company, and Kevin Ng Chen Lok and other individual non-controlling shareholders, collectively the 94.95% shareholders of CL Tech. The acquisition purchase price totaled US$100 (RM 457) in initial cash consideration.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	ACQUISITION OF CL TECHNOLOGIES (INTERNATIONAL) SDN BHD (cont.)

As part of the restructuring of the Company, the acquisition of entities, business or assets under common control are accounted for in accordance with merger accounting. The difference between the consideration paid and the share capital of the acquired entity is reflected within equity as a merger reserve. The Company accounted the transaction as followings:

	RM	Convenience Translation USD
Cash consideration	457	100
Book value of 94.95% of Share Capital of CL Technologies (International) Sdn Bhd	(2,263,600)	(506,351)
Bargain purchase accounted as merger reserve in equity	2,263,143	506,251

6	ACQUISITIONS OF SAGTEC GROUP SDN BHD

On January 1, 2024, the Company completed the acquisition of Sagtec Group Sdn Bhd (Sagtec Group), a company located in Malaysia that provides Food and beverage SAAS services. The acquisition was made pursuant to a share purchase agreement dated January 1, 2024, between the Company, and Kevin Ng Chen Lok and other individual non-controlling shareholders, collectively the 98.04% shareholders of Sagtec Group. The acquisition purchase price totaled US$100 (RM 457) in initial cash consideration.

As part of the restructuring of the Company, the acquisition of entities, business or assets under common control are accounted for in accordance with merger accounting. The difference between the consideration paid and the share capital of the acquired entity is reflected within equity as a merger reserve. The Company accounted the transaction as followings:

	RM	Convenience Translation USD
Cash consideration	457	100
Book value of 98.04% of Share Capital of Sagtec Group Sdn Bhd	(1,017,702)	(227,651)
Bargain purchase accounted as merger reserve in equity	1,017,245	227,551

7	DISPOSITIONS OF SAGFOOD (MALAYSIA) SDN BHD

On June 30, 2023, Sagtec Group Sdn Bhd disposed entire controlling interest in Sagfood (Malaysia) Sdn Bhd to one of the directors. The net assets of Sagfood (Malaysia) Sdn Bhd at the date of disposal were as follows:

	RM	Convenience Translation USD
Assets
Cash and short term deposits	27,620	6,178
Trade receivables	302,500	67,667
Other receivables	25,560	5,719
Amount due from director	266,954	59,716
Amount due from shareholder	65,800	14,719
Amount due from related parties	100,982	22,589
Plant and equipment	2,569,948	574,881
Right-of-use assets	178,765	39,990
Total assets	3,538,129	791,459

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	DISPOSITIONS OF SAGFOOD (MALAYSIA) SDN BHD (cont.)

	RM	Convenience Translation USD
Liabilities
Trade payables	28,786	6,439
Other payables	31,263	7,027
Amount due to related parties	390,283	87,304
Deferred tax liabilities	201,320	45,034
Lease liabilities	184,055	41,172
Total liabilities	835,707	186,942

Equity
Non-controlling interest	1,266,378	283,282
Controlling interest	1,436,044	321,234
	2,702,422	604,516

Controlling interest	1,436,044	321,234
Reversal of Equity transaction movement*	(1,708,355)	(382,148)
Book value of net deficit of controlling interest	(272,311)	(60,914)

Deferred consideration	390,390	87,328
Net deficit	272,311	60,914
Gain on disposal	662,701	148,242

Reversal of equity transaction movement, consist of the reversal of capital contribution by non-controlling interest at premium allocates to controlling interest based on percentage of controlling interest.

The results of the disposed subsidiary, which have been included in the profit for the year, were as follows:

	RM	Convenience Translation USD
Revenue	1,182,238	264,459
Cost of sale	(239,299)	(53,530)
Selling and administrative expenses	(794,089)	(177,633)
Other income	4,001	895
Income tax expense	(21,462)	(4,801)
Net profit	131,389	29,390

	RM	Convenience Translation USD
Cash consideration	—	—
Less: Cash and cash equivalents disposed off	27,620	5,855
Net cash outflow from disposal of subsidiary	(27,620)	(5,855)

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	PLANT AND EQUIPMENT

	As of January 1, 2023	Addition	Deconsolidation	As of December 31, 2023	Addition	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Plant and equipment, at cost
Equipment & Machine	10,317,196	4,704,560	(2,553,195)	12,468,561	4,894,732	17,363,293	3,884,058
Computer & Handphone	116,057	—	(1,638)	114,419	—	114,419	25,595
License	—	775,901	—	775,901	—	775,901	173,564
Renovation	1,047,590	43,892	(1,047,590)	43,892	—	43,892	9,819
Total cost	11,480,843	5,524,353	(3,602,423)	13,402,773	4,894,732	18,297,505	4,093,036

	As of January 1, 2023	Depreciation for the year	(Deconsolidation)	As of December 31, 2023	Depreciation for the year	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Accumulated Depreciation
Equipment & Machine	1,208,147	1,257,119	(234,523)	2,230,743	1,576,753	3,807,496	851,713
Computer & Handphone	33,876	23,048	(601)	56,323	22,676	78,999	17,672
License	—	64,836	—	64,836	77,590	142,426	31,860
Renovation	507,068	294,076	(797,351)	3,793	10,973	14,766	3,303
Total accumulated depreciation	1,749,091	1,639,079	(1,032,475)	2,355,695	1,687,992	4,043,687	904,548

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Carrying Amount
Equipment & Machine	10,237,818	13,555,797	3,032,345
Computer & Handphone	58,096	35,420	7,923
License	711,065	633,475	141,704
Renovation	40,099	29,126	6,516
Total carrying amount	11,047,078	14,253,818	3,188,488

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	RIGHT OF USE ASSETS

	2023	2024	2024
	RM	RM	Convenience Translation USD
Right-Of-Use Assets, cost
As of January 1	419,676	307,323	68,746
Add: New lease recognized	322,505	—	—
Less: Termination	(143,956)	—	—
Less: Deconsolidation of Sagfood (Malaysia) Sdn Bhd	(290,902)	—	—
As of December 31	307,323	307,323	68,746

Right-Of-Use Assets, accumulated amortization
As of January 1	157,234	82,041	18,352
Amortization of the year	102,379	55,256	12,360
Less: Termination	(65,435)	—	—
Less: Deconsolidation of Sagfood (Malaysia) Sdn Bhd	(112,137)	—	—
As of December 31	82,041	137,297	30,712

Right-Of-Use Assets, carrying amount
As of January 1	262,442	225,282	50,394
As of December 31	225,282	170,026	38,034

	2023	2024	2024
	RM	RM	Convenience Translation USD
Lease Liability
As of January 1	245,393	209,571	46,880
Add: New lease recognized	322,505	—	—
Add: Imputed interest	13,035	10,090	2,257
Less: Principal repayment	(104,784)	(57,084)	(12,769)
Less: Termination	(266,578)	—	—
As of December 31	209,571	162,577	36,368

Lease liability current portion	46,994	52,768	11,804
Lease liability non-current portion	162,577	109,809	24,564
	209,571	162,577	36,368

Maturities of Lease
Year ending December 31, 2024	46,994	—
Year ending December 31, 2025	52,768	52,768	11,804
Year ending December 31, 2026	57,434	57,434	12,848
Year ending December 31, 2027	25,598	25,598	5,726
Year ending December 31, 2028	7,701	7,701	1,723
Year ending December 31, 2029	8,171	8,171	1,828
After December 31, 2030	10,905	10,905	2,439
	209,571	162,577	36,368

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	TRADE RECEIVABLES

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Trade receivables:
Third parties	1,990,414	8,409,351	1,881,118
Trade receivables, net	1,990,414	8,409,351	1,881,118

Trade receivables are non-interest bearing, generally on 30 to 90 days credit term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

11	OTHER RECEIVABLES AND OTHER PAYABLES

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Prepayments, deposits & other receivables
Rental deposit	6,312	6,312	1,412
Utility deposit	5,700	5,700	1,275
Other deposits	1,820	1,820	407
Other receivables	4,500,000	2,089,986	467,517
Prepaid rental of server rooms	1,098,600	—	—
Deferred offering costs	463,642	763,342	170,755
	6,076,074	2,867,160	641,366

Other receivables consist of collaboration of Smart home project which was terminated in December 2023 and outstanding balances fully recovered in February 2024. For the year ended December 31, 2024, other receivables comprise of advance payments made to the supplier for software development services and source code as well as IPO consultation services. Both services were fully rendered and recognized in the profit or loss by 31 March 2025.

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Accrued liabilities & other payables
Employee benefits payable	691,241	405,792	90,773
Lease payable	1,600	8,757	1,959
Accrued operating expenses	—	749,764	167,718
Utilities fee payable	—	8,424	1,884
	692,841	1,172,737	262,334

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	CASH AND SHORT-TERM DEPOSITS

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Cash	823,524	474,716	106,191
Pledged Deposits	1,136,256	1,179,430	263,831
Total	1,959,780	1,654,146	370,022

Pledged deposits are fixed deposit pledged to banks with maturity less than one year to secure overdraft facilities.

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following at the end of the financial year

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Cash and short-term deposits	1,959,780	1,654,146	370,022
Pledged Deposits	(1,136,256)	(1,179,430)	(263,831)
Bank Overdraft	(1,064,530)	(104,587)	(23,395)
Total	(241,006)	370,129	82,796

13	RELATED PARTIES DISCLOSURES

a.	Related party transactions

	2023	2024	2024
	RM	RM	Convenience Translation USD
Sale of goods and/or services to related parties	4,988,468	—	—
Payments made on behalf by director	247,707	23,944	5,356
Employee benefit expenses charged from related parties	15,996	12,000	2,684
Selling and administrative expenses charged from related parties	24,877	8,495	1,900

Related parties comprise mainly shareholders or companies controlled by director or shareholders.

b.	Remuneration of key management personnel

	2023	2024	2024
	RM	RM	Convenience Translation USD
Ng Chen Lok, Chairman, CEO & Director
– Director fee	536,770	678,306	151,733
Zuria Hajar Bt Mohd Adnan, CFO & Director
– Salary	62,202	92,043	20,590
– Employer Contribution to Defined Contribution Plan	8,640	10,560	2,362
– Employer Contribution to Insurance Scheme	1,158	1,217	272
Loong Xin Yee, COO
– Salary	—	120,000	26,843
Tan Kim Chuan, CTO
– Salary	—	144,330	32,286
– Employer Contribution to Defined Contribution Plan	—	2,600	582
– Employer Contribution to Insurance Scheme	—	386	86

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	PROVISIONS

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
As of January 1	92,680	494,280	110,566
Add: Provision for warranty during the year	459,420	202,929	45,394
Less: Unclaimed warranty during the year	(57,820)	(255,856)	(57,233)
As of December 31	494,280	441,353	98,727

The Group provides a one-year warranty on all food kiosk ordering machines and power bank charging station sold, covering defects in materials and workmanship. The Group anticipates the utilization of provision within one year, any unutilized provision for warranty will be adjusted toward year end of each reporting period.

15	BANK BORROWINGS

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Current
Bank overdraft	1,064,530	104,587	23,395
Bank borrowings	583,313	736,481	164,746
	1,647,843	841,068	188,141
Non-current
Bank borrowings	2,326,156	2,526,234	565,102
	3,973,999	3,367,302	753,243

Bank overdraft

The bank overdraft is secured by the Group’s fixed deposits. The weighted average effective interest rate is 8.83% (2023: 7.46%) per annum.

Bank borrowing

Maturities of Bank Borrowing
Year ending December 31, 2024	583,313	—	—
Year ending December 31, 2025	627,265	736,481	164,746
Year ending December 31, 2026	661,831	782,996	175,151
Year ending December 31, 2027	660,459	795,079	177,854
Year ending December 31, 2028	340,784	495,036	110,736
Year ending December 31, 2029	18,477	184,632	41,301
After December 31, 2029	17,340	268,491	60,060
	2,909,469	3,262,715	729,848

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Fair value of non-current borrowing	1,842,881	2,123,289	450,116
Undrawn borrowing facility	1,185,470	2,145,413	479,915
Weighted average interest rate	7.26%	5.35%	5.35%

All borrowings by the company are personally guaranteed by the director. In the event the company is unable to meet its loan obligations, the director will be held accountable and responsible for repaying the loans.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	BANK BORROWINGS (cont.)

Reconciliation of liabilities arising from financing activities

	2023	2024	2024
	RM	RM	Convenience Translation USD
Bank borrowing
As of January 1	540,087	2,909,469	650,830
Proceeds from borrowing	2,699,992	1,000,000	223,693
Scheduled repayment	(495,101)	(908,930)	(203,322)
Non-cash changes
Finance cost	164,491	262,176	58,647
As of December 31	2,909,469	3,262,715	729,848

Lease liability
As of January 1	245,393	209,571	46,880
Scheduled repayment	(104,784)	(57,084)	(12,769)
Non-cash changes
Addition during the year	322,505	—	—
Imputed interest	13,035	10,090	2,257
Termination	(266,578)	—	—
As of December 31	209,571	162,577	36,368

Amount due from/(to) director
As of January 1	289,734	(137,181)	(30,686)
(Repayment)/Advance	(550,351)	137,181	30,686
Non-Cash changes
Deferred consideration	390,390	—	—
Deconsolidation of Sagfood (Malaysia) Sdn Bhd*	(266,954)	—	—
As of December 31	(137,181)	—	—

Amount due from/(to) shareholders
As of January 1	95,766	(886)	(198)
Repayment	(30,852)	886	198
Non-Cash changes
Deconsolidation of Sagfood (Malaysia) Sdn Bhd*	(65,800)	—	—
As of December 31	(886)	—	—

Amount due from/(to) related parties
As of January 1	773,817	—	—
(Repayment)	(1,063,118)	—	—
Non-Cash changes
Deconsolidation of Sagfood (Malaysia) Sdn Bhd* (net)	289,301	—	—
As of December 31	—	—	—

*	Deconsolidation of Sagfood (Malaysia) Sdn Bhd, as a result of disposal of entire equity interest on June 30, 2023.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	INCOME TAX

	2022	2023	2024	2024
	RM	RM	RM	Convenience Translation USD
Tax payable
As of January 1	100,279	553,111	1,632,210	365,115
Tax expenses	452,832	1,108,790	2,289,416	512,128
Tax payment	—	(29,843)	(2,700)	(604)
Deconsolidation of Sagfood (Malaysia) Sdn Bhd*	—	152	—	—
As of December 31	553,111	1,632,210	3,918,926	876,639

Deferred tax liabilities
Accelerated tax depreciation
As of January 1	374,846	767,259	823,938	184,310
Tax expenses	392,413	257,999	83,467	18,671
Deconsolidation of Sagfood (Malaysia) Sdn Bhd*	—	(201,320)	—	—
As of December 31	767,259	823,938	907,405	202,981

Income tax expenses
– Current year	452,832	1,108,790	2,289,416	512,128
– Origination of temporary differences	392,413	257,999	83,467	18,671
Total income tax expenses	845,245	1,366,789	2,372,883	530,799

*	Deconsolidation of Sagfood (Malaysia) Sdn Bhd, as a result of disposal of entire equity interest on June 30, 2023.

A reconciliation between tax expense and the product of accounting profit multiplied by applicable corporate tax rate for the financial years ended December 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024	2024
	RM	RM	RM	Convenience Translation USD
Tax reconciliation
Profit before tax	3,208,829	6,023,090	9,538,393	2,133,678
Tax calculated at tax rate of 24% (2022 and 2023 : 24%)	770,119	1,445,542	2,289,214	512,083
Effects of:
– Lower domestic tax rate applicable to respective profits**	(38,842)	(45,000)	(38,371)	(8,583)
– Different tax rates in jurisdiction*	—	2,618	204,530	45,752
– Non-allowable expenditure	348,343	112,446	58,838	13,161
– Income not subject to tax	—	(13,877)	(61,405)	(13,736)
– Utilization of previously unrecognized capital allowance	(234,375)	(134,940)	(79,923)	(17,878)
Tax expenses	845,245	1,366,789	2,372,883	530,799

*	The Company’s is formed in British Virgin Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax is imposed.

**	The Company’s subsidiaries formed in Malaysia and is subject to the corporate tax on taxable income derived from its activities conducted in Malaysia. Malaysia companies with a paid-up capital of not more than RM 2.5 million and a gross business income of not more than RM 50 million are taxed at different rates based on their taxable profit. The first RM 150,000 is taxed at 15%, the next RM 450,000 (up to RM 600,000) at 17%, and any amount exceeding RM 600,000 is taxed at 24%. Companies that do not fall into this category are taxed at a standard rate of 24%.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	RESERVES

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Bargain purchase accounted as merger reserve in equity from acquisition of CL Technologies (International) Sdn Bhd	2,263,143	2,263,143	506,251
Bargain purchase accounted as merger reserve in equity from acquisition of Sagtec Group Sdn Bhd	1,017,245	1,017,245	227,551
	3,280,388	3,280,388	733,802

On January 1, 2024, the Company completed the acquisition of Sagtec Group Sdn Bhd and CL Technologies (International) Sdn. Bhd. Both commonly controlled by same group of individuals.

Merger reserve accounts for any differences between the book values of the transferred assets and liabilities and the consideration paid in a business acquisition under common control.

18	DEFERRED REVENUE & REVENUES

	2022	2023	2024	2024
	RM	RM	RM	Convenience Translation USD
Revenue from services	6,339,291	11,586,954	30,656,389	6,857,639
Revenue from tangible products	1,619,180	11,522,334	21,342,990	4,774,291
Revenue from rental	130,299	654	—	—
Revenue from others	857,187	1,182,239	—	—
Revenue from non-related parties	8,945,957	24,292,181	51,999,379	11,631,930

Revenue from related parties – services	1,757,261	2,241,230	—	—
Revenue from related parties – tangible products	2,096,025	2,747,238	—	—
Revenue from related parties – others	200,783	—	—	—
Revenue from related parties	4,054,069	4,988,468	—	—

Total revenue	13,000,026	29,280,649	51,999,379	11,631,930

Revenue from services
Performance obligation satisfied over time
Subscription services	1,328,798	3,605,525	12,030,103	2,691,057
Software consultation and development services	2,483,001	2,865,215	5,678,947	1,270,344
Social media management services	1,557,620	2,782,963	4,817,229	1,077,584
Data management & analysis services	2,727,133	4,574,481	8,130,110	1,818,654
	8,096,552	13,828,184	30,656,389	6,857,639

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	DEFERRED REVENUE & REVENUES (cont.)

	2022	2023	2024	2024
	RM	RM	RM	Convenience Translation USD
Revenue from tangible products Performance obligation satisfied at point in time
Cloud printer	450	—	—	—
Food ordering kiosk with screen	2,096,025	7,405,006	9,999,245	2,236,767
Power bank charging station	1,618,730	6,864,566	11,343,745	2,537,524
	3,715,205	14,269,572	21,342,990	4,774,291

Revenue from rental
Performance obligation satisfied at point in time
Rental of power bank machine	130,299	654	—	—

Revenue from others
Performance obligation satisfied at point in time
Food catering, restaurant and sale of foods	1,057,970	1,182,239	—	—
Total revenue	13,000,026	29,280,649	51,999,379	11,631,930

Transaction price allocated to remaining performance obligation

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligation as at December 31, 2023 and 2024 may be recognized as revenue in the next reporting periods as follows:

	2024	2025	2025
	RM	RM	Convenience Translation USD
Unsatisfied and partially unsatisfied performance obligation as at
December 31, 2024	2,691,244	—	—

Unsatisfied performance obligation solely consists of deferred revenue, money received for goods or services not yet delivered or performed.

19	COST OF SALES

	2022	2023	2024	2024
	RM	RM	RM	Convenience Translation USD
Purchases	2,550,229	11,505,970	12,321,935	2,756,338
Commissions	518,594	590,587	1,704,750	381,342
Marketing	823,491	1,679,862	2,116,150	473,369
Depreciation of plant and equipment	717,535	1,292,349	1,624,383	363,364
Software development	—	574,501	412,000	92,162
Server maintenance	934,334	1,463,433	19,053,935	4,262,244
Employee benefit expenses	2,415,042	4,006,075	2,608,275	583,455
Total	7,959,225	21,112,777	39,841,428	8,912,274

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	COST OF SALES (cont.)

Cost of sales from services consists of purchases and maintenance of power server, purchases of API software, dealer commissions, marketing and advertisement expenses spent on behalf of customers, server maintenance, source code, software development and depreciation.

Cost of sales from tangible products consist of purchases of thermal paper roll, food ordering kiosk and power bank charging machine.

Cost of sales from rental consists of depreciation.

Cost of sales from others consists of purchase of kitchen supplies, material and packaging cost and venue cost, depreciation and packaging machine.

Total depreciation under cost of sale amount RM 1,292,349 and RM 1,624,383 for year ended December 31, 2023 and 2024, respectively.

20	EXPENSES BY NATURE

	2022	2023	2024	2024
	RM	RM	RM	Convenience Translation USD
Employee benefit expenses
– Director fee	521,099	536,770	678,306	151,733
– Staff costs	2,303,959	4,086,584	2,704,655	605,014
– Employer Contribution to Defined Contribution Plan	257,744	465,845	277,719	62,124
– Employer Contribution to Insurance Scheme	10,689	24,522	16,434	3,677
Depreciation of plant and equipment	1,260,586	1,639,079	1,687,992	377,593
Amortization of ROU	164,345	102,379	55,256	12,360
Provision for expected credit loss	48,523	90,205	—	—
Provision for warranty	92,680	459,420	202,929	45,394

21	FAIR VALUE OF ASSETS & LIABILITIES

Asset and liabilities not measured at fair value

Cash and short term deposits, other receivables and payables carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables carrying amounts (including trade balances due from/to related parties) approximate their fair values as they are subject to normal trade credit terms.

Bank borrowings carrying amounts approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company activities expose it to various risks, including market risk (comprising currency risk and interest rate risk), credit risk, and liquidity risk. The Company overall risk management strategy aims to minimize any adverse effects from the unpredictability of financial markets on its financial performance.

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Cash	823,524	474,716	106,191
Trade receivables	1,990,414	8,409,351	1,881,118
Other receivables	4,513,832	2,103,818	470,611
Fixed deposits	1,136,256	1,179,430	263,831

Financial liabilities at amortized cost
Trade payables	423,787	—	—
Other payables	692,841	422,973	94,616
Bank borrowings	3,973,999	3,367,302	753,243
Lease liabilities	209,571	162,577	36,368
Amount due to shareholders	886	—	—
Amount due to director	137,181	—	—

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 14 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM 16,707 for the year ended December 31, 2024, and RM 10,430 for the year ended December 31, 2023.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Bank borrowings Repayment within:
Less than 1 year	773,744	976,072	218,341
Between 1 and 2 years	773,744	963,436	215,515
Between 2 and 5 years	1,823,933	1,693,768	378,885
Over 5 years	38,102	288,536	64,544

Bank overdraft
Repayment within less than 1 year	1,064,530	104,587	23,395

Lease liabilities
Repayment within:
Less than 1 year	57,084	60,204	13,467
Between 1 and 2 years	60,204	61,884	13,843
Between 2 and 5 years	98,532	45,732	10,230
Over 5 years	20,426	11,342	2,537

Trade payables
Repayment within less than 1 year	423,787	—	—

Other payables
Repayment within less than 1 year	692,841	422,973	94,616

Amount due to director
Repayment within less than 1 year	137,181	—	—

Amount due to shareholder
Repayment within less than 1 year	886	—	—

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Trade receivables
Collection within less than 1 year	1,990,414	8,409,351	1,881,118

Other receivables
Collection within less than 1 year	4,513,832	2,103,818	470,611

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Lifetime expected credit loss
As at January 1	90,205	—	—
Decrease in expected credit loss	(90,205)	—	—
As at December 31	—	—	—

For the year ended December 31, 2023, the company made a deliberate decision to abstain from setting aside any provision for doubtful debt, given the fact that by March 21, 2024, the company had successfully received complete settlement of all outstanding amounts owed by trade receivables.

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus amount due to shareholder and director, trade and other payables less Cash and short term deposits. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	Convenience Translation USD
Net debt	3,478,485	2,298,706	514,205
Total equity	10,218,691	17,384,201	3,888,736
Total capital	13,697,176	19,682,907	4,402,941

Gearing ratio	25.40%	11.68%	11.68%

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	CONCENTRATIONS OF RISK

Customer Concentration

For the year ended December 31, 2023, the Company generated total revenue of RM 29,280,649, of which three customers accounted for more than 47% of the Company’s total revenue.

For the year ended December 31, 2024, the Company generated total revenue of RM 51,999,379, of which three customers accounted for more than 61% of the Company’s total revenue.

	For years ended December 31
	2024	2023	2024	2023	2024	2023
	Revenues		Percentage of revenues		Trade receivables
	RM	RM	%	%	RM	RM
KLC Ventures Sdn Bhd	6,701,850	4,918,183	12.89	16.80	504,341	—
SM Prominent Sdn Bhd	12,614,057	4,976,616	24.26	17.00	840,220	—
Rams Solutions Sdn bhd	12,585,409	4,000,000	24.20	13.66	2,500,000	—
Total	31,901,316	13,894,799	61.35	47.46	3,844,561	—

Vendor Concentration

For the year ended December 31, 2023, the Company incurred cost of sale of RM 21,112,777, of which one vendor accounted for more than 49% of the Company’s total cost of sale.

For the year ended December 31, 2024, the Company incurred cost of sale of RM 39,841,428, of which two vendors accounted for more than 60% of the Company’s total cost of sale.

	For years ended December 31
	2024	2023	2024	2023	2024	2023
	Cost of sale		Percentage of cost of sales		Accounts payable, trade
	RM	RM	%	%	RM	RM
Vendor A	10,554,444	4,420,296	34.39	20.94	—	—
Vendor B	13,699,556	5,933,665	26.49	28.10	—	—
Total	24,254,000	10,353,961	60.88	49.04	—	—

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	OPERATING SEGMENTS

Directors determine the basis of operating segments by analyzing the Group’s various revenue streams. They consider the nature of these revenues, the markets served, and the internal reporting structure. By segmenting the Group into distinct operating units, each with unique financial metrics and strategic goals, directors gain clearer insights into performance. This segmentation informs business decisions and resource allocation, allowing directors to target investments, manage costs, and optimize operations effectively for each segment.

The Group’s operations are located in Malaysia. All of the Group’s revenue from external customers based on the location of the Group’s operations is from Malaysia. The geographical locations of the Group’s non-current assets are mostly situated in Malaysia based on physical location of assets.

	For the year ended December 31, 2022
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	1,328,798	2,483,001	4,284,753	3,715,205	1,188,269	13,000,026
Cost of Sales	(470,167)	(1,199,509)	(2,979,152)	(2,498,021)	(812,376)	(7,959,225)
Gross Profit	858,631	1,283,492	1,305,601	1,217,184	375,893	5,040,801
Selling & Administrative Expenses	(361,585)	(361,585)	(361,585)	(361,585)	(361,584)	(1,807,924)
Income from operations	497,046	921,907	944,016	855,599	14,309	3,232,877

Segment depreciation	756,352	126,059	252,117	63,029	63,029	1,260,586
Segment amortization	98,607	16,435	32,869	8,217	8,217	164,345

Segment Assets	7,706,698	1,284,450	2,568,900	642,225	642,225	12,844,498
Segment Liabilities	2,971,653	495,275	990,551	247,638	247,638	4,952,755

	For the year ended December 31, 2023
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	3,605,525	2,865,215	7,357,444	14,269,572	1,182,893	29,280,649
Cost of Sales	(992,815)	(2,189,450)	(7,892,692)	(9,472,173)	(565,647)	(21,112,777)
Gross Profit	2,612,710	675,765	(535,248)	4,797,399	617,246	8,167,872
Selling & Administrative Expenses	(545,638)	(545,638)	(545,638)	(545,638)	(545,638)	(2,728,190)
Disposal Gain	—	—	—	—	662,701	662,701
Income from operations	2,067,072	130,127	(1,080,886)	4,251,761	734,309	6,102,383

Segment depreciation	983,447	163,908	327,816	81,954	81,954	1,639,079
Segment amortization	61,427	10,238	20,476	5,119	5,119	102,379

Segment Assets	12,779,177	2,129,863	4,259,726	1,064,931	1,064,931	21,298,628
Segment Liabilities	6,647,962	1,107,994	2,215,987	553,997	553,997	11,079,937

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	OPERATING SEGMENTS (cont.)

	For the year ended December 31, 2024
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	12,030,103	5,678,947	12,947,339	21,342,990	—	51,999,379
Cost of Sales	(9,268,483)	(5,589,343)	(11,710,862)	(12,943,296)	(329,444)	(39,841,428)
Gross Profit	2,761,620	89,604	1,236,477	8,399,694	(329,444)	12,157,951
Selling & Administrative Expenses	(667,282)	(667,282)	(667,281)	(667,281)	—	(2,669,126)
Income from operations	2,094,338	(577,678)	569,196	7,732,413	(329,444)	9,488,825

Segment depreciation	1,012,795	168,799	337,598	84,400	84,400	1,687,992
Segment amortization	33,154	5,525	11,051	2,763	2,763	55,256

Segment Assets	16,412,701	2,735,450	5,470,900	1,367,725	1,367,725	27,354,501
Segment Liabilities	5,982,180	997,030	1,994,060	498,515	498,515	9,970,300

25	SUBSEQUENT EVENT

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Based on this evaluation, there are no subsequent events that require disclosure or adjustment to the financial statements as of the reporting date.

26	CONTINGENCIES AND COMMITMENTS

As of December 31, 2024, the Company has no material contingent liabilities or financial commitments requiring disclosure under IAS 37 or IFRS 7.