Form 20-F
period 2025-12-31
SAGTEC GLOBAL Ltd
filed 2026-04-29
CIK 2029138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Ng Chen Lok
+603-3310 0089
Lot 6-2, Level 9, Equatorial Plaza,
Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, no par value per share	SAGT	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,650,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “we,” “us,” “our,” “Sagtec Global,” “our Company,” and the “Company” are to Sagtec Global Limited, a British Virgin Islands business company, and when describing Sagtec’s consolidated financial information for the fiscal years December 31, 2025, 2024 and 2023, also include Sagtec’s subsidiaries.

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

“Class A Ordinary Shares” means the Class A Ordinary Shares of no par value of the Company.

“Class B Ordinary Shares” means the Class B Ordinary Shares of no par value of the Company.

“Company,” “our Company,” “Sagtec Global,” or “Sagtec (BVI)” means SAGTEC GLOBAL LIMITED (BVI Company No. 2135152), an exempted company incorporated in the British Virgin Islands with limited liability on October 31, 2023, and a holding company for Sagtec Group and CL Technologies.

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

“Operating Subsidiaries” means CL Technologies and Sagtec Group.

“RM” or “MYR” or “Malaysian Ringgit” means Malaysian Ringgit(s), the lawful currency of Malaysia.

“Sagtec Group” means Sagtec Group Sdn Bhd, a company incorporated in Malaysia on June 11, 2018, and a majority-owned subsidiary of our Company. On May 27, 2019, Sagtec changed its name from Signage Alliance Group Sdn Bhd to Sagtec Group Sdn Bhd.

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

	For the Years Ended December 31,
	2025	2024	2023
Year-end spot rate	4.0585	4.4704	4.5892
Average rate	4.2829	4.5748	4.5679

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Item 3. Key Information

Overview

Our Corporate Structure and Operations in Malaysia

We are incorporated in the British Virgin Islands pursuant to the BVI Business Companies Act (Revised Edition) 2020 of the British Virgin Islands. As a holding company with no operations, we conduct all of our operations through our majority owned subsidiaries in Malaysia. Investors in our Class A Ordinary Shares should be aware that they will not directly hold equity interests in our Malaysia subsidiaries, but rather only in Sagtec, the holding company.

We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Shares. An equal share of any distribution is paid by the Company in accordance with the Act and the Company's Memorandum and Articles of Association in respect of the Class A Ordinary Shares and Class B Ordinary Shares. Our board of directors has discretion regarding whether to declare or pay dividends. All dividends are subject to certain restrictions under BVI law and the Company’s Memorandum and Articles of Association, namely that: (a) all dividends must be authorized by board resolutions, by which our board of directors may authorise a distribution at any time and in any amount they think fit and set a record date (which may be before or after the date on which the board resolutions are passed) for determining the shareholders to be paid; (b) our board of directors may only authorize payment of a dividend if they are satisfied (on reasonable grounds) that the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due (the “Solvency Test”) immediately paying the dividend; and (c) if, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized. A distribution made to a shareholder at a time when the Company did not, immediately after the distribution, satisfy the Solvency Test may be recovered by the Company from the member unless (a) the member received the distribution in good faith and without knowledge of the Company’s failure to satisfy the Solvency Test; (b) the member has altered his or her position in reliance on the validity of the distribution; and (c) it would be unfair to require repayment in full or at all.

See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to our Class A Ordinary Shares - “As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.,” “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law,” and “Certain judgments obtained against us or our auditor by our shareholders may not be enforceable” and “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.”

Implications of Our Being a “Controlled Company”

We are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules as Mr. Ng Chen Lok, our Chairman of the Board, Executive Director and Chief Executive Officer, holds 36.63% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares and is able to exercise 80.72% of the total voting power of our issued and outstanding shares.  For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. While we presently plan to comply voluntarily with the corporate governance listing standards of the Nasdaq, we may choose to rely on the exemptions in the future.

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

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of any of the available exemptions. We have included two years of selected financial data in this annual report in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

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

Malaysia

Chia, Ooi, Sun & Co., our counsel as to Malaysian law, has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States must be enforced by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice, and (vi) the judgment must be final and conclusive.

Corporate Structure

The following diagram illustrates the corporate structure of Sagtec Global and its subsidiaries as of the date of this annual report

Our Subsidiaries and Business Functions

A description of our principal operating subsidiaries is set forth below.

On June 11, 2018, Sagtec Group was incorporated in Malaysia as a private company limited by shares. On May 27, 2019, Sagtec Group changed its name from Signage Alliance Group Sdn Bhd to Sagtec Group Sdn Bhd It commenced business on June 11, 2018 and is engaged in the provision of customizable software solutions. The solutions Sagtec Group provides include subscription services, software consultation and development services, social media management, data management and analysis services and sales of food ordering kiosks with screens. As part of a group reorganization on January 1, 2024, Sagtec Group became a subsidiary of our Company, with our ownership at 98.04%.

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

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in Malaysia,” “-Risks Related to Doing Business in Malaysia,” and “-Risks Related to Our Class A Ordinary Shares.”

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Doing Business in Malaysia:

●	Our operations are subject to various laws and regulations in Malaysia. (Page 7)

●	We are subject to foreign exchange control policies in Malaysia. (Page 7)

Risks Related to Our Business and Industry:

●	We may not be able to successfully implement our business strategies and future plans. (Page 7)

●	We derive a substantial portion of our revenue through a limited number of regional dealers, and our business growth depends in part on their ability to acquire new subscribers. (Page 8)

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in. (Page 9)

●	We are dependent on the need to continually maintain a wide range of software technological solutions which are relevant to our customers’ needs. (Page 9)

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements. (Page 9)

●	Our reputation and profitability may be adversely affected if there are major malfunctions in our software solutions sold to our customers. (Page 10)

●	Increased competition in the sale of software solutions in Malaysia and the region may affect our ability to maintain our market share and growth. (Page 10)

●	Our business is subject to supply chain interruptions. (Page 11)

●	We may be affected by an outbreak of other infectious diseases. (Page 11)

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates. (Page 12)

●	We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our software solutions in Malaysia. (Page 12)

●	We are subject to environmental, health and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations. (Page 12)

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions. (Page 12)

●	We may be harmed by negative publicity. (Page 12)

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events. (Page 12)

●	The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations. (Page 13)

Risks Related to our Class A Ordinary Shares

●	We may not maintain the listing of our Class A Ordinary Shares on Nasdaq Capital Market which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions. (Page 13)

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors. (Page 13)

●	Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. (Page 14)

●	If securities or industry analysts do not publish research or reports about our business causing us to lose visibility in the financial markets or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline. (Page 14)

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment. (Page 15)

●	Short selling may drive down the market price of our Class A Ordinary Shares. (Page 15)

●	You must rely on the judgment of our management as to the uses of the net proceeds from our continued offering, and such uses may not produce income or increase our share price. (Page 15)

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences. (Page 15)

●	Our controlling shareholder, Mr. Ng Chen Lok, has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions. (Page 8)

●	As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. (Page 16)

●	As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. (Page 16)

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law. (Page 16)

●	Certain judgments obtained against us or our auditor by our shareholders may not be enforceable. (Page 17)

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies. (Page 17)

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. (Page 18)

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us. (Page 19)

●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on Nasdaq Capital Market. (Page 18)

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

As of the date of this annual report, Mr. Ng Chen Lok holds 36.63% of our issued and outstanding Class A Ordinary Shares and 100% of our Class B Ordinary Shares, and is able to exercise 80.72% of the total voting power of our issued and outstanding ordinary shares.

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

We derive a substantial portion of our revenue through a limited number of regional dealers, and our business growth depends in part on their ability to acquire new subscribers.

We distribute our products and services through a network of authorized regional dealers and resellers who are granted exclusive dealership rights within their respective territories, subject to achieving certain performance targets. For the years ended December 31, 2023, 2024 and 2025, our top five dealers accounted for 63.63%, 71.63% and 71.12% of our total revenue, respectively.

While our revenue is recorded through these dealers, our business model is based on recurring licensing fees paid by subscribers who hold licenses directly with Sagtec. As a result, even if a dealer ceases to collaborate with us, existing subscribers within that dealer’s territory are expected to continue their subscriptions and pay licensing fees directly to us. This structure provides a degree of revenue stability and predictability based on our existing subscriber base.

Nevertheless, our reliance on a limited number of dealers to expand our subscriber base exposes us to certain risks. Specifically, any one of the following events, among others, may cause our subscriber growth to slow or our revenue to decline, and have an adverse effect on our business, results of operations, financial condition and prospects:

●	a decline in the ability or effort of one or more of our major dealers to acquire new subscribers;

●	the decision by one or more of our major dealers to promote competing products or services;

●	disputes with dealers regarding pricing, exclusivity terms, or performance targets; or

●	regulatory developments that may negatively affect the business of one or more of our major dealers or our industry in general.

If we are unable to maintain productive relationships with our dealers or to appoint effective replacements in a timely manner, our ability to grow our subscriber base and expand our business may be adversely affected.

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

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial years ended December 31, 2023, 2024, and 2025, there have not been any material impact for the financial years ended December 31, 2023, 2024 and 2025 because our business mainly relies on software development developed internally. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability. Please refer to the risk factors “Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19” set out below in this annual report, for details on how these recent events have caused interruptions to our supply chain and impacted our operations. If we fail to manage these risks effectively, we could experience a material adverse impact on our reputation, revenue, and profitability.

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

As we offer software solutions to our customers within Malaysia, we will need to maintain such approvals and certifications in order to carry out such services. In addition, we are guided by a set of regulations imposed on us as described in the “Regulatory Environment” section on page 36 below. We are subject to monetary fines other penalties if there is an infringement of any of the applicable safety regulations. Our business operations are regulated by various governmental bodies and authorities in Malaysia disclosed in the “Regulatory Environment” section of this annual report on page 36. Any such new regulations or any imposition of new licensing requirements that may be applicable to our business operations and/or the products that we supply may have an adverse impact on our operations and financial performance.

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

In recent years, there have been heightened trade and political tensions in international relations. These tensions have affected diplomatic and economic ties between countries and created uncertainties in the global economy. Heightened geopolitical tensions could reduce levels of trade, investment, technological exchange, and other economic activities between major economies. Any deterioration in international relations may negatively impact global economic, political, and social conditions, which in turn could adversely affect our business, financial condition, and results of operations.

Governments around the world have implemented, and may continue to implement, policies that restrict international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment review and approval requirements. These measures may materially and adversely affect international trade, global financial markets, and overall economic stability. In addition, changes in trade policies, retaliatory measures by affected countries, or escalation of trade restrictions may further disrupt global supply chains and increase market volatility.

Although cross-border business is not currently a primary focus of our operations, if we seek to expand internationally in the future, any unfavorable government policies or increased geopolitical tensions could affect demand for our products and services, impact our competitive position, increase compliance costs, or limit our ability to operate in certain markets.

Risks Related to Our Securities and Our Continued Offering

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market concurrently with our continued offering. In order to continue listing our Class A Ordinary Shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Class A Ordinary Shares and we are unable to list our Class A Ordinary Shares on another national securities exchange, we expect our Class A Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a)	a limited availability of market quotations for our Class A Ordinary Shares;

(b)	reduced liquidity for our Class A Ordinary Shares;

(c)	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or pre-empts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Malaysia that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

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

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after our continued offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands and Malaysia law. Even if our Board decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board. This will also be subject to the Companies Act and our Memorandum and Articles of Association, which provides for an equal share in any distributions paid by the Company in accordance with the Companies Act and our Memorandum and Articles of Association for the Class A Ordinary Shares and Class B Ordinary Shares. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after our continued offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Class A Ordinary Shares.

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

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - Passive Foreign Investment Company Considerations.”

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Ng Chen Lok, our Chairman of the Board, Executive Director and Chief Executive Officer, holds 36.63% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares and is able to exercise 80.72% of the total voting power of our issued and outstanding shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

We have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Capital Market Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). See “Item 16G. Corporate Governance” for more information. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

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

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholder than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain British Virgin Islands Company Considerations - Differences in Corporate Law.”

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2026.

In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements. In addition, although, as a foreign private issuer, our directors and executive officers have recently become subject to the reporting requirements of Section 16(a) of the Exchange Act, they remain exempt from the short-swing profit recovery provisions of Section 16(b). If we lose our foreign private issuer status, our directors, executive officers and 10% shareholders would become fully subject to both the reporting and liability provisions of Section 16 of the Exchange Act, including the short-swing profit recovery provisions under Section 16(b). In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the Nasdaq Capital Market.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure

Our company was incorporated in the British Virgin Islands on October 31, 2023, under the Companies Act as a business company with limited liability. The company is authorized to issue an unlimited number of Class A Ordinary Shares and Class B Ordinary Shares with no par value.

The chart below sets forth our corporate structure as of the date of this annual report:

Entities

A description of our principal operating subsidiaries is set forth below.

On June 11, 2018, Sagtec Group was incorporated in Malaysia as a private company limited by shares. On May 27, 2019, Sagtec Group changed its name from Signage Alliance Group Sdn Bhd to Sagtec Group Sdn Bhd It commenced business on June 11, 2018 and is engaged in the provision of customizable software solutions. The solutions Sagtec Group provides include subscription services, software consultation and development services, social media management, data management and analysis services and sales of food ordering kiosks with screens. As part of a group reorganization on January 1, 2024, Sagtec Group became a subsidiary of our Company, with our ownership at 98.04%.

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

Corporate Information

Sagtec Global Limited was incorporated in the British Virgin Islands as a British Virgin Islands business company on October 31, 2023, with BVI company number 2135152. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our principal executive office is at Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. Our telephone number at this location is +603-3310 0089. Our principal website address is https://www.sagtec-global.com/. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

Following the successful completion of the Company’s Initial Public Offering (“IPO”) in March 2025, the Company entered a pivotal phase of expansion, characterized by enhanced brand visibility, strengthened market credibility, and increased customer engagement. The IPO has significantly elevated the Company’s profile both domestically and internationally, enabling it to deepen relationships with existing clients, attract new customers from Dubai, Indonesia, and Singapore, and expand its dealer network. This heightened market confidence has translated into broad-based growth across all major business segments.

Incorporated in Malaysia in 2018, the Company specializes in delivering customizable software solutions that integrate seamlessly with operational workflows, particularly within the food and beverage (“F&B”) sector. Its flagship product, Speed+, serves as an intelligent platform for digital ordering and transaction management. Installed on Point of Sale (“POS”) terminals sourced from reputable third-party suppliers, Speed+ enables efficient order processing and payment handling through a unified system. The Company also develops bespoke software solutions for table ordering, QR ordering, and self-service kiosk systems. For the years ended December 31, 2025, 2024 and 2023, revenue from Speed+ smart ordering and QR subscription services contributed 30.18%, 23.14% and 12.31% of total revenue, respectively, while software development services contributed 11.09%, 10.92% and 9.79%.

While the Company’s core clientele remains within Malaysia’s F&B industry, the adaptability of its solutions allows it to serve a broader range of sectors, including geotechnology, beauty, and property consulting. The integration of AI-driven F&B data analytics further enhances clients’ business intelligence and decision-making capabilities. This flexibility and industry-specific customization have positioned the Company as a trusted technology partner beyond the F&B sector.

Complementing its software offerings, the Company also markets self-service food ordering kiosks designed to enhance customer experience and operational efficiency. These kiosks enable users to browse menus, customize orders, and complete payments seamlessly, while reducing labor dependency and improving service speed. For the years ended December 31, 2025, 2024 and 2023, kiosk sales accounted for 21.27%, 19.23% and 25.29% of total revenue, respectively, reflecting increasing adoption of automation within the F&B industry. In addition, the Company provides robotic arm solutions to further enhance operational efficiency and customer experience.

Beyond the F&B sector, the Company continues to support a diverse client base through its software consultation and development services, which remain central to its innovation strategy. Its in-house programming team, with a combined 14 years of technical expertise, develops scalable and comprehensive digital solutions. For more complex projects, the Company collaborates with specialized outsourcing partners to ensure optimal delivery. This hybrid approach enables the Company to effectively meet evolving client requirements.

Recognizing the growing importance of digital presence, the Company’s social media management services have emerged as a key growth driver. The Company manages the online presence of Key Opinion Leaders (“KOLs”) and influencers, leveraging data analytics and performance-driven content strategies to optimize engagement. To enhance campaign effectiveness, an AI-driven analytics module has been implemented to enable more precise audience profiling, trend forecasting, and database optimization. This allows for deeper insights into user behavior and more targeted content delivery. For the years ended December 31, 2025, 2024 and 2023, this segment contributed 8.19%, 9.26% and 9.50% of total revenue, respectively.

In addition, through its majority-owned subsidiary, CL Technologies, the Company deploys and operates power bank charging stations across more than 300 locations in Malaysia. This segment addresses the growing demand for portable charging solutions in high-traffic public areas such as shopping malls and parks. Revenue contribution from this segment was 13.46%, 21.82% and 23.44% for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company also provides data management solutions that enable clients to organize, process, and analyze raw data into actionable business insights. These services enhance data accessibility and analytical capabilities, forming an integral part of the Company’s ecosystem. For the years ended December 31, 2025, 2024 and 2023, data management services contributed 14.50%, 15.63% and 15.62% of total revenue, respectively.

The Company’s financial performance reflects its strengthened post-IPO market position and consistent execution strategy. For the year ended December 31, 2023, our revenue was RM29,280,649 or $7,214,648 and our net profit was RM4,656,301 or $1,147,296. For the years ended December 31, 2024, we recorded total revenue of RM51,999,379 or $12,812,462 and a net profit of RM7,165,510 or $1,765,557. In comparison, for the year ended December 31, 2025, revenue surged to RM77,510,474 or $19,098,306 while net profit climbed to RM7,294,213 or $1,797,268 representing a 49% increase in revenue and 2% growth in net profit.

For the year ended December 31, 2023, our cost of sales was RM21,112,777 or $5,202,113. The cost of sales rose in tandem with higher business activity, from RM39,841,428 or $9,816,786 in the year ended December 31, 2024 to RM59,885,461 or $14,755,566 in the year ended December 31, 2025, driven by scaling of operations and expansion into new market segments.

Recent Developments

On March 10, 2025, the Company completed its initial public offering on the Nasdaq Capital Market. In this offering, 1,750,000 Class A Ordinary Shares (formerly ordinary shares of no par value) were issued at a price of $4.00 per share. The gross proceeds received from the initial public offering totaled $7 million. After deducting underwriting discounts and the offering expenses the Company received net proceeds of $5,990,381.96 million. The offering closed on March 10, 2025 and the Class A Ordinary Shares (formerly ordinary shares of no par value) began trading on March 7, 2025 on the Nasdaq Capital Market under the ticker symbol “SAGT.”

On May 5, 2025, the Company entered into a Master Dealer Agreement with SMD TECH - FZCO (“SMD TECH”), appointing SMD TECH as the exclusive master dealer for the Company’s Speed+ Cloud Base Smart Ordering System in Dubai. Under the Master Dealer Agreement, SMD TECH has committed to a minimum annual purchase of 10,000 licenses of Speed+ software, maintain an adequate business venue and storage facility, employ competent sales staff to solicit orders and provide excellent customer service, provide training for safe product operation, and act as an intermediary between end users and the Company for inquiries or concerns. The Master Dealer Agreement will remain in effect till December 31, 2025, and will automatically renew for an additional one-year term unless either party notifies the other party in writing at least fifteen (15) calendar days of prior.

On May 16, 2025, Mr. Lai Fuu Sing tendered his resignation as an independent director, Chair of the Audit Committee, and member of the Compensation and Nomination Committee of the Company, effective May 16, 2025. Mr. Lai Fuu Sing’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures. On May 16, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Chen Xiang Foong was appointed as an independent director and the Chair of the Audit Committee of the Company, effective May 16, 2025.

On May 16, 2025, Ms. Pang Seng Wee tendered her resignation as an independent director, Chair of the Compensation Committee, and member of the Audit and Nomination Committee of the Company, effective May 16, 2025. Ms. Pang Seng Wee’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures. On May 16, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Elain binti Lockman was appointed as the director and the Chair of the Compensation Committee of the Company, effective May 16, 2025.

On August 15, 2025, the Company announced via press release that it has entered into an IT Consultancy Agreement on August 13, 2025, with Malaya Heritage Holding Limited, where the Company will provide consultancy and development of a customized F&B Outlet Management System, Service Robotic Technology for F&B operations, and Central Kitchen Automation Robotic Systems for Malaya Heritage Holding Limited.

On September 30, 2025 the Company held its 2025 extraordinary general meeting of the shareholders, wherein a dual-class share structure and the creation of two new classes of shares was approved. Class A Ordinary Shares carry one (1) vote per share, while Class B Ordinary Shares carry twenty (20) votes per share and rank parri passu as to distributions (including on a liquidation). Additionally, it was also approved that 2,000,000 Ordinary Shares held by Ng Chen Lok were redesignated as Class B Ordinary Shares, and his remaining ordinary shares were redesignated as Class A Ordinary Shares.

On August 21, 2025, the Company entered into a licensing and technology collaboration agreement (the “Licensing Agreement”) with Kinetic Seas Incorporated (“Kinetic Seas”) wherein the Company obtained rights to utilize Kinetic Seas’ Skilliks platform and AI technologies, and the parties agreed to jointly develop and commercialize AI and enterprise software solutions for Sagtec’s current and prospective client base.

On January 5, 2026, the Company entered into a software development agreement with Grandpride Luxury Travel Sdn. Bhd., pursuant to which the Company will design, develop and deliver a software system known as the Smart AI E-Hailing & Car Rental and Subscription System / Program for Grandpride Luxury Travel Sdn. Bhd.

On January 14, 2026, Mr. Robert M. Harrison tendered his resignation as an independent director, Chair of the Nomination Committee, and member of the Audit and Compensation Committee of the Company, effective January 14, 2026. Mr. Robert M. Harrison’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures. On May 16, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Ng Aik Soon was appointed as the director and the Chair of the Nomination Committee of the Company, effective January 14, 2026.

On January 20, 2026, the Company entered into a project funding agreement with a local property developer in Malaysia in connection with a residential township development comprising 84 townhouse units. Pursuant to the project funding agreement, the Company has committed project funding of approximately RM7.6 million (approximately US$1.93 million), subject to agreed drawdown conditions, to support a defined phase of the development. Repayment of the funding is structured through the transfer of specified completed residential units and/or cash settlement, calculated by reference to the realized or assessed sale value of comparable units within the project.

On January 28, 2026, the Company adopted a 2026 equity incentive plan (the “2026 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2026 Plan has a maximum number of 1,965,000 Class A Ordinary Shares of the Company available for issuance pursuant to all awards under the 2026 Plan.

Our Products and Services

For the year ended December 31, 2025, our top 3 categories of sales were subscription services, food ordering kiosk with screen and data management and analysis services, which accounted for RM23,393,531 (USD5,764,082), RM16,483,810 (USD4,061,553), and RM11,237,232 (USD2,768,814) respectively.

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

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. For the years ended December 31, 2025, 2024 and 2023, our top five customers accounted for 71.12%, 71.63% and 63.63% of our total revenue, respectively, with Rams Solutions Sdn Bhd, KLC Ventures Sdn Bhd. and SM Prominent Sdn Bhd comprising 12.16%, 19.23% and 25.96% for the year ended December 31, 2025, Rams Solutions Sdn Bhd, KLC Ventures Sdn Bhd. and SM Prominent Sdn Bhd comprising 24.20%, 12.89% and 24.26% for the year ended December 31, 2024, KLC Ventures Sdn Bhd, SM Prominent Sdn Bhd and RAMS Solutions Sdn Bhd comprising 16.80%, 17.00% and 13.66% for the year ended December 31, 2023.

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

I.	Data Management Agreement dated March 01, 2025 with Rams Solutions Sdn Bhd

Rams Solutions Sdn Bhd engaged CL Technologies for the processing and management of personal data in accordance with the requirements of General Data Protection Regulations. The Data Management Agreement is on an invoice basis and does not specify the term or duration of the Data Management Agreement. The material terms of the contract are as follows:

i.	Responsibilities: CL Technologies will provide the relevant data management and processing services in accordance with ongoing applicable Data Protection Laws in the processing of personal data and will take responsible measures to ensure that any employees, agents or contractors of CL Technologies who have access to personal data will comply in a similar manner as CL Technologies with any ongoing applicable Data Protection Laws.

ii.	Data Security and Subprocessing: CL Technologies will implement appropriate technical and organizational measures to ensure a level of security appropriate to mitigate security risks, while also establishing processes to remedy any data breach. CL Technologies will not disclose any personal data to any third party subprocessor unless authorized by Rams Solutions Sdn Bhd

iii.	Data Breach: In the event of a data breach, CL Technologies will inform Rams Solutions Sdn Bhd of the breach without any undue delay and will provide Rams Solutions Sdn Bhd with sufficient information for its reporting obligations.

iv.	Termination: Either party may terminate the Agreement with 7 days of written notice with cause, in the event the cause of the breach cannot be remedied. Either party may terminate the Agreement in the event of insolvency or bankruptcy. In the event of termination, CL Technologies shall delete all copies of personal data within 10 business days of cessation of services.

II.	Software Development Agreement dated May 2, 2025 with Rams Solutions Sdn Bhd

Rams Solutions Sdn Bhd engaged CL Technologies to develop office management software. The key terms of the contract are as follows:

i.	Scope of Work and Duration: The duration of the contract is effective from the date of signature till satisfactory project completion. Any additional work outside the original scope will require a formal change request with a detailed description of requested changes. CL Technologies is responsible for:

●	Design and development of the software according to milestones

●	Performing multiple testing for quality assurance

●	Providing implementation support and training sessions after delivery

●	Providing regular process updates and milestone reports

●	Providing 30 days of post-delivery maintenance and support

ii.	Intellectual Property: All rights, titles, and IP rights will be transferred to Rams Solutions Sdn Bhd upon full payment, with CL Technologies retaining the right to showcase the software for portfolio/marketing purposes. Rams Solutions Sdn Bhd will also receive a perpetual, non-exclusive license for internal use and the source code upon final payment, with the right to modify and enhance the software independently.

ii.	Warranty and Support: CL Technologies warrants that the software will operate in accordance with required specifications and will provide a 30-day bug fix period after final delivery where prompt fixes and updates will be made to any report bugs or issues, provided that the description of the bugs contain sufficient information.

iv.	Termination: Either party can terminate for convenience upon 7 days written notice, while immediate termination is allowed for material breaches including confidentiality breaches, payment failures and intellectual property violations. Upon termination, if Rams Solutions Sdn Bhd terminates, CL Technologies must refund unearned fees for work not performed, while if CL Technologies terminates, Rams Solutions Sdn Bhd must pay for all completed work and expenses. After termination, Rams Solutions Sdn Bhd is obliged to return all deliverables, documentation, and materials, and cannot retain copies of any materials.

III.	Powerbank Charging Station Invoice dated May 5, 2025 with Rams Solutions Sdn Bhd

For Powerbank Charging Station invoices, CL Technologies engages with each customer on an invoice basis to provide powerbank charging stations according to the customer’s specifications, with 30 days credit terms. There is no underlying contract between the Company and Rams Solutions Sdn Bhd, and all orders are done on an invoice basis with no specified term or duration.

IV.	Social Media Management Agreement dated January 1, 2025 with Rams Solutions Sdn Bhd

Rams Solutions Sdn Bhd engaged CL Technologies to provide social media management services. The Social Media Management Agreement is on an invoice basis and does not specify the term or duration of the Social Media Management Agreement. The material terms of the contract are as follows:

i.	Scope of Work: CL Technologies shall schedule and post content provided by Rams Solutions Sdn Bhd to Rams Solutions Sdn Bhd’s social media channels including those on Facebook, Instagram, LinkedIn, Tiktok, Twitter, Google and Youtube and Sagtec is responsible for:

●	Social media engagements such as replying to comments, voting polls and direct messages.

●	Social media monitoring of activities, mentions and conversations around Rams Solutions Sdn Bhd and Rams Solutions Sdn Bhd’s brand, products and services.

●	Promoting blogposts and analyzing social media reports and results from campaigns.

ii.	Copyright and Intellectual Property: All content created by CL Technologies including social media posts, blog posts, designs, videos and images shall be owned by Rams Solutions Sdn Bhd.

iii.	Termination: Either party may terminate the Agreement with 7 days of written notice in the event of a breach of terms of the agreement. Upon termination, CL Technologies agrees to finish all pending works, projects or assignments given to the Company by CL Technologies and permanently delete all information or programs related to Rams Solutions Sdn Bhd.

V.	Food Ordering Kiosk Invoice dated February 25, 2025 with Rams Solutions Sdn Bhd

For Food Ordering Kiosk invoices, Sagtec Group     engages with each customer on an invoice basis to provide food ordering kiosks according to the customer’s specifications with a warranty period of 12 months, with 30 days credit terms.

(b)	Data Management Service Agreement, Social Media Management Agreement, Food Ordering Kiosk Agreement, Speed+ Smart Mobile Pos Agreement, Speed + Mobile QR Ordering Agreement, Software Development Agreement and AI Service Robotic Machine Rental Agreement with KLC Ventures Sdn Bhd

I.	Data Management Agreement dated January 1, 2024 with KLC Ventures Sdn Bhd

KLC Ventures Sdn Bhd engaged Sagtec Group for the processing and management of personal data in accordance with the requirements of General Data Protection Regulations. The Data Management Agreement is on an invoice basis and does not specify the term or duration of the Data Management Agreement. The material terms of the contract are as follows:

i.	Responsibilities: Sagtec Group will provide the relevant data management and processing services in accordance with ongoing applicable Data Protection Laws in the processing of personal data and will take responsible measures to ensure that any employees, agents or contractors of Sagtec Group who have access to personal data will comply in a similar manner as Sagtec Group with any ongoing applicable Data Protection Laws.

ii.	Data Security and Subprocessing: Sagtec Group will implement appropriate technical and organizational measures to ensure a level of security appropriate to mitigate security risks, while also establishing processes to remedy any data breach. Sagtec Group will not disclose any personal data to any third party subprocessor unless authorized by KLC Ventures Sdn Bhd.

iii.	Data Breach: In the event of a data breach, Sagtec Group will inform KLC Ventures Sdn Bhd of the breach without any undue delay and will provide KLC Ventures Sdn Bhd with sufficient information for its reporting obligations.

iv.	Termination: Either party may terminate the Agreement with 7 days of written notice with cause, in the event the cause of the breach cannot be remedied. Either party may terminate the Agreement in the event of insolvency or bankruptcy. In the event of termination, Sagtec Group shall delete all copies of personal data within 10 business days of cessation of services.

II.	Social Media Management Agreement dated January 1, 2024 with KLC Ventures Sdn Bhd

KLC Ventures Sdn Bhd engaged Sagtec Group to provide social media management services. The Social Media Management Agreement is on an invoice basis and does not specify the term or duration of the Social Media Management Agreement. The material terms of the contract are as follows:

i.	Scope of Work: Sagtec Group shall schedule and post content provided by KLC Ventures Sdn Bhd to KLC Ventures Sdn Bhd’s social media channels including those on Facebook, Instagram, LinkedIn, Tiktok, Twitter, Google and Youtube and Sagtec is responsible for:

●	Social media engagements such as replying to comments, voting polls and direct messages.

●	Social media monitoring of activities, mentions and conversations around KLC Ventures Sdn Bhd and KLC Ventures Sdn Bhd’s brand, products and services.

●	Promoting blogposts and analyzing social media reports and results from campaigns.

ii.	Copyright and Intellectual Property: All content created by Sagtec Group including social media posts, blog posts, designs, videos and images shall be owned by KLC Ventures Sdn Bhd.

iii.	Termination: Either party may terminate the Agreement with 7 days of written notice in the event of a breach of terms of the agreement. Upon termination, Sagtec Group agrees to finish all pending works, projects or assignments given to the Company by Sagtec Group and permanently delete all information or programs related to KLC Ventures Sdn Bhd.

III.	Software Development Agreement dated August 2, 2025 with KLC Ventures Sdn Bhd

KLC Ventures Sdn Bhd engaged Sagtec Group to develop office management software. The key terms of the contract are as follows:

i.	Scope of Work and Duration: The duration of the contract is effective from the date of signature till satisfactory project completion. Any additional work outside the original scope will require a formal change request with a detailed description of requested changes. Sagtec Group is responsible for:

●	Design and development of the software according to milestones

●	Performing multiple testing for quality assurance

●	Providing implementation support and training sessions after delivery

●	Providing regular process updates and milestone reports

●	Providing 30 days of post-delivery maintenance and support

ii.	Intellectual Property: All rights, titles, and IP rights will be transferred to KLC Ventures Sdn Bhd upon full payment, with Sagtec Group retaining the right to showcase the software for portfolio/marketing purposes. KLC Ventures Sdn Bhd will also receive a perpetual, non-exclusive license for internal use and the source code upon final payment, with the right to modify and enhance the software independently.

iii.	Warranty and Support: Sagtec Group warrants that the software will operate in accordance with required specifications and will provide a 30-day bug fix period after final delivery where prompt fixes and updates will be made to any report bugs or issues, provided that the description of the bugs contain sufficient information.

iv.	Termination: Either party can terminate for convenience upon 7 days written notice, while immediate termination is allowed for material breaches including confidentiality breaches, payment failures and intellectual property violations. Upon termination, if KLC Ventures Sdn Bhd terminates, Sagtec Group must refund unearned fees for work not performed, while if Sagtec Group terminates, KLC Ventures Sdn Bhd must pay for all completed work and expenses. After termination, KLC Ventures Sdn Bhd is obliged to return all deliverables, documentation, and materials, and cannot retain copies of any materials.

IV.	Food Ordering Kiosk Invoice dated December 5, 2025 with KLC Ventures Sdn Bhd

For Food Ordering Kiosk invoices, Sagtec Group engages with each customer on an invoice basis to provide food ordering kiosks according to the customer’s specifications with a warranty period of 12 months, with 30 days credit terms.

V.	Speed + Mobile QR Ordering System Invoice dated December 1, 2025 with KLC Ventures Sdn Bhd

For Speed + Mobile QR Ordering System invoices, Sagtec Group engages with each customer on an invoice basis to provide Speed + Mobile QR Ordering Systems according to the customer’s specifications, with 30 days credit terms.

VI.	Speed + Smart Mobile Pos Invoice dated December 1, 2025 with KLC Ventures Sdn Bhd

For Speed + Smart Mobile Pos invoices, Sagtec Group engages with each customer on an invoice basis to provide Speed + Smart Mobile Pos according to the customer’s specifications, with 30 days credit terms.

VII.	AI Service Robotic Machine Rental Agreement dated August 1, 2025 with KLC Ventures Sdn Bhd

KLC Ventures Sdn Bhd engaged Sagtec Global to rent the AI Servie Robotic Machines (Food & Beverage AI Robotic Kiosk – Coffee). The key terms of the contract are as follows:

i.	Rental Term: The agreement shall commence on August 1, 2025 and shall continue unless terminated in accordance with this Agreement. Rental shall be charged on a monthly basis.

ii.	Rental Fee: Rental rate is RM3,800 per unit per month. The total monthly rental payable shall be calculated based on the quantity of machines rented for that month.

iii.	Delivery and Acceptance: Sagtec Global shall arrange delivery and installations at locations mutually agreed. Risk of loss or damage passes to KLC Ventures Sdn Bhd upon delivery.

iv.	Maintenance and use: Sagtec Global shall provide standard maintenance and technical support during the renter period. KLC Ventures Sdn Bhd shall use the equipment in accordance with operational guideline, ensure proper power supply and safe operating environment and not relocate, modify or tamper with the equipment without written consent. Any damage arising from misuse, negligence or unauthorized modification shall be borne by KLC Ventures Sdn Bhd.

v.	Ownership: All rented equipment remains the sole property of Sagtec Global.

vi.	Termination: Either party can terminate for convenience upon 30 days written notice. Upon termination, all outstanding invoices shall become immediately due and Sagtec Global may repossess the equipment.

(c)	Food Ordering Kiosk Agreement, Power Bank Charging Station Agreement, Speed + Mobile QR Ordering System Agreement, Speed+ Smart Mobile Pos Agreement, Social Media Management Agreement, Data Management Agreement, Software Development Agreement and AI Service Robotic Machine Rental Agreement with SM Prominent Sdn Bhd

I.	Food Ordering Kiosk Invoice dated September 13, 2025 with SM Prominent Sdn Bhd

For Food Ordering Kiosk invoices, Sagtec Global engages with each customer on an invoice basis to provide food ordering kiosks according to the customer’s specifications with a warranty period of 12 months, with 30 days credit terms.

II.	Powerbank Charging Station Invoice dated October 16, 2025 with SM Prominent Sdn Bhd

For Powerbank Charging Station invoices, CL Technologies engages with each customer on an invoice basis to provide powerbank charging stations according to the customer’s specifications, with 30 days credit terms. There is no underlying contract between the Company and SM Prominent Sdn Bhd, and all orders are done on an invoice basis with no specified term or duration.

III.	Software Development Agreement dated September 1, 2025 with SM Prominent Sdn Bhd

SM Prominent Sdn Bhd engaged Sagtec Global to develop office management software. The key terms of the contract are as follows:

i.	Scope of Work and Duration: The duration of the contract is effective from the date of signature till satisfactory project completion. Any additional work outside the original scope will require a formal change request with a detailed description of requested changes. Sagtec Global is responsible for:

●	Design and development of the software according to milestones

●	Performing multiple testing for quality assurance

●	Providing implementation support and training sessions after delivery

●	Providing regular process updates and milestone reports

●	Providing 30 days of post-delivery maintenance and support

ii.	Intellectual Property: All rights, titles, and IP rights will be transferred to SM Prominent Sdn Bhd upon full payment, with Sagtec Global retaining the right to showcase the software for portfolio/marketing purposes. SM Prominent Sdn Bhd will also receive a perpetual, non-exclusive license for internal use and the source code upon final payment, with the right to modify and enhance the software independently.

iii.	Warranty and Support: Sagtec Global warrants that the software will operate in accordance with required specifications and will provide a 30-day bug fix period after final delivery where prompt fixes and updates will be made to any report bugs or issues, provided that the description of the bugs contain sufficient information.

iv.	Termination: Either party can terminate for convenience upon 7 days written notice, while immediate termination is allowed for material breaches including confidentiality breaches, payment failures and intellectual property violations. Upon termination, if SM Prominent Sdn Bhd terminates, Sagtec Global must refund unearned fees for work not performed, while if Sagtec Global terminates, SM Prominent Sdn Bhd must pay for all completed work and expenses. After termination, SM Prominent Sdn Bhd is obliged to return all deliverables, documentation, and materials, and cannot retain copies of any materials.

IV.	Speed + Mobile QR Ordering System Invoice dated December 1, 2025 with SM Prominent Sdn Bhd

For Speed + Mobile QR Ordering System invoices, Sagtec Global engages with each customer on an invoice basis to provide Speed + Mobile QR Ordering Systems according to the customer’s specifications, with 30 days credit terms.

V.	Speed + Smart Mobile Pos Invoice dated December 1, 2025 with SM Prominent Sdn Bhd

For Speed + Smart Mobile Pos invoices, Sagtec Global engages with each customer on an invoice basis to provide Speed + Smart Mobile Pos according to the customer’s specifications, with 30 days credit terms.

VI.	Social Media Management Agreement dated September 1, 2024 with SM Prominent Sdn Bhd

SM Prominent Sdn Bhd engaged Sagtec Group to provide social media management services. The Social Media Management Agreement is on an invoice basis and does not specify the term or duration of the Social Media Management Agreement. The material terms of the contract are as follows:

i.	Scope of Work: Sagtec Group shall schedule and post content provided by SM Prominent Sdn Bhd to SM Prominent Sdn Bhd’s social media channels including those on Facebook, Instagram, LinkedIn, Tiktok, Twitter, Google and Youtube and Sagtec is responsible for:

●	Social media engagements such as replying to comments, voting polls and direct messages.

●	Social media monitoring of activities, mentions and conversations around SM Prominent Sdn Bhd and SM Prominent Sdn Bhd’s brand, products and services.

●	Promoting blogposts and analyzing social media reports and results from campaigns.

ii.	Copyright and Intellectual Property: All content created by Sagtec Group including social media posts, blog posts, designs, videos and images shall be owned by SM Prominent Sdn Bhd.

iii.	Termination: Either party may terminate the Agreement with 7 days of written notice in the event of a breach of terms of the agreement. Upon termination, Sagtec Group agrees to finish all pending works, projects or assignments given to the Company by Sagtec Group and permanently delete all information or programs related to SM Prominent Sdn Bhd.

VII.	Data Management Agreement dated October 1, 2024 with SM Prominent Sdn Bhd

SM Prominent Sdn Bhd engaged Sagtec Group for the processing and management of personal data in accordance with the requirements of General Data Protection Regulations. The Data Management Agreement is on an invoice basis and does not specify the term or duration of the Data Management Agreement. The material terms of the contract are as follows:

i.	Responsibilities: Sagtec Group will provide the relevant data management and processing services in accordance with ongoing applicable Data Protection Laws in the processing of personal data and will take responsible measures to ensure that any employees, agents or contractors of Sagtec Group who have access to personal data will comply in a similar manner as Sagtec with any ongoing applicable Data Protection Laws.

ii.	Data Security and Subprocessing: Sagtec Group will implement appropriate technical and organizational measures to ensure a level of security appropriate to mitigate security risks, while also establishing processes to remedy any data breach. Sagtec Group will not disclose any personal data to any third party subprocessor unless authorized by SM Prominent Sdn Bhd.

iii.	Data Breach: In the event of a data breach, Sagtec Group will inform SM Prominent Sdn Bhd of the breach without any undue delay and will provide SM Prominent Sdn Bhd with sufficient information for its reporting obligations.

iv.	Termination: Either party may terminate the Agreement with 7 days of written notice with cause, in the event the cause of the breach cannot be remedied. Either party may terminate the Agreement in the event of insolvency or bankruptcy. In the event of termination, Sagtec Group shall delete all copies of personal data within 10 business days of cessation of services.

VIII.	AI Service Robotic Machine Rental Agreement dated September 1, 2025 with SM Prominent Sdn Bhd

SM Prominent Sdn Bhd engaged Sagtec Global to rent the AI Servie Robotic Machines (Food & Beverage AI Robotic Kiosk – Coffee). The key terms of the contract are as follows:

i.	Rental Term: The agreement shall commence on August 1, 2025 and shall continue unless terminated in accordance with this Agreement. Rental shall be charged on a monthly basis.

ii.	Rental Fee: Rental rate is RM3,800 per unit per month. The total monthly rental payable shall be calculated based on the quantity of machines rented for that month.

iii.	Delivery and Acceptance: Sagtec Global shall arrange delivery and installations at locations mutually agreed. Risk of loss or damage passes to SM Prominent Sdn Bhd upon delivery.

iv.	Maintenance and use: Sagtec Global shall provide standard maintenance and technical support during the renter period. KLC Prominent Sdn Bhd shall use the equipment in accordance with operational guideline, ensure proper power supply and safe operating environment and not relocate, modify or tamper with the equipment without written consent. Any damage arising from misuse, negligence or unauthorized modification shall be borne by SM Prominent Sdn Bhd.

v.	Ownership: All rented equipment remains the sole property of Sagtec Global.

vi.	Termination: Either party can terminate for convenience upon 30 days written notice. Upon termination, all outstanding invoices shall become immediately due and Sagtec Global may repossess the equipment.

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

Our Suppliers

Our suppliers are vendors who provide us with Point of Sale (POS) machines, which we install our Speed+ software prior to leasing to our clients. We place great importance in supplier selection, ensuring that we receive reliable equipment and constant access for troubleshooting potential hardware issues. For the year ended December 31, 2025, two vendors accounted for 23.57% and 37.62% of our cost of sales, for the year ended December 31, 2024, two vendors accounted for 34.39% and 26.49% of our cost of sales, for the year ended December 31, 2023, two vendors accounted for 30.69% and 49.04% of our cost of sales.

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

Sagtec Group entered into a Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd for the purchase of servers and food ordering kiosk machines. The Product Sales Agreement does not specify the term or duration of the Product Sales Agreement. The key terms of the contracts are as follows:

i.	Delivery: Full payment from Sagtec Group is required upon delivery and for title to be transferred, with an invoice being provided upon delivery. Upon shipment of the products, all risk will be transferred to Sagtec Group.

ii.	Disclaimer of Warranties: Products are sold ‘as-is’ and all warranties are disclaimed, whether express or implied.

iii.	Default: The following occurrences shall constitute a default after 7 days written notice from ShenZhen Yibaite Software Co. Ltd to Sagtec Group, and ShenZhen Yibaite Software Co. Ltd is entitled to pursue all remedies in law and/or in equity. The Agreement is not subject to cancellation unless by mutual written agreement by the parties.

●	Failure to perform obligations

●	Customer bankruptcy/insolvency

●	Failure to pay amounts due

iv.	Termination: Should Sagtec Group use the product for any other reason than as specified under the Product Sales Agreement, the Product Sales Agreement will be null and void, and Sagtec Group’s right to use the product will cease immediately without any action from ShenZhen Yibaite Software Co. Ltd.

(c)	Product Sales Agreement with ShenZhen Yibaite Software Co. Ltd dated April 1, 2022

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

Sagtec Group entered into a Sales Agreement with ShenZhen Adkiosk Technology Co. Ltd for the purchase of food ordering kiosk machines and servers. The Sales Agreement does not specify the term or duration of the Sales Agreement. The key terms of the contract are as follows:

i.	Delivery: ShenZhen Adkiosk Technology Co. Ltd will deliver the goods to Sagtec Group’s office address. Delivery is deemed accepted upon Sagtec Group’s acceptance. ShenZhen Adkiosk Technology Co. Ltd will provide an invoice at delivery. Sagtec Group must pay in full before delivery, but can inspect goods upon delivery. If unacceptable, Sagtec Group must reject the goods within 5 business days. Title to the goods remains with ShenZhen Adkiosk Technology Co. Ltd until Sagtec Group accepts delivery. Risk of loss remains with ShenZhen Adkiosk Technology Co. Ltd, who must maintain insurance on the goods until Sagtec Group accepts delivery.

ii.	Disclaimer of Warranties: Products are sold ‘as-is’ and all warranties are disclaimed, whether express or implied.

iii.	Excuse for Delay or Failure to Perform: ShenZhen Adkiosk Technology Co. Ltd is not liable for delays or failure to perform due to reasons beyond their control (e.g., labor disputes, transportation issues, material shortages, accidents, Acts of God). In such an event, ShenZhen Adkiosk Technology Co. Ltd must notify Sagtec Group immediately if unable to deliver as promised. Either party can terminate the agreement in such cases.

iv.	Termination and Dispute Resolution: Either party can terminate the agreement at any time with written notice. Sagtec Group is responsible for payment of goods delivered and accepted up to the termination date. Neither party is liable for indirect or consequential damages (e.g., lost profits, revenue, or business) resulting from the agreement, unless caused by negligence or breach. In case of a dispute, Sagtec Group’s sole remedy is the purchase price of the defective goods plus shipping costs.

Sales and Marketing

Our sales and marketing team consists of 8 full-time   employees based in Malaysia. Our Executive Director, Chairman and Chief Executive Officer, Mr. Ng Chen Lok, and our Chief Operations Officer, Loong Xin Yee, oversee our sales and marketing department. We believe that we have a dedicated sales and marketing team providing top notch services to customers in Malaysia. The sales team consists of staff who specialize in understanding our customer’s requirements and needs, as well as understanding how our solutions and products address said requirements and needs, with of our staff members possessing more than ten years of experience in the sales industry.

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

Competitive Strengths

We have strong and stable relationships with our suppliers and customers

Since the inception of our business in 2018, we have developed stable relationships with our key suppliers and customers in each region we serve. We have strived to maintain stable business relationships with our major customers. For the years ended December 31, 2023, 2024 and 2025, our top five customers accounted for 63.63%, 71.63% and 71.12% of total revenue respectively and three of our top five customers have done business with us for more than three years.

We have an experienced management team

We have an experienced management team, led by Mr. Ng Chen Lok, our Executive Director, Chairman and Chief Executive Officer, who has been instrumental in spearheading the growth of our Group. Mr. Ng Chen Lok has over 10 years of experience in the software development industry in Malaysia and is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships. Our Group is also supported by an experienced management team with over 10 years of experience in the software development industry. For more information, please see the section titled “Management - Executive Directors and Officers.”

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

4.D. Property, Plant and Equipment

Facilities

Our principal executive office is located at Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia, consisting of approximately 3,216 square feet of office space. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

A description of the Company’s leased real properties is below:

Location	Usage	Lease Period	Rent (per month)	Approximate area
No. 43-1 & 43-2, Jalan Besar Kepong 52100, Kuala Lumpur	Office Use	June 1, 2025, to May 31, 2026	RM2,600/month	300 square meters
Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Office Use	August 1, 2025, to July 31, 2028	RM24,120/month	3,216 square feet

As of the date of this annual report, the Company does not own any real property and intends to renew its current leases prior to expiration, and in the long term going forward.

Intellectual Property

Our Group’s intellectual property rights are important to its business. As of the date of this annual report, the Group has registered the following domain names:

Domain Name	Registered Owner	Registration Date	Expiry Date
www.sagtec-global.com	Sagtec Group Sdn Bhd	September 26, 2023	August 27, 2026
www.cltech-intl.com	Sagtec Group Sdn Bhd	March 7, 2026	March 6, 2027

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

Beneficial ownership

The Beneficial Ownership Secure Search System Act, Revised Edition 2020 (as amended) of the BVI requires registered agents in the BVI to create a database of beneficial ownership information relating to in-scope entities for which they act as registered agent. Subject to certain exemptions, in-scope BVI companies are required to: (i) identify its parent, immediate parent, ultimate parent and beneficial owner or registrable legal entity (or, if it is listed on a recognized exchange, provide details of that exchange); (ii) identify whether it carries on one or more relevant activities for economic substance purposes and, if so, which ones; (iii) provide details of any applicable exchange listing where its securities are listed on a recognized exchange; and (iv) where the company carries on a relevant activity and is not a non-resident, provide certain additional information regarding its immediate parent and ultimate parent (if any).

A BVI company is obliged to notify its registered agent of (i) the required beneficial ownership information within 15 days of identifying it; and (ii) the required economic substance information regarding the carrying on of a relevant activity or listing on a recognized exchange within six months following the end of the financial reporting period in question. A BVI company who becomes aware of a change in the prescribed information relating to a beneficial owner or registrable legal entity must, within 30 days of becoming aware of the change, file information of the change.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

Overview

Following the successful completion of the Company’s Initial Public Offering (“IPO”) in March 2025, the Company entered a pivotal phase of expansion, characterized by enhanced brand visibility, strengthened market credibility, and increased customer engagement. The IPO has significantly elevated the Company’s profile both domestically and internationally, enabling it to deepen relationships with existing clients, attract new customers from Dubai, Indonesia, and Singapore, and expand its dealer network. This heightened market confidence has translated into broad-based growth across all major business segments.

Incorporated in Malaysia in 2018, the Company specializes in delivering customizable software solutions that integrate seamlessly with operational workflows, particularly within the food and beverage (“F&B”) sector. Its flagship product, Speed+, serves as an intelligent platform for digital ordering and transaction management. Installed on Point of Sale (“POS”) terminals sourced from reputable third-party suppliers, Speed+ enables efficient order processing and payment handling through a unified system. The Company also develops bespoke software solutions for table ordering, QR ordering, and self-service kiosk systems. For the years ended December 31, 2025, 2024 and 2023, revenue from Speed+ smart ordering and QR subscription services contributed 30.18%, 23.14% and 12.31% of total revenue, respectively, while software development services contributed 11.09%, 10.92% and 9.79%.

While the Company’s core clientele remains within Malaysia’s F&B industry, the adaptability of its solutions allows it to serve a broader range of sectors, including geotechnology, beauty, and property consulting. The integration of AI-driven F&B data analytics further enhances clients’ business intelligence and decision-making capabilities. This flexibility and industry-specific customization have positioned the Company as a trusted technology partner beyond the F&B sector.

Complementing its software offerings, the Company also markets self-service food ordering kiosks designed to enhance customer experience and operational efficiency. These kiosks enable users to browse menus, customize orders, and complete payments seamlessly, while reducing labor dependency and improving service speed. For the years ended December 31, 2025, 2024 and 2023, kiosk sales accounted for 21.27%, 19.23% and 25.29% of total revenue, respectively, reflecting increasing adoption of automation within the F&B industry. In addition, the Company provides robotic arm solutions to further enhance operational efficiency and customer experience.

Beyond the F&B sector, the Company continues to support a diverse client base through its software consultation and development services, which remain central to its innovation strategy. Its in-house programming team, with a combined 14 years of technical expertise, develops scalable and comprehensive digital solutions. For more complex projects, the Company collaborates with specialized outsourcing partners to ensure optimal delivery. This hybrid approach enables the Company to effectively meet evolving client requirements.

Recognizing the growing importance of digital presence, the Company’s social media management services have emerged as a key growth driver. The Company manages the online presence of Key Opinion Leaders (“KOLs”) and influencers, leveraging data analytics and performance-driven content strategies to optimize engagement. To enhance campaign effectiveness, an AI-driven analytics module has been implemented to enable more precise audience profiling, trend forecasting, and database optimization. This allows for deeper insights into user behavior and more targeted content delivery. For the years ended December 31, 2025, 2024 and 2023, this segment contributed 8.19%, 9.26% and 9.50% of total revenue, respectively.

In addition, through its majority-owned subsidiary, CL Technologies, the Company deploys and operates power bank charging stations across more than 300 locations in Malaysia. This segment addresses the growing demand for portable charging solutions in high-traffic public areas such as shopping malls and parks. Revenue contribution from this segment was 13.46%, 21.82% and 23.44% for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company also provides data management solutions that enable clients to organize, process, and analyze raw data into actionable business insights. These services enhance data accessibility and analytical capabilities, forming an integral part of the Company’s ecosystem. For the years ended December 31, 2025, 2024 and 2023, data management services contributed 14.50%, 15.63% and 15.62% of total revenue, respectively.

For the year ended December 31, 2025, our revenue was RM77,510,474 or $19,098,306 and our net profit was RM7,294,213 or $1,797,268. For the year ended December 31, 2024, our revenue was RM51,999,379 or $12,812,462, and our net profit was RM7,165,510 or $1,765,557. This is a growth of 49% in revenue and 2% in net profit respectively. The cost of sales increased from RM39,841,428 or $9,816,786 in year ended December 31, 2024 to RM59,885,461 or $14,755,566 in the year ended December 31, 2025.

For the year ended December 31, 2023, our revenue was RM29,280,649 or $7,214,648 and our net profit was RM4,656,301 or $1,147,296. For the years ended December 31, 2024, we recorded total revenue of RM51,999,379 or $12,812,462 and a net profit of RM7,165,510 or $1,765,557. This is a growth of 78% in revenue and 54% in net profit respectively. The cost of sales increased from RM21,112,777 or $5,202,113 in year ended December 31, 2023 to RM39,841,428 or $9,816,786 in the year ended December 31, 2024.

The Company’s financial performance reflects its strengthened post-IPO market position and consistent execution strategy. These results highlight the Company’s successful transition from a high-growth local enterprise to an emerging regional technology provider, supported by a diversified portfolio and a strong foundation for sustainable long-term growth.

Results of Operations

Comparison of the Results for Years Ended December 31, 2024 and 2025

	For the years ended December 31,
	2024		2025		2025
	RM	%	RM	%	Convenience Translation USD
Revenue from services
Performance obligation satisfied over time
Subscription services	12,030,103	23.14%	23,393,531	30.18%	5,764,082
Software consultation and development services	5,678,947	10.92%	8,593,264	11.09%	2,117,350
Social media management services	4,817,229	9.26%	6,344,672	8.19%	1,563,305
Data management & analysis services	8,130,110	15.63%	11,237,232	14.50%	2,768,814
	30,656,389	58.95%	49,568,699	63.96%	12,213,551

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	9,999,245	19.23%	16,483,810	21.27%	4,061,553
Power bank charging station	11,343,745	21.82%	10,431,965	13.46%	2,570,399
	21,342,990	41.05%	26,915,775	34.73%	6,631,952

Revenue from rental
Performance obligation satisfied at point in time
Coffee Machine Kiosk Rental	-	0.00%	1,026,000	1.31%	252,803

Total revenue	51,999,379	100.00%	77,510,474	100.00%	19,098,306

Total revenue increased by RM25,511,095 or $6,285,844 approximately 49% from RM51,999,379 or $12,812,462 for the years ended December 31, 2024 to RM77,510,474 or $19,098,306 for the years ended December 31, 2025.

Revenue from Services

Revenue from services increased by RM18,912,310 or $4,659,926 approximately 62% from RM30,656,389 or $7,553,625 for the years ended December 31, 2024 to RM49,568,699 or $12,213,551 for the years ended December 31, 2025. This increase is attributed to the following:

1.	Subscription Services: Revenue from subscription services increased by RM11,363,428 or $2,799,907 approximately 94% from RM12,030,103 or $2,964,175 for the years ended December 31, 2024 to RM23,393,531 or $5,764,082 for the years ended December 31, 2025. This growth was primarily driven by strong renewal momentum, new customer acquisitions following the IPO, and enhanced customer experience initiatives. The integration of AI-driven features within the subscription platform has further strengthened renewal rates through personalized user experiences, predictive analytics, and automated support tools, resulting in improved customer engagement and satisfaction. Additionally, bundled service offerings and strengthened client engagement programs have reinforced recurring revenue stability.

2.	Software Consultation and Development Services: Revenue rose by RM2,914,317 or $718,078 approximately 51% from RM5,678,947 or $1,399,272 for the years ended December 31, 2024 to RM8,593,264 or $2,117,350 for the years ended December 31, 2025. The increase reflects heightened demand for customized digital transformation projects, particularly from startups and mid-sized enterprises. Improved market visibility following the IPO, combined with the Group’s technical expertise and flexible engagement models, has positioned the Group as a preferred regional technology partner.

3.	Social Media Management Services: Revenue increased by RM1,527,443 or $376,357 approximately 32% from RM4,817,229 or $1,186,948 for the years ended December 31, 2024 to RM6,344,672 or $1,563,305 for the years ended December 31, 2025. This growth was driven by continued emphasis among businesses on digital engagement and real-time customer interaction. The Group’s analytics-driven content solutions, coupled with AI-assisted campaign tools and automation capabilities, have attracted both local and international clients seeking measurable marketing outcomes.

4.	Data Management & Analysis Services: Revenue increased by RM3,107,122 or $765,584 approximately 38% from RM8,130,110 or $2,003,230 for the years ended December 31, 2024 to RM11,237,232 or $2,768,814 for the years ended December 31, 2025. The growth reflects increasing adoption of data-driven decision-making among clients. The Group’s solutions consolidate data from POS systems, social media platforms, food ordering kiosks, and power bank charging stations to generate actionable insights on customer behavior and transaction trends. The implementation of AI-driven analytics has enhanced data accuracy and predictive capabilities, enabling faster and more informed decision-making. These features have also contributed to improved customer retention. Supported by upgraded infrastructure post-IPO, the segment continues to demonstrate enhanced scalability, integration capability, and service reliability.

Revenue from Tangible Products

Revenue from tangible products increased by RM5,572,785 or $1,373,115 approximately 26% from RM21,342,990 or $5,258,837 for the years ended December 31, 2024 to RM26,915,775 or $6,631,952 for the years ended December 31, 2025. Key contributors include:

1.	Food Ordering Kiosk with Screen: Revenue surged by RM6,484,565 or $1,597,775 approximately 65% from RM9,999,245 or $2,463,778 for the years ended December 31, 2024 to RM16,483,810 or $4,061,553 for the years ended December 31, 2025. This growth was driven by ongoing digitalization trends in the F&B sector, as operators increasingly adopt automation to improve efficiency and manage labor costs. The Group’s kiosks, powered by the Speed+ interface, gained strong market traction due to their user-friendly design, improved order processing efficiency, and reduced reliance on manpower.

2.	Power Bank Charging Station: Revenue decreased by RM911,780 or $224,660 approximately 8% from RM11,343,745 or $2,795,059 for the years ended December 31, 2024 to RM10,431,965 or $2,570,399 for the years ended December 31, 2025. The decline was primarily attributable to market saturation in certain locations and more cautious consumer spending. Nonetheless, the segment continued to be supported by network expansion into selected high-traffic areas and sustained consumer demand for portable charging solutions. Strategic partnerships and increased brand visibility following the IPO continue to support the long-term prospects of this segment.

Revenue from Rental

Revenue from rental contributed RM1,026,000 or $252,803 in 2025, arising from the newly introduced coffee machine kiosk rental business. This initiative aligns with the Group’s diversification strategy and capitalizes on the growing automation trend in beverage retail. Supported by in-house Speed+ capabilities and software customization expertise, this new business vertical demonstrates promising growth potential, albeit with a relatively longer payback period.

	For the years ended December 31,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Cost of sales from services	26,568,688	41,114,823	10,130,547
Cost of sales from tangible products	12,943,296	18,122,877	4,465,413
Cost of sales from rental	329,444	647,761	159,606
Total cost of sales	39,841,428	59,885,461	14,755,566

Total cost of sales increased by RM20,044,033 or $4,938,780 approximately 50% from RM39,841,428 or $9,816,786 for the years ended December 31, 2024 to RM59,885,461 or $14,755,566 for the years ended December 31, 2025. This increase reflects the scaling up of operations following the IPO, supported by stronger sales momentum and expansion of technical infrastructure.

Cost of Sales from Services

The cost of sales from services increased by RM14,546,135 or $3,584,117 approximately 55% from RM26,568,688 or $6,546,430 for the years ended December 31, 2024 to RM41,114,823 or $10,130,547 for the years ended December 31, 2025. This increase was primarily driven by higher service volumes and continued investment in technical resources. The Group expanded its server capacity, network infrastructure, and maintenance capabilities to support increased data traffic and ensure system reliability. Additional costs were incurred for technical support personnel as well as ongoing source code development and maintenance, which are critical to sustaining service quality amid growing demand.

Cost of Sales from Tangible Products

The cost of sales from tangible products increased by RM5,179,581 or $1,276,231 approximately 40% from RM12,943,296 or $3,189,182 for the years ended December 31, 2024 to RM18,122,877 or $4,465,413 for the years ended December 31, 2025. The increase was mainly attributable to higher sales volumes and increased supplier pricing during the year. As the Group does not perform installation services, the cost structure largely reflects procurement costs of food ordering kiosks and power bank charging stations purchased directly from suppliers. Accordingly, the increase in cost closely tracks the growth in units sold and supplier price adjustments. Despite this, the Group continues to maintain efficient procurement practices and strong supplier relationships to support pricing stability and product quality.

Cost of Sales from Rental

The cost of sales from rental increased by RM318,317 or $78,432 approximately 97% from RM329,444 or $81,174 for the years ended December 31, 2024 to RM647,761 or $159,606 for the years ended December 31, 2025. The increase was primarily due to depreciation of newly deployed assets under the coffee machine kiosk rental model. In addition, cost of sales continued to include depreciation of power bank charging stations previously classified under rental. These costs are largely fixed in nature, comprising asset depreciation, maintenance, and minimal operational manpower. As the rental segment is still in its early stage, improvements in scalability and cost efficiency are expected as utilization rates increase.

	For the years ended December 31,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Gross profit from services	4,087,701	8,453,876	2,083,004
Gross profit from tangible products	8,399,694	8,792,898	2,166,539
Gross (loss)/profit from rental	(329,444)	378,239	93,197
Total gross profit	12,157,951	17,625,013	4,342,740

Gross profit increased by RM5,467,062 or $1,347,064 approximately 45% from RM12,157,951 or $2,995,676 for the years ended December 31, 2024 to RM17,625,013 or $4,342,740 for the years ended December 31, 2025. The overall gross margin improved as a result of post-IPO economies of scale, enhanced operational automation, and better supplier terms.

Services

The gross profit from services increased by RM4,366,175 or $1,075,809 approximately 107% from RM4,087,701 or $1,007,195 for the years ended December 31, 2024 to RM8,453,876 or $2,083,004 for the years ended December 31, 2025. The improvement reflects strong revenue growth and enhanced operational efficiency. While the Group incurred higher costs from expanded technical teams, increased server capacity, and ongoing development efforts, these were offset by economies of scale. Centralized support systems, automated ticketing and monitoring platforms, and standardized deployment processes improved staff productivity and reduced per-customer servicing costs.

Tangible Products

The gross profit from tangible products increased by RM393,204 or $96,884 approximately 5% from RM8,399,694 or $2,069,655 for the years ended December 31, 2024 to RM8,792,898 or $2,166,539 for the years ended December 31, 2025. The increase was driven by higher sales volumes, which enabled better absorption of fixed distribution and commercial overheads. Although supplier costs increased, the Group leveraged its enhanced post-IPO purchasing power to renegotiate supplier terms and secure volume discounts, partially mitigating cost pressures.

Rental

The gross profit from rental increase by RM707,683 or $174,371 approximately 215% from loss of RM329,444 or $81,174 for the years ended December 31, 2024 to profit of RM378,239 or $93,197 for the years ended December 31, 2025. This improvement was supported by initial revenue contributions from the coffee machine kiosk rental business. Although still in the early investment phase, improved asset utilization and initial adoption by retail partners have begun to reduce losses and support a transition toward profitability.

	For the years ended December 31,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Selling and administrative	(1,600,287)	(7,450,175)	(1,835,696)
Employee benefit expenses	(390,533)	(505,494)	(124,552)
Director emoluments	(678,306)	(1,011,040)	(249,117)
Total operating expenses	(2,669,126)	(8,966,709)	(2,209,365)

Operating income	9,488,825	8,658,304	2,133,375

Total operating expenses increased by RM6,297,583 or $1,551,702 approximately 236% from RM2,669,126 or $657,663 for the years ended December 31, 2024 to RM8,966,709 or $2,209,365 for the years ended December 31, 2025. The increase reflects expanded operational capacity, workforce growth, and strategic marketing initiatives following the IPO. Despite the increase, operating expenses remained proportionate to revenue growth. This rise in operating expenses was attributed to several key areas:

Selling and Administrative Expenses

These expenses increased by RM5,849,888 or $1,441,391 approximately 366% from RM1,600,287 or $394,305 for the years ended December 31, 2024 to RM7,450,175 or $1,835,696 for the years ended December 31, 2025. This was primarily driven by higher marketing expenditures for brand-building initiatives and international business development. The Group also invested in digital advertising and promotional campaigns to strengthen market presence. Administrative expenses increased in line with the establishment of overseas client liaison offices to support regional expansion. In addition, the increase was partially attributable to higher expected credit loss (ECL) allowances recognized during the year, reflecting changes in the Group’s assessment of recoverability of receivables.

Employee Benefit Expenses

Employee benefit expenses increased by RM114,961 or $28,326 approximately 29% from RM390,533 or $96,226 for the years ended December 31, 2024 to RM505,494 or $124,552 for the years ended December 31, 2025. The increase was mainly due to additional hiring in administrative and corporate support functions, including finance, human resources, and general administration, to support the Group’s expanded operations.

Director Emoluments

The expenses for director emoluments increased by RM332,734 or $81,985 approximately 49% from RM678,306 or $167,132 for the years ended December 31, 2024 to RM1,011,040 or $249,117 for the years ended December 31, 2025. This reflects the implementation of a performance-based remuneration framework aligned with post-IPO growth objectives, as well as the appointment of an Independent Director in line with enhanced corporate governance practices. This approach rewards leadership for strategic execution, financial performance, and strengthened governance oversight.

Operating Income

Operating income decreased by RM830,521 or $204,638 approximately 9% from RM9,488,825 or $2,338,013 for the years ended December 31, 2024 to RM8,658,304 or $2,133,375 for the years ended December 31, 2025. The decrease was marginal and reflects the Group’s continued operational stability, supported by disciplined cost management following the IPO.

The performance was driven by a combination of revenue expansion, improved gross margins, and optimized cost structures across both service and product segments. Ongoing digitalization initiatives including process automation, enhanced financial systems, and streamlined administrative workflows have further improved productivity and reduced overhead pressures

Key factors behind the improvement include:

●	Sustained revenue growth across all major business lines;

●	Effective cost control and operational streamlining initiatives post-IPO; and

●	Increased scalability and efficiency gains from digital and process optimization measures.

	For the years ended December 31,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Other income	311,744	1,248,127	307,534
Finance costs	(262,176)	(246,123)	(60,644)
Non-operating income	49,568	1,002,004	246,890

Profit before tax	9,538,393	9,660,308	2,380,265
Tax Expenses	(2,372,883)	(2,366,095)	(582,997)
Net profit	7,165,510	7,294,213	1,797,268

Other Income

Other income increased by RM936,383 or $230,721 approximately 300% from RM311,744 or $76,813 for the years ended December 31, 2024 to RM1,248,127 or $307,534 for the years ended December 31, 2025. The increase was primarily attributable to favorable foreign exchange movements arising from higher international transactions. Additional contributions were derived from interest income and the reversal of unclaimed warranty provisions, which positively impacted the Group’s results for the year.

Finance Costs

Finance costs decreased by RM16,053 or $3,955 approximately 6% from RM262,176 or $64,599 for the years ended December 31, 2024 to RM246,123 or $60,644 for the years ended December 31, 2025. This decrease reflects prudent financial management and stable borrowing levels. The Group’s strengthened liquidity position following the IPO enabled it to optimize its capital structure while effectively managing interest rate exposure.

Non-Operating Income

Non-operating income increased by RM952,436 or $234,676 approximately 1921% from RM49,568 or $12,214 for the years ended December 31, 2024 to RM1,002,004 or $246,890 for the years ended December 31, 2025. The increase was mainly driven by foreign exchange gains and the reversal of unclaimed warranty provisions. These largely non-recurring gains contributed positively to the Group’s overall earnings for the year.

Profit Before Tax

Profit before tax increased by RM121,915 or $30,038 approximately 1% from RM9,538,393 or $2,350,227 for the years ended December 31, 2024 to RM9,660,308 or $2,380,265 for the years ended December 31, 2025. This improvement reflects strong revenue growth, enhanced operational efficiency, and disciplined cost management. The Group benefited from improved margins across both service and product segments, supported by scalable operations and optimized resource utilization.

Tax Expenses

Tax expenses decreased by RM6,788 or $1,673 approximately 0.29% from RM2,372,883 or $584,670 for the years ended December 31, 2024 to RM2,366,095 or $582,997 for the years ended December 31, 2025. Despite higher profit before tax, tax expenses remained broadly stable due to the consistent effective tax rate and the absence of significant changes in tax structure, incentives, or non-deductible items during the year.

Net Profit

Net profit increased by RM128,703 or $31,711 approximately 2% from RM7,165,510 or $1,765,557 for the years ended December 31, 2024 to RM7,294,213 or $1,797,268 for the years ended December 31, 2025. The increase was driven by sustained growth across all revenue streams, improved gross margins, and well-managed operating costs. This strong performance highlights the Group’s ability to scale effectively in the post-IPO environment while maintaining financial resilience and profitability.

Comparison of Years Ended December 31, 2023 and 2024

	2023		2024		2024
	RM	%	RM	%	Convenience Translation USD
Revenue from services
Performance obligation satisfied over time
Subscription services	3,605,525	12.31%	12,030,103	23.14%	2,964,175
Software consultation and development services	2,865,215	9.79%	5,678,947	10.92%	1,399,272
Social media management services	2,782,963	9.50%	4,817,229	9.26%	1,186,948
Data management & analysis services	4,574,481	15.62%	8,130,110	15.63%	2,003,230
	13,828,184	47.22%	30,656,389	58.95%	7,553,625

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	7,405,006	25.29%	9,999,245	19.23%	2,463,778
Power bank charging station	6,864,566	23.44%	11,343,745	21.82%	2,795,059
	14,269,572	48.73%	21,342,990	41.05%	5,258,837

Revenue from rental
Performance obligation satisfied at point in time
Rental of power bank machine	654	0.01%	-	-	-

Revenue from others
Performance obligation satisfied at point in time
Food catering, restaurant and sale of foods	1,182,239	4.04%	-	-	-
Total revenue	29,280,649	100.00%	51,999,379	100.00%	12,812,462

Total revenue increased by RM22,718,730 or $5,597,814 approximately 78% from RM29,280,649 or $7,214,648   for the year ended December 31, 2023 to RM51,999,379 or $12,812,462 for the year ended December 31, 2024.

Revenue from Services

Revenue from services increased by RM16,828,205 or $4,146,409 approximately 122% from RM13,828,184 or $3,407,216 for the year ended December 31, 2023 to RM30,656,389 or $7,553,625 for the year ended December 31, 2024. This increase is attributed to the following:

1.	Subscription Services: Revenue from subscription services increased by RM8,424,578 or $2,075,786 approximately 234% from RM3,605,525 or $888,389 for the year ended December 31, 2023 to RM12,030,103 or $2,964,175 for the year ended December 31, 2024. The revenue growth is primarily attributed to the renewal of 2023 subscriptions by existing customers, reflecting strong retention, alongside the acquisition of new subscribers in year 2024, which together have bolstered recurring revenue and expanded the overall subscription base.

2.	Software Consultation and Development Services: Revenue increased by RM2,813,732 or $693,293 approximately 98% from RM2,865,215 or $705,979 for the year ended December 31, 2023 to RM5,678,947 or $1,399,272 for the year ended December 31, 2024. Sustained growth in this revenue channel indicates a gradual increase in market demand. We are observing a rising trend among individuals and small to medium-sized enterprises seeking outsourced development and IT consultation services.

3.	Social Media Management Services: Revenue increased by RM2,034,266 or $501,236 approximately 73% from RM2,782,963 or $685,712 for the year ended December 31, 2023 to RM4,817,229 or $1,186,948 for the year ended December 31, 2024. Increase in revenue from this channel underscores the success of our strategic expansion into Social Media Management services. As social media continues to grow in prominence, demand for these solutions is rising, validating our decision to invest in this area.

4.	Data Management & Analysis Services: Revenue increased by RM3,555,629 or $876,094 approximately 78% from RM4,574,481 or $1,127,136 for the year ended December 31, 2023 to RM8,130,110 or $2,003,230 for the year ended December 31, 2024. Increase in revenue is reflected in our other revenue channels. Data from our Speed+ POS and social media management clients show growing demand for data management and analysis services, indicating a rise in need for these solutions.

Revenue from Tangible Products

Revenue from tangible products increased by RM7,073,418 or $1,742,865 approximately 50% from RM14,269,572 or $3,515,972 for the year ended December 31, 2023 to RM21,342,990 or $5,258,837 for the year ended December 31, 2024. Key contributors include:

1.	Food Ordering Kiosk with Screen: Revenue increased by RM2,594,239 or $639,211 approximately 35% from RM7,405,006 or $1,824,567 for the year ended December 31, 2023 to RM9,999,245 or $2,463,778 for the year ended December 31, 2024. The revenue is attributed to changing market behaviors and the significant manpower shortages in the F&B industry. The shortage of staff has led F&B owners to adopt self-ordering machines, which are in growing demand due to their ability to reduce labor costs and enhance the food ordering experience.

2.	Power Bank Charging Station: Revenue increased by RM4,479,179 or $1,103,654 approximately 65% from RM6,864,566 or $1,691,405 for the year ended December 31, 2023 to RM11,343,745 or $2,795,059 for the year ended December 31, 2024. The revenue reflects the effectiveness of our marketing efforts and resource allocation. Our strategy of expanding through dealers and resellers has successfully contributed to the growth in this revenue channel.

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

Revenue from Other Sources

Revenue from other sources, specifically food catering, restaurant and sale of foods, which contributed RM1,182,239 or $291,299 in 2023.

	2023	2024	2024
	RM	RM	Convenience Translation USD
Cost of sales from services	11,074,957	26,568,688	6,546,430
Cost of sales from tangible products	9,472,173	12,943,296	3,189,182
Cost of sales from rental	326,348	329,444	81,174
Cost of sales from others	239,299	-	-
Total cost of sales	21,112,777	39,841,428	9,816,786

Total cost of sales increased by RM18,728,651 or $4,614,673 approximately 89% from RM21,112,777 or $5,202,113 for the year ended December 31, 2023 to RM39,841,428 or $9,816,786 for the year ended December 31, 2024.

Cost of Sales from Services

The cost of sales from services increased by RM15,493,731 or $3,817,600 approximately 140% from RM11,074,957 or $2,728,830 for the year ended December 31, 2023 to RM26,568,688 or $6,546,430 for the year ended December 31, 2024. With consistent growth in service revenue and an expanding subscriber base, our operational costs have risen accordingly, driven by the need for increased server capacity and proportional maintenance expenses to ensure optimal performance and support for the growing demand.

Cost of Sales from Tangible Products

The cost of sales from tangible products increased by RM3,471,123 or $855,272 approximately 37% from RM9,472,173 or $2,333,910 for the year ended December 31, 2023 to RM12,943,296 or $3,189,182 for the year ended December 31, 2024. With consistent growth in tangible products revenue, our operational costs have risen accordingly.

Cost of Sales from Rental

The cost of sales from rental increased by RM3,096 or $763 approximately 1% from RM326,348 or $80,411 for the year ended December 31, 2023 to RM329,444 or $81,174 for the year ended December 31, 2024. This reflects that our current operational space, including rented server farm space, adequately supports our operations and accommodates increasing customer volumes.

Cost of Sales from Other Sources

The cost of sales from other sources was RM239,299 or $58,962 for the year ended December 31, 2023.

	2023	2024	2024
	RM	RM	Convenience Translation USD
Gross profit from services	2,753,227	4,087,701	1,007,195
Gross profit from tangible products	4,797,399	8,399,694	2,069,655
Gross loss from rental	(325,694)	(329,444)	(81,174)
Gross profit from others	942,940	-	-
Total gross profit	8,167,872	12,157,951	2,995,676

Gross profit increased by RM3,990,079 or $983,141 approximately 49% from RM8,167,872 or $2,012,535 for the year ended December 31, 2023 to RM12,157,951 or $2,995,676 for the year ended December 31, 2024. This growth in gross profit was driven by substantial increases in revenue from both our services and tangible products.

Services

The gross profit from services increased by RM1,334,474 or $328,809 approximately 48% from RM2,753,227 or $678,386 for the year ended December 31, 2023 to RM4,087,701 or $1,007,195 for the year ended December 31, 2024. The increase in gross profit was attributed to the implementation of a more efficient sales platform, which boosted revenue by enhancing sales processes, improving customer reach, and streamlining operations.

Tangible Products

The gross profit from tangible products increased by RM3,602,295 or $887,593 approximately 75% from RM4,797,399 or $1,182,062 for the year ended December 31, 2023 to RM 8,399,694 or $2,069,655 for the year ended December 31, 2024. This was driven by the implementation of a more efficient sales platform, which boosted revenue by improving customer reach and streamlining operations.

Rental

The gross loss from rental of power bank machines increased by RM3,750 or $924 approximately 1% from RM325,694 or $80,250 for the year ended December 31, 2023 to RM329,444 or $81,174 for the year ended December 31, 2024. This increase was primarily due to a rise in depreciation costs.

Other Sources

Gross profit for the year ended December 31, 2023 were RM942,940 or $232,337.

	2023	2024	2024
	RM	RM	USD
Selling and administrative	(1,620,544)	(1,600,287)	(394,305)
Employee benefit expenses	(570,876)	(390,533)	(96,226)
Director emoluments	(536,770)	(678,306)	(167,132)
Disposal gain	662,701	-	-
Total operating expenses	(2,065,489)	(2,669,126)	(657,663)

Operating income	6,102,383	9,488,825	2,338,013

Total operating expenses increased by RM603,637 or $148,734 approximately 29% from RM2,065,489 or $508,929 for the year ended December 31, 2023 to RM2,669,126 or $657,663 for the year ended December 31, 2024. This rise in operating expenses was attributed to several key areas:

Selling and Administrative Expenses

These expenses decreased by RM20,257 or $4,991 approximately 1% from RM1,620,544 or $399,296 for the year ended December 31, 2023 to RM1,600,287 or $394,305 for the year ended December 31, 2024. This category includes costs related to marketing, administration, and other overheads necessary for daily operations.

Employee Benefit Expenses

Employee benefit expenses decreased by RM180,343 or $44,436 approximately 32% from RM570,876 or $140,662 for the year ended December 31, 2023 to RM390,533 or $96,226 for the year ended December 31, 2024. This substantial reduction was due to a strategic decision to reduce workforce headcount.

Director Emoluments

The expenses for director emoluments increased by RM141,536 or $34,874 approximately 26% from RM536,770 or $132,258 for the year ended December 31, 2023 to RM678,306 or $167,132 for the year ended December 31, 2024. The increment aligns with the company’s commitment to rewarding management leadership for driving growth and enhancing overall performance.

Disposal Gain

There was a disposal gain of RM662,701 or $163,287 due to the sale of Sagfood (Malaysia) Sdn Bhd for the year ended December 31, 2023. This gain is a one-time occurrence and contributed positively to the overall financial performance.

Operating Income

Operating income increased by RM3,386,442 or $834,407 approximately 55% from RM6,102,383 or $1,503,606 for the year ended December 31, 2023 to RM9,488,825 or $2,338,013 for the year ended December 31, 2024. This substantial growth in operating income highlights the company’s improved efficiency and effective cost management despite the rising operating expenses. The major factors contributing to this increase include:

1.	Revenue Growth: Significant increases in revenue from both services and tangible products.

2.	Cost Management: Strategic control over selling, administrative, and employee-related expenses despite the overall increase.

	2023	2024	2024
	RM	RM	USD
Other income	85,198	311,744	76,813
Finance costs	(164,491)	(262,176)	(64,599)
Non-operating (expenses)/income	(79,293)	49,568	12,214

Profit before tax	6,023,090	9,538,393	2,350,227
Tax Expenses	(1,366,789)	(2,372,883)	(584,670)
Net profit	4,656,301	7,165,510	1,765,557

Other Income

Other income increased by RM226,546 or $55,821 approximately 266% from RM85,198 or $20,992 for the year ended December 31, 2023 to RM311,744 or $76,813 for the year ended December 31, 2024. This substantial increase was primarily driven by a high amount of unclaimed warranties from the tangible products revenue line.

Finance Costs

Finance costs increased by RM97,685 or $24,069 approximately 59% from RM164,491 or $40,530 for the year ended December 31, 2023 to RM262,176 or $64,599 for the year ended December 31, 2024. The substantial increase in finance costs is mainly attributed to higher interest expenses, due to increased borrowings and higher interest rates.

Non-Operating Expenses/Income

Non-operating expenses/income increased by RM128,861 or $31,752 approximately 163% from expenses of RM79,293 or $19,538 for the year ended December 31, 2023 to income of RM49,568 or $12,214 for the year ended December 31, 2024. This increase is primarily attributable to higher other income, resulting from the high amount of unclaimed warranties.

Profit Before Tax

Profit before tax increased by RM3,515,303 or $866,159 approximately 58% from RM6,023,090 or $1,484,068 for the year ended December 31, 2023 to RM9,538,393 or $2,350,227 for the year ended December 31, 2024. This substantial increase was driven by higher revenues, increased other income, and effective management of operating costs, despite the rise in finance and non-operating expenses.

Tax Expenses

Tax expenses increased by RM1,006,094 or $247,898 approximately 74% from RM1,366,789 or $336,772 for the year ended December 31, 2023 to RM2,372,883 or $584,670 for the year ended December 31, 2024. The increase in tax expenses corresponds with the higher profit before tax, maintaining the company’s effective tax rate.

Net Profit

Net profit increased by RM2,509,209 or $618,261 approximately 54% from RM4,656,301 or $1,147,296 for the year ended December 31, 2023 to RM7,165,510 or $1,765,557 for the year ended December 31, 2024. This substantial growth in net profit highlights the company’s improved operational efficiency, effective cost management, and successful strategies in enhancing revenue streams.

Liquidity and Capital Resources

For the year ended December 31, 2024 and 2025

	2024	2025	2025
	RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the year	7,165,510	7,294,213	1,797,268

Adjustments to reconcile net profit to net cash used in operating activities:
Provisions	(52,927)	(416,057)	(102,515)
Depreciation	1,687,992	3,575,849	881,076
Amortization	55,256	214,646	52,888
Imputed interest of lease liability	10,090	40,750	10,041
Finance costs	262,176	246,123	60,644
Overdraft charges	111,620	108,785	26,804
Income tax expenses	2,372,883	2,366,095	582,997
Gain on disposal of subsidiary	-	-	-
Expected credit loss (ECL), net	-	1,229,403	302,291
Gain on disposal of plant & equipment	-	(460)	(113)
Share-based payment expense	-	2,474,094	609,608
Gain on lease termination	-	(4,790)	(1,180)
Operating cash flows before movements in working capital	11,612,600	17,128,651	4,220,439

Trade receivables	(6,418,937)	(2,795,250)	(688,740)
Other receivables and prepayment (cash related)	3,208,914	2,358,203	581,053
Other payables and accrued liabilities	479,896	576,616	142,077
Trade payables	(423,787)	335,070	82,560
Deferred revenue	(2,691,244)	-	-
Cash generated from operations	5,767,442	17,603,290	4,337,389

Income tax paid	(2,700)	(1,043,652)	(257,152)
Net cash provided by operating activities	5,764,742	16,559,638	4,080,237

Investing activities
Purchase of plant and equipment	(4,894,732)	(29,241,319)	(7,204,957)
Loss of cash on disposal of subsidiary	-	-	-
Proceeds from disposal of plant and equipment	-	833,172	205,291
Net cash used in investing activities	(4,894,732)	(28,408,147)	(6,999,666)

Financing activities
Issuance of share capital	-	-	-
Issuance of ordinary shares upon IPO, net	-	20,039,124	4,937,568
Repayment of lease liabilities	(57,084)	(293,146)	(72,230)
Increase in fixed deposits	(43,174)	(21,463)	(5,288)
Overdraft charges paid	(111,620)	(108,785)	(26,804)
Repayment of bank loans	(646,754)	(730,182)	(179,914)
Loan interest paid	(262,176)	(246,123)	(60,644)
Proceeds from bank loans	1,000,000	2,500,000	615,991
Placement of fixed deposits	-	(500,000)	(123,198)
Repayment from related parties	-	-	-
Repayment from/(repayment to) shareholders	(886)	-	-
Repayment from/(repayment to) directors	(137,181)	-	-
Net cash provided by/(used in) financing activities	(258,875)	20,639,425	5,085,481

Net increase in cash and cash equivalents	611,135	8,790,916	2,166,052
Cash and cash equivalents at beginning of year	(241,006)	370,129	91,198
Cash and cash equivalents at end of year	370,129	9,161,045	2,257,250

Supplement disclosures of non-cash activities These transactions did not involve cash flows and are therefore excluded from the statement of cash flows in accordance with IAS 7 Statement of Cash Flows
Issuance of Class A ordinary shares for professional services	-	1,740,206	428,781
Issuance of Class A ordinary shares for consultant services (recognized as prepayments)	-	12,612,260	3,107,617
Issuance of Class A ordinary shares for licensing (recognized as prepayments)	-	8,262,048	2,035,739
Issuance of Class A ordinary shares for server infrastructure (recognized as prepayments)	-	28,483,410	7,018,211
Issuance of Class A ordinary shares for project management services (recognized as prepayments)	-	6,196,536	1,526,804

Operating activities

For the years ended December 31, 2024, the Company generated RM5,764,742 or $1,420,412 from operating activities. The cash inflow was primarily attributable to profit before tax adjusted for non-cash items, coupled with favorable working capital movements, including increases in other receivables and prepayments, trade payables, other payables, and accrued liabilities, as well as reductions in trade receivables and deferred revenue.

For the years ended December 31, 2025, the Company generated RM16,559,638 or $4,080,237 from operating activities. The increase was mainly driven by higher profit before tax adjusted for non-cash items, together with favorable changes in working capital, including increases in other receivables and prepayments, trade payables, other payables, and accrued liabilities, as well as a reduction in trade receivables. The significant improvement in operating cash flow reflects enhanced collection efficiency, disciplined working capital management, and increased business activity following the IPO.

Investing activities

For the years ended December 31, 2024, the Company invested RM4,894,732 or $1,206,045 in plant and equipment to support business operations.

For the years ended December 31, 2025, the Company used RM28,408,147 or $6,999,666 in investing activities. Capital expenditures were primarily incurred for the acquisition of plant and equipment to support new business segments and technological upgrades, partially offset by proceeds from the disposal of plant and equipment. The increase in capital investment is in line with the Group’s post-IPO strategy to enhance operational capacity, strengthen infrastructure, and support long-term growth.

Financing activities

For the years ended December 31, 2024, the Company used RM258,875 or $63,786 in financing activities. This was mainly attributable to repayments of lease liabilities, bank borrowings, and amounts due to shareholders and directors, as well as increases in fixed deposits, partially offset by proceeds from bank overdrafts and bank loans.

For the years ended December 31, 2025, the Company generated RM20,639,425 or $5,085,481 from financing activities. The increase was primarily driven by proceeds from the issuance of new share capital in connection with the IPO, as well as additional bank borrowings, partially offset by repayments of lease liabilities and bank loans, and increases in fixed deposits. These financing inflows strengthened the Company’s liquidity position and supported its expansion and capital investment initiatives during the year.

For the year ended December 31, 2023 and 2024

	Note	2023	2024	2024
		RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the year		4,656,301	7,165,510	1,765,556

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation		1,639,079	1,687,992	415,915
Amortization		102,379	55,256	13,615
Provisions		401,600	(52,927)	(13,041)
Imputed interest of lease liability		13,035	10,090	2,486
Finance costs		164,491	262,176	64,599
Overdraft charges		59,964	111,620	27,503
Gain on disposal of subsidiary		(662,701)	-	-
Income tax expenses		1,366,789	2,372,883	584,670
Gain on termination of lease		(4,001)	-	-
Reversal of for expected credit loss		(90,205)	-	-
Operating cash flows before movements in working capital		7,646,731	11,612,600	2,861,303

Trade receivables		(1,139,340)	(6,418,937)	(1,581,603)
Other receivables		(6,032,450)	3,208,914	790,665
Other payables		225,925	479,896	118,245
Trade payables		(35,382)	(423,787)	(104,420)
Deferred revenue		1,823,535	(2,691,244)	(663,113)
Cash generated from operations		2,489,019	5,767,442	1,421,077

Income tax paid		(29,843)	(2,700)	(665)
Net cash provided by operating activities		2,459,176	5,764,742	1,420,412

Investing activities
Purchase of plant and equipment		(5,524,353)	(4,894,732)	(1,206,045)
Loss of cash on disposal of subsidiary		(27,620)	-	-
Net cash used in investing activities		(5,551,973)	(4,894,732)	(1,206,045)

Financing activities
Issuance of share capital		645,380	-	-
Repayment of lease liabilities		(104,784)	(57,084)	(14,065)
Proceeds from bank loans		2,699,992	1,000,000	246,396
Repayment of bank loans		(330,610)	(646,754)	(159,358)
Loan interest paid		(164,491)	(262,176)	(64,599)
Overdraft charges paid		(59,964)	(111,620)	(27,503)
Increase in fixed deposits		(807,093)	(43,174)	(10,638)
Repayment from related parties		1,063,118	-	-
Repayment from/ (Repayment to) shareholders		30,852	(886)	(218)
Repayment from/ (Repayment to) directors		550,351	(137,181)	(33,801)
Net cash provided by/(used in) financing activities		3,522,751	(258,875)	(63,786)

Net change in cash and cash equivalents		429,954	611,135	150,581
Cash and cash equivalents at beginning of year	12	(670,960)	(241,006)	(59,383)
Cash and cash equivalents at end of year	12	(241,006)	370,129	91,198

Operating activities

For the year ended December 31, 2023, the Company generated RM2,459,176 or $605,932 from operating activities primarily from profit adding back non-cash expenses, and increase in other payables and accrued liabilities and deferred revenue subtracted by non-cash income, increase in other receivable and trade receivable, decrease in trade payables and income tax payment.

For the year ended December 31, 2024, the Company generated RM5,764,742 or $1,420,412 from operating activities primarily from profit adding back non-cash expenses, increase in other receivables and prepayment as well as decrease in trade receivables, trade payables, other payables and accrued liabilities, deferred revenue and income tax payment.

Investing activities

For the year ended December 31, 2023, the Company invested RM5,551,973 or $1,367,986 in plant and equipment and loss of cash on disposal of subsidiary.

For the year ended December 31, 2024, the Company used RM4,894,732 or $1,206,045 in investing activities in plant and equipment.

Financing activities

For the year ended December 31, 2023, the Company generated RM3,522,751 or $867,993 in financing activities primarily from issuance of share capital, proceeds from bank overdraft, bank loans, repayment of outstanding due from shareholders and directors subtracted by repayment of lease liabilities, bank loans, repayment of outstanding due to related parties and increased in fixed deposits.

For the year ended December 31, 2024, the Company used of RM258,875 or $63,786 in financing activities primarily from proceeds from bank loan subtracted by repayment of lease liabilities and bank loan, increase in fixed deposits and repayment of outstanding amount due to shareholders and director.

Capital Expenditure

	For the years ended December 31,
	2023	2024	2025	2025
	RM	RM	RM	Convenience Translation USD
Investment in plant and equipment:
Equipment & Machine	4,704,560	4,894,732	22,096,293	5,444,448
License	775,901	-	7,031,639	1,732,571
Renovation	43,892	-	113,387	27,938
Total	5,524,353	4,894,732	29,241,319	7,204,957

For the years ended December 31, 2023, the Company invested RM5,524,353 or $1,361,181 in plant and equipment.

For the years ended December 31, 2024, the Company invested RM4,894,732 or $1,206,045 in plant and equipment.

For the years ended December 31, 2025, the Company invested RM29,241,319 or $7,204,957 in plant and equipment.

Material Obligation for the twelve years ending December 31, 2025

	RM	RM	RM	RM	RM	RM	USD
Repayment Obligation	Leases	Bank Borrowings	Trade payable	Other payable	Tax payable	Total	Total
Year ending December 31, 2026	323,399	1,173,088	335,070	1,749,353	5,143,639	8,724,549	2,149,698
Year ending December 31, 2027	321,878	1,252,768	-	-	-	1,574,646	387,987
Year ending December 31, 2028	336,147	996,901	-	-	-	1,333,048	328,458
Year ending December 31, 2029	236,347	716,991	-	-	-	953,338	234,899
Year ending December 31, 2030	55,683	768,277	-	-	-	823,960	203,021
After December 31, 2030	88,434	124,508	-	-	-	212,942	52,468
	1,361,888	5,032,533	335,070	1,749,353	5,143,639	13,622,483	3,356,531

The Company believes that current working capital is adequate to meet these repayment material obligations for the twelve years ended December 31, 2026.

In addition, the Company expect to generate additional cash flow from operational profit to meet repayment obligation beyond December 31, 2026.

Material Obligation as of December 31, 2024

	RM	RM	RM	RM	RM	RM	USD
Repayment Obligation	Leases	Bank Borrowings	Bank Overdraft	Other payable	Tax payable	Total	Total
Year ending December 31, 2025	52,768	736,481	104,587	422,973	3,918,926	5,235,735	1,290,067
Year ending December 31, 2026	57,434	782,996	-	-	-	840,430	207,079
Year ending December 31, 2027	25,598	795,079	-	-	-	820,677	202,212
Year ending December 31, 2028	7,701	495,036	-	-	-	502,737	123,873
Year ending December 31, 2029	8,171	184,632	-	-	-	192,803	47,506
After December 31, 2029	10,905	268,491	-	-	-	279,396	68,842
	162,577	3,262,715	104,587	422,973	3,918,926	7,871,778	1,939,579

The Company believes that current working capital is adequate to meet these repayment material obligations for the year ended December 31, 2025.

In addition, the Company expect to generate additional cash flow from operational profit to meet repayment obligation beyond December 31, 2025.

Financing Arrangement

As of December 31, 2025, the Company had RM2,250,000 or $554,392 overdraft facility through its subsidiaries from two banks for working capital purposes, with no amounts drawn and the full facility remaining available.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - D. Property, Plant and Equipment - Intellectual Property.”

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

For the year ended December 31, 2023, 2024 and 2025

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

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM15,098   for the year ended December 31, 2025 and RM16,707 for the year ended December 31, 2024.

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

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	773,744	976,072	1,515,098	373,315
Between 1 and 2 years	773,744	963,436	1,515,681	373,459
Between 2 and 5 years	1,823,933	1,693,768	2,805,652	691,303
Over 5 years	38,102	288,536	126,513	31,172

Bank overdraft
Repayment within less than 1 year	1,064,530	104,587	-	-

Lease liabilities
Repayment within:
Less than 1 year	57,084	60,204	382,416	94,226
Between 1 and 2 years	60,204	61,884	364,216	89,742
Between 2 and 5 years	98,532	45,732	672,552	165,714
Over 5 years	20,426	11,342	92,312	22,745

Trade payable
Repayment within less than 1 year	423,787	-	335,070	82,559

Other payable
Repayment within less than 1 year	692,841	422,973	1,749,353	431,035

Amount due to director
Repayment within less than 1 year	137,181	-	-	-

Amount due to shareholder
Repayment within less than 1 year	886	-	-	-

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

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Trade receivable
Collection within less than 1 year	1,990,414	8,409,351	11,204,601	2,760,774

Other receivables
Collection within less than 1 year	4,513,832	2,867,160	508,958	125,406

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Lifetime expected credit loss
As at January 1	90,205	-	-	-
Add: Charge for the year	-	-	1,229,403	302,921
Less: Written off during the year	(90,205)	-	-	-
As at December 31	-	-	1,229,403	302,921

For the year ended December 31, 2024 and December 31, 2023, the company made a deliberate decision to abstain from setting aside any provision for doubtful debt, given the fact that by February 28, 2025 and March 21, 2024 respectively, the company had successfully received complete settlement of all outstanding amounts owed by trade receivables.

For the year ended December 31, 2025, the company recognizes expected credit losses (ECL) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the accounts receivable.

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

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Net debt/(Net cash)	3,478,485	2,298,706	(2,670,486)	(657,998)
Total equity	10,218,691	17,384,201	102,011,998	25,135,395
Total capital	13,697,176	19,682,907	99,341,512	24,477,397

Gearing ratio	25.40%	11.68%	(2.69)%	(2.69)%

Inflation

Malaysia’s inflation rates stood at 2.5% for the year ended December 31, 2023, 1.7% for the year ended December 31, 2024, and 1.6% for the year ended December 31, 2025. These figures indicate a moderate level of inflation during these years and we believe that there will be no material impact on their company.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers:

Name	Age	Title
Ng Chen Lok	39	Chairman, Chief Executive Officer and Executive Director
Zuria Hajar Bt Mohd Adnan	33	Executive Director and Chief Financial Officer
Loong Xin Yee	28	Chief Operations Officer
Tan Kim Chuan	46	Chief Technology Officer

Independent Directors:

Name	Age	Title
Elain binti Lockman(1)(2)(3)	58	Independent Director
Ng Aik Soon(1)(2)(3)	47	Independent Director
Chen Xiang Foong(1)(2)(3)	34	Independent Director

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

Executive Directors and Officers:

Mr. Ng Chen Lok is our Executive Director, Chairman and Chief Executive Officer. Mr. Ng Chen Lok is responsible for the overall business management of the Company. With extensive experience spanning over a decade in the information technology industry in Malaysia, Mr. Ng Chen Lok continues to lead our Company to greater heights, providing guidance and direction to the Company. Under Mr. Ng Chen Lok’s guidance, our company successfully grew from a humble three-person operation to targeting a revenue goal of RM10 million by 2029. From 2015 to 2018, Mr. Ng Chen Lok was at M3 Technologies (Asia) Bhd, a Malaysia Bursa Ace Board listed company focusing on Internet Of Thing (IOT) and cloud software program development, climbing the ranks from Sales Manager to General Manager in just three years. In 2012, Mr. Ng Chen Lok served as the Sales Manager at Wisdom Tronic Sdn Bhd, an internet development company that was an exclusive partner with Taiwan Wistron group, a Global Fortune 500 company, which developed and resold educational hardware and software.

Ms. Zuria Hajar Bt Mohd Adnan is an Executive Director and Chief Financial Officer of our Company. Ms. Zuria joined the Company in January 2023, where she oversees the management of all finance and accounting related matters of the Company. As a well-respected team leader and key member, Ms. Zuria possesses 6 years of professional experience in the field of finance and accounting, where she seeks to constantly leverage her previous experience to maximize the potential of herself within the Company. From July 2018 to December 2022, she was at Times Media Sdn Bhd, where she progressed from a Finance and Account Executive to a Team Leader in 3 short years. From February 2015 to May 2018, Ms. Zuria honed her skill as an accounting executive at FNR Synergy Sdn Bhd, specializing in tasks related to finance and accounting, costing, budgeting, taxation and auditing. Ms. Zuria holds a Master, Bachelors, and Diploma in Accountancy from Universiti Teknologi Mara, which she obtained in 2018, 2016 and 2013 respectively. Ms. Zuria was also certified as a Chartered Accounted in 2022 from the Malaysian Institute of Accounts, and obtained an Advanced Diploma in Management Accounting from the Association of International Certified Professional Accountants in 2023.

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

Independent Directors:

Ms. Elain binti Lockman (“Ms. Lockman”) is our Independent Director. Ms. Lockman serves as chairman of the Compensation Committee and as a member of the Audit and Nomination committees. Ms. Lockman is currently the CEO and Co-Founder of ATA Plus since May 2015, a licensed equity crowdfunding platform regulated by the Securities Commission of Malaysia, where she oversees the company’s strategic direction and operations. Her career spans management, business strategy, HR, marketing, and communications, where she has worked with major corporations and government agencies like Petronas. She is also currently an independent director of Reservoir Link Berhad (RL: KLSE MYR) and Propel Global Berhad (PGB: KLSE MYR), listed on the Main Market of the Kuala Lumpur Stock Exchange. Previously, she was a director at One Big Idea, where she provided hands-on and personalized business consulting and value-added services to clients in the areas of business growth, branding, sales and marketing strategies. Ms Lockman graduated from The London School of Economics and Political Science with a Bachelor of Science (Actuarial Science) in 1991, and a Master of Science (Operational Research) in 1992.

Ms. Lockman does not have any family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Ng Aik Soon (“Mr. Ng”) is our Independent Director. Mr. Ng serves as chairman of the Nomination Committee and as a member of the Audit and Compensation Committees. Mr. Ng has over 15 years of experience in business development and management across fintech, logistics, e-commerce and technology-related industries. From July 2025 to present, Mr. Ng has served as Business Development Manager at Awsome Enterprise (Setlary – Earned Wage Access), where he is responsible for developing and executing business growth strategies for the company’s Earned Wage Access platform, establishing B2B partnership frameworks, onboarding corporate and SME clients, and coordinating with HR, payroll and fintech integration teams to support product adoption. From July 2021 to August 2024, Mr. Ng served as Business Development Manager at MYXpress Management Sdn. Bhd., where he led cross-functional teams, oversaw operational and performance improvement initiatives, and was responsible for business development, client relationship management and internal process optimization. From May 2020 to May 2021, Mr. Ng served as Senior Business Development Manager at JDMAS Commerce Sdn. Bhd., where he focused on merchant onboarding, strategic partnerships and cross-border e-commerce initiatives, including supporting Malaysian merchants’ entry onto JD.com. Mr. Ng received the Malaysian Certificate of Education (SPM) from SMK Tinggi Setapak, Kuala Lumpur in 1996.

Mr. Chen Xiang Foong (“Mr. Chen”) is our Independent Director. Mr. Chen serves as chairman of the Audit Committee and as a member of the Nomination and Compensation Committees. Mr. Chen is an approved audit license auditor with over a decade of experience in audit and advisory services, specializing in external audit, IPO advisory, financial reporting, due diligence for M&A cases and compliance with legal regulations. He is presently the managing partner and founder of CL & Co PLT, Malaysia, a boutique audit and advisory firm, providing services in external audit, financial reporting and corporate advisory, where he has successfully advised clients on IPO readiness, financial due diligence and compliance with local and international accounting standards. From 2016 to 2019, he was an audit manager at Ernst & Young Malaysia, where he managed an audit portfolio worth RM1.3 million, including top-tier global clients and government-linked conglomerates, while pioneering consultation services for clients on implementing international financial reporting standards. Mr. Chen is a graduate of Sunway University, where he possesses professional certificates in accounting as a certified accounting technician. Mr. Chen is also a Fellow of the Institute of Chartered Accountants in England and Wales, and a Member of the Malaysian Institute of Accountants.

Mr. Chen does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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

Effective as of June 27, 2024, Zuria Hajar Bt Mohd Adnan, our Chief Financial Officer and Director, entered into an Employment Agreement with Sagtec Global Limited. The agreement provides for an annual base salary, together with such additional discretionary bonus. Zuria Hajar Bt Mohd Adnan’s employment will continue indefinitely, subject to, amongst others, termination by either party to the agreement upon 30 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Zuria Hajar Bt Mohd Adnan shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group. Zuria Hajar Bt Mohd Adnan is entitled to an annual base salary of US$24,000.

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

Compensation of Directors and Executive Officers

For the financial year ended December 31, 2025, we paid an aggregate of approximately RM1,466,899 (USD361,440) in cash to our Executive Directors and Executive Officers.

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

Audit Committee. Mr. Chen, Ms. Lockman and Mr. Soon serve on the audit committee, chaired by Mr. Chen Xiang Foong. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Chen Xiang Foong as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation Committee. Ms. Lockman, Mr. Ng and Mr. Chen serve on the compensation committee, chaired by Ms. Elain binti Lockman. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

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

Nominating Committee. Mr. Chen, Ms. Lockman and Mr. Ng serve on the nomination committee, chaired by Mr. Ng Aik Soon. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

6.D. Employees

As of the date of this annual report, the Operating Subsidiaries have 22 employees, all of whom are full-time. The Operating Subsidiaries had 20, 19, and 24 employees as of December 31, 2025, 2024 and 2023, respectively. The following table sets out the number of our employees, excluding external experts, categorized by functions:

Function	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023	As of the date of this annual report Number of employees
Management	4	4	4	4
Finance	2	1	1	2
Human Resource	2	1	1	2
IT	2	4	3	4
Sales & Marketing	8	7	12	8
Operations	2	2	3	2
Total	20	19	24	22

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

The Operating Subsidiaries maintain good working relationships with the employees and that none of them has experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A Ordinary Shares;

●	Each of our directors (including independent directors) and named executive officers; and

●	All directors (including independent directors) and named executive officers as a group.

The number and percentage of our Class A Ordinary Shares beneficially owned before the Offering are based 12,550,000 Class A Ordinary Shares as of the date of this annual report. The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Ng Chen Lok	6,537,600	36.63%	2,000,000	100.00%	80.72%
Zuria Hajar binti Mohd Adnan	-	-	-	-	-
Loong Xin Yee	-	-	-	-	-
Tan Kim Chuan	-	-	-	-	-
Elain binti Lockman	-	-	-	-	-
Ng Aik Soon	-	-	-	-	-
Chen Xiang Foong	-	-	-	-	-
All executive officers and directors as a group (five persons)	-	-	-	-	-

5% or Greater Shareholders
Ng Chen Lok(3)	6,537,600	36.63%	2,000,000	100.00%	80.72%
Kinetic Seas Incorporated	3,905,000	21.88%	-	-	6.75%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent only the Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 17,850,000 Class A and 2,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares are entitled to one (1) vote per share, while holders of Class B Ordinary Shares are entitled to twenty (20) votes per share.

(3)	This is a sum of 6,537,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares held by Ng Chen Lok as of the date of this annual report.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements and Indemnification Agreements.”

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

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, 2024 and 2023, and as of April 15, 2026:

Nature of relationships with related parties

Name of Related Party	Relationship to the Company
Ng Chen Lok	Executive Director, and Chief Executive Officer of the Company
Yong Avon	Shareholder of the Company
Yap Kee Wai	Shareholder of Sagtec Group Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Yong Jenny	Shareholder of Sagtec Group Sdn Bhd, CL Technologies (International) Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Yong Chen Wah	Shareholder of CL Technologies (International) Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
SM Prominent Sdn Bhd	Shareholder of Sagtec Group Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Capa Group Sdn Bhd	Shareholder of Sagtec Group Sdn Bhd & Sagfood (Malaysia) Sdn Bhd
Sagfood Express	An entity controlled by our Executive Director, and Chief Executive Officer Mr. Ng Chen Lok
Kinetic Seas Incorporated	Shareholder of the Company

a.	Related party transactions

The table below sets out the related party transactions of the Group for the period January 1, 2024 to April 15, 2026 and for the periods indicated:

	From
	January 1,
	2025 to April 15,	For the Years Ended December 31,
	2026	2025		2024	2023
	(Unaudited)	USD (Audited)	RM (Audited)	RM (Audited)	RM (Audited)
Sale of goods and/or services to related parties(1)	-	-	-	-	4,988,468
Payments made on behalf by director(2)	28,363	28,363	28,363	23,944	247,707
Employee benefit expenses charged from related parties(3)	-	-	-	12,000	15,996
Selling and administrative expenses charged from related parties(4)	-	-	-	8,495	24,877

Notes:

(1)	This includes revenue from subscription services, software consultation and development services, food catering, restaurant and sale of foods, power bank charging station and food ordering kiosk with screen. These services were provided to shareholders, SM Prominent Sdn Bhd and Capa Group Sdn Bhd, as well as to companies with common shareholders, Sagtec Express.

(2)	Ng Chen Lok, our Executive Director, and Chief Executive Officer, has advanced to the company for our operations. As of the date of annual report, all advances have been fully repaid, and there is no outstanding balance.

(3)	This includes staff refreshment charges by Sagfood Express, as well as allowances paid to Yong Avon and Ng Chen Lok.

(4)	This includes food supplied by Sagfood Express for company events, development fees charged by Yap Kee Wai for the planning, creation and implementation of software development projects and marketing and promotion fees charged by Yong Jenny and Yong Chen Wah for advertisement on Facebook, Google and other social media platforms.

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

On January 15, 2026, Helena Global Investment Opportunities I Ltd. (“Helena”) filed a complaint against Sagtec Global Limited in the Supreme Court of the State of New York, County of New York (the “Complaint”), alleging claims arising out of a purchase agreement entered into between the parties dated July 11, 2025. On March 20, 2026, the Company entered into a Confidential Settlement Agreement and Mutual General Release (the “Settlement Agreement”) with Helena to resolve a dispute arising from the Action. Pursuant to the Settlement Agreement, and without any admission of liability by either party, the parties agreed to fully and finally resolve all claims relating to the Complaint.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to Our Business and Industry-Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations” and “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to Our Business and Industry- We may be subject to intellectual property infringement claims.”.

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

Our board of directors has discretion regarding whether to declare or pay dividends. All dividends are subject to certain restrictions under BVI law and the Company’s Memorandum and Articles of Association, namely that: (a) all dividends must be authorized by board resolutions, by which our board of directors may authorize a distribution at any time and in any amount they think fit and set a record date (which may be before or after the date on which the board resolutions are passed) for determining the shareholders to be paid; (b) our board of directors may only authorize payment of a dividend if they are satisfied (on reasonable grounds) that the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due (the “Solvency Test”) immediately paying the dividend; and (c) if, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized. A distribution made to a shareholder at a time when the Company did not, immediately after the distribution, satisfy the Solvency Test may be recovered by the Company from the member unless (a) the member received the distribution in good faith and without knowledge of the Company’s failure to satisfy the Solvency Test; (b) the member has altered his or her position in reliance on the validity of the distribution; and (c) it would be unfair to require repayment in full or at all.

Our board of directors will notify each shareholder of any dividend authorized by them and no interest accrues on any dividend. If a shareholder fails to claim any dividend for three years after the date on which it was authorized by the directors, the directors may decide by a resolution of directors that the dividend is forfeited for the benefit of the Company.

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Share and Class B Ordinary Shares in accordance with the Company's Memorandum and Articles of Association.

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

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SAGT.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

Distributions

The holders of our Class A Ordinary Shares are entitled to such dividends or other distributions as may be authorized by our Directors by way of a simple majority decision, subject to the Companies Act and our Memorandum and Articles of Association.

Subject to the Company’s Memorandum and Articles of Association, each Class A Ordinary Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the Companies Act and the articles and (ii) an equal share on the distribution of any surplus assets of the Company on its liquidation.

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class B Ordinary Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the Companies Act and the articles and (ii) an equal share on the distribution of any surplus assets of the Company on its liquidation.

Voting rights

Subject to the Company’s Memorandum and Articles of Association, each Class A Ordinary Share confers on the holder the right to one (1) vote at a meeting of the shareholders or on any resolution of shareholders, and each Class B Ordinary Share confers on the holder the right to twenty (20) votes at a meeting of the shareholders or on any resolution of shareholders.

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

Variation of rights

Because the Company has different classes of shares in issue, unless the rights attaching to a class of shares state otherwise, the rights attached to that class may only be varied, whether the Company is a going concern or is being liquidated:

(a)	with the written consent of the holders of the majority of the issued shares of that class;

(b)	by a resolution of shareholders of that class;

(c)	pursuant to clause 6.3 (Automatic conversion of B Shares) of the Company's Memorandum and Articles of Association; or

(d)	pursuant to clause 6.4 (Voluntary conversion of B Shares) of the Company's Memorandum and Articles of Association.

Rights not varied

Pursuant to the Company's Memorandum and Articles of Association, the rights conferred on the holders of any class of shares issued with preferred or other rights will not (unless the rights attaching to the shares of that class expressly state otherwise) be treated as being varied by the creation or issue of further shares ranking after or equally with the shares of that class.

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

No pre-emptive rights

There are no pre-emptive rights applicable to the issue of the Company’s Class A Ordinary Shares or Class B Ordinary Shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of shares

The Class A Ordinary Shares listed on the Nasdaq Capital Market may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the Nasdaq Capital Market (including, but not limited to, the applicable Nasdaq listing rules). The transfer of an Class A Ordinary Share is only effective once the name of the transferee is entered in the register of shareholders.

The Class B Ordinary Shares are not transferrable, and no Class B Ordinary Share may be transferred by a shareholder to any person at any time, save where such transfer is made (i) pursuant to any share surrender, repurchase or redemption or (ii) to a privileged relation (in relation to a holder of Class B Ordinary Shares, his, her or its spouse, children and grandchildren (including step and adopted children and grandchildren) and their legal successors of the holder, a company or other entity over which that holder has control, or a trust set up wholly for the benefit of the holder) or the privileged relations of that holder, in each case in accordance with the Memorandum and Articles of Association.

Automatic conversion of B Shares

Any Class B Ordinary Share that is transferred, assigned, transmitted or otherwise disposed of to a person who is not, immediately prior to such transaction, a holder of a Class B Ordinary Share or a permitted transferee shall automatically convert into a Class A Ordinary Share immediately before the transfer takes effect, without requiring the consent of the Class B Ordinary Share, with such transfer being effective only upon registration in the Company’s register of shareholders; provided that the granting of any pledge, charge, encumbrance or other third-party right over a Class B Ordinary Share shall not constitute a transfer unless, and until it is enforced and results in a third party acquiring legal title to the share, in which case the relevant Class B Ordinary Share shall convert to Class A Ordinary Share on a one-for-one basis, and further provided that any Class B Ordinary Share held by a permitted transferee shall similarly and automatically convert into an Class A Ordinary Share on a one-for-one basis, without consent, at the time such holder ceases to qualify as a permitted transferee.

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

Pursuant to the ITA, a non-resident company - namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA - is subject to the following tax rates:

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Class A Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Based upon our current and projected income and assets and projections as to the market price of our Class A Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our potential strategic investment business as compared to our other businesses, and the value of the assets held by our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “-Dividends” and “-Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “-Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Class A Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Class A Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares if we are or become a PFIC.

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

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM15,098 for the year ended December 31, 2025, and RM16,707 for the year ended December 31, 2024.

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

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	773,744	976,072	1,515,098	373,315
Between 1 and 2 years	773,744	963,436	1,515,681	373,459
Between 2 and 5 years	1,823,933	1,693,768	2,805,652	691,303
Over 5 years	38,102	288,536	126,513	31,172

Bank overdraft
Repayment within less than 1 year	1,064,530	104,587	-	-

Lease liabilities
Repayment within:
Less than 1 year	57,084	60,204	382,416	94,226
Between 1 and 2 years	60,204	61,884	364,216	89,742
Between 2 and 5 years	98,532	45,732	672,552	165,714
Over 5 years	20,426	11,342	92,312	22,745

Trade payables
Repayment within less than 1 year	423,787	-	335,070	82,559

Other payables
Repayment within less than 1 year	692,841	422,973	1,749,353	431,035

Amount due to director
Repayment within less than 1 year	137,181	-	-	-

Amount due to shareholder
Repayment within less than 1 year	886	-	-	-

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

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Trade receivables
Collection within less than 1 year	1,990,414	8,409,351	11,204,601	2,760,774

Other receivables
Collection within less than 1 year	4,513,832	2,867,160	508,958	125,406

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Lifetime expected credit loss
As at January 1	90,205	-	-	-
Add: Charge for the year	-	-	1,229,403	302,921
Less: Written off during the year	(90,205)	-	-	-
As at December 31	-	-	1,229,403	302,921

For the year ended December 31, 2024 and December 31, 2023, the company made a deliberate decision to abstain from setting aside any provision for doubtful debt, given the fact that by February 28, 2025 and March 21, 2024 respectively, the company had successfully received complete settlement of all outstanding amounts owed by trade receivables. For the year ended December 31, 2025, the company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the accounts receivable.

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

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Net debt/(Net cash)	3,478,485	2,298,706	(2,670,486)	(657,998)
Total equity	10,218,691	17,384,201	102,011,998	25,135,395
Total capital	13,697,176	19,682,907	99,341,512	24,477,397

Gearing ratio	25.40%	11.68%	(2.69)%	(2.69)%

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 284053), as amended, including the annual report contained therein, which registered 1,750,000 Class A Ordinary Shares (formerly ordinary shares of no par value) and was declared effective by the SEC on March 31, 2025, for our initial public offering, which completed on March 10, 2025, at an initial offering price of US$4.00 per Class A Ordinary Share (formerly per ordinary share of no par value). Benchmark Company, LLC was the representative of the underwriters.

In connection with the issuance and distribution of the Class A Ordinary Shares (formerly ordinary shares of no par value) in our initial public offering, our expenses incurred and paid to others totaled approximately US$2,141,177, which included US$490,000 for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$6,292,881 from our initial public offering.

As of the date of this annual report, we have fully utilized the net proceeds from its initial public offering. The proceeds have been applied in a manner consistent with the intended use of proceeds as disclosed in the Company’s registration statement on Form F-1 (File No. 333- 284053).

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted International Financial Reporting Standards (“IFRS”) and SEC reporting requirements to properly address complex IFRS accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill IFRS and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with IFRS.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with IFRS; (ii) that our Chief Financial Officer received additional training in IFRS through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous IFRS training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under IFRS. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors-Risks Relating to Our Business and Industry- If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2025.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Chen, Ms. Lockman and Mr. Ng serve on the audit committee, chaired by Mr. Chen Xiang Foong. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Chen Xiang Foong as an “audit committee financial expert,” and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics has been incorporated by reference herewith as Exhibit 11.1 to this annual report.

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025, 2024 and 2023. Audit services provided by Onestop Assurance PAC. for fiscal years ended December 31, 2025, 2024 and 2023 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - Onestop Assurance PAC	152,500	202,000	170,000
Total	152,500	202,000	170,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

On November 19, 2025, we obtained an exemption letter from our BVI counsel, Mourant Ozannes, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements. The company held an extraordinary general meeting in August 2025.

Despite relying on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. We may, in the future, rely on other exemptions under Nasdaq rules to follow home country practices for additional corporate governance requirements. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Capital Structure- As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits to

Exhibit No.	Description of Exhibit

1.1*	Amended and Restated Memorandum and Articles of Association of Sagtec Global Limited

2.1*	Description of Securities

4.1	Employment Agreement by and between Sagtec Global Limited and Ng Chen Lok dated, June 27, 2024 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.2	Employment Agreement by and between Sagtec Global Limited and Tan Kim Chuan dated June 27, 2024 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 ((File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.3	Director Offer Letter by and between Sagtec Global Limited and Zuria Hajar Bt Mohd Adnan dated June 27, 2024 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.4	Director Offer Letter by and between Sagtec Global Limited and Loong Xin Yee dated June 27, 2024 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

4.5	Director Offer Letter by and between Sagtec Global Limited and Elain binti Lockman (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K (File No. 001-42551), filed with the SEC on May 23, 2025)

4.6	Director Offer Letter by and between Sagtec Global Limited and Ng Aik Soon (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-42551), filed with the SEC on January 21, 2026)

4.7	Director Offer Letter by and between Sagtec Global Limited and Chen Xiang Foong (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-42551), filed with the SEC on May 23, 2025)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Onestop Assurance PAC

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-284053), as amended, initially filed with the SEC on December 26, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sagtec Global Limited

By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chairman, Chief Executive Officer and Executive Director

Date: April 29, 2026

SAGTEC GLOBAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Sagtec Global Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sagtec Global Limited and its Subsidiaries (collectively, the “Group”) as of December 31, 2025 and 2024 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Onestop Assurance PAC

Singapore

April 29, 2026

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2025

		As of
	Note	December 31, 2024	December 31, 2025	December 31, 2025
		RM	RM	Convenience Translation USD
ASSETS

Non-current assets
Plant and equipment	7	14,253,818	39,086,576	9,630,794
Right-of-use assets	8	170,026	1,410,228	347,475
Prepayments	11	-	51,058,607	12,580,660
Total non-current assets		14,423,844	91,555,411	22,558,929

Current assets
Trade receivables, net	9	8,409,351	9,975,198	2,457,853
Other receivables	10	2,867,160	508,958	125,406
Prepayments	11	-	3,761,758	926,884
Cash and short term deposits	12	1,654,146	10,861,937	2,676,344
Total current assets		12,930,657	25,107,851	6,186,487

Total assets		27,354,501	116,663,262	28,745,416

LIABILITIES AND EQUITY

Current liabilities
Trade payables	9	-	335,070	82,559
Other payables	10	1,172,737	1,749,353	431,035
Provisions	14	441,353	25,296	6,233
Tax payable	16	3,918,926	5,143,639	1,267,375
Lease liabilities	8	52,768	323,500	79,709
Bank overdraft	15	104,587	-	-
Bank borrowings	15	736,481	1,173,088	289,045
Total current liabilities		6,426,852	8,749,946	2,155,956

Non-current liabilities
Lease liabilities	8	109,809	1,036,738	255,449
Bank borrowings	15	2,526,234	3,859,445	950,954
Deferred tax liabilities	16	907,405	1,005,135	247,662
Total non-current labilities		3,543,448	5,901,318	1,454,065

Total liabilities		9,970,300	14,651,264	3,610,021

Equity
Share capital, 10,800,000 common shares issued and outstanding with no par value, unlimited authorized share	4	1,145,780	1,145,780	282,317
Issuance of 8,850,000 ordinary shares with no par value	4	-	77,333,584	19,054,720
Reserves	17	3,280,388	3,280,388	808,276
Retained earnings		12,365,963	19,451,649	4,792,818
Shareholders’ equity		16,792,131	101,211,401	24,938,131
Non-controlling interest		592,070	800,597	197,264
Total equity		17,384,201	102,011,998	25,135,395

Total liabilities and equity		27,354,501	116,663,262	28,745,416

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Note	2023	2024	2025	2025
		RM	RM	RM	Convenience Translation USD
Revenue	18	24,292,181	51,999,379	77,510,474	19,098,306
Revenue from related parties		4,988,468	-	-	-
Total revenue		29,280,649	51,999,379	77,510,474	19,098,306

Cost of sales	19	(21,112,777)	(39,841,428)	(59,885,461)	(14,755,566)
Total cost of sales		(21,112,777)	(39,841,428)	(59,885,461)	(14,755,566)

Gross profit		8,167,872	12,157,951	17,625,013	4,342,740

Selling and administrative expenses	20	(2,156,947)	(1,970,324)	(7,955,669)	(1,960,248)
Selling and administrative expenses from related parties	20	(571,243)	(698,802)	(1,011,040)	(249,117)
Disposal Gain		662,701	-	-	-
Income from operations before income tax		6,102,383	9,488,825	8,658,304	2,133,375

Other income		85,198	311,744	1,248,127	307,534
Finance costs		(164,491)	(262,176)	(246,123)	(60,644)
Profit before income tax		6,023,090	9,538,393	9,660,308	2,380,265

Income tax expense	16	(1,366,789)	(2,372,883)	(2,366,095)	(582,997)

Net profit for the period, representing total comprehensive income for the year		4,656,301	7,165,510	7,294,213	1,797,268

Profit attributable to:
Equity owners of the Company		4,476,259	6,926,414	7,085,686	1,745,888
Non-controlling interests		180,042	239,096	208,527	51,380
Total		4,656,301	7,165,510	7,294,213	1,797,268

Weighted Average Number of Common Shares Outstanding – Basic and Diluted		10,800,000	10,800,000	19,650,000	19,650,000
Basic and Diluted Net Income per Share		0.4145	0.6413	0.3606	0.0888

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non-controlling interest	Total equity
			RM	RM	RM	RM	RM	RM
Balance at January 1, 2023		10,800,000	2,515,899	3,280,388	961,960	6,758,247	1,133,496	7,891,743
Issuance of shares		-	336,217	-	-	336,217	309,163	645,380
Equity transaction		-	2,019	-	1,330	3,349	(3,349)	-
Disposition of Sagfood (Malaysia) Sdn Bhd		-	(1,708,355)	-	-	(1,708,355)	(1,266,378)	(2,974,733)
Net profit for the year, representing total comprehensive income for the year		-	-	-	4,476,259	4,476,259	180,042	4,656,301
Balance at December 31, 2023		10,800,000	1,145,780	3,280,388	5,439,549	9,865,717	352,974	10,218,691
Net profit for the year, representing total comprehensive income for the year		-	-	-	6,926,414	6,926,414	239,096	7,165,510
Balance at December 31, 2024		10,800,000	1,145,780	3,280,388	12,365,963	16,792,131	592,070	17,384,201
Issuance of ordinary shares upon IPO, net	4	1,750,000	20,039,124	-	-	20,039,124	-	20,039,124
Issuance of ordinary shares	4	7,100,000	57,294,460	-	-	57,294,460	-	57,294,460
Net profit for the year, representing total comprehensive income for the year		-	-	-	7,085,686	7,085,686	208,527	7,294,213
Balance at December 31, 2025		19,650,000	78,479,364	3,280,388	19,451,649	101,211,401	800,597	102,011,998

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non-controlling interest	Total equity
			USD	USD	USD	USD	USD	USD
Balance at December 31, 2024		10,800,000	282,317	808,276	3,046,929	4,137,521	145,884	4,283,405
Balance at December 31, 2025		19,650,000	19,337,037	808,276	4,792,818	24,938,131	197,264	25,135,395

Equity transaction reflect changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary.

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

		2023	2024	2025	2025
		RM	RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the year		4,656,301	7,165,510	7,294,213	1,797,268

Adjustments to reconcile net profit to net cash used in operating activities:
Provisions		401,600	(52,927)	(416,057)	(102,515)
Depreciation		1,639,079	1,687,992	3,575,849	881,076
Amortization		102,379	55,256	214,646	52,888
Imputed interest of lease liability		13,035	10,090	40,750	10,041
Finance costs		164,491	262,176	246,123	60,644
Overdraft charges		59,964	111,620	108,785	26,804
Income tax expenses		1,366,789	2,372,883	2,366,095	582,997
Gain on disposal of subsidiary		(662,701)	-	-	-
Expected credit loss (ECL), net		(90,205)	-	1,229,403	302,921
Gain on disposal of plant & equipment		-	-	(460)	(113)
Share-based payment expense		-	-	2,474,094	609,608
Gain on lease termination		(4,001)	-	(4,790)	(1,180)
Operating cash flows before movements in working capital		7,646,731	11,612,600	17,128,651	4,220,439

Trade receivables		(1,139,340)	(6,418,937)	(2,795,250)	(688,740)
Other receivables and prepayment (cash related)		(6,032,450)	3,208,914	2,358,203	581,053
Other payables and accrued liabilities		225,925	479,896	576,616	142,077
Trade payables		(35,382)	(423,787)	335,070	82,560
Deferred revenue		1,823,535	(2,691,244)	-	-
Cash generated from operations		2,489,019	5,767,442	17,603,290	4,337,389

Income tax paid		(29,843)	(2,700)	(1,043,652)	(257,152)
Net cash provided by operating activities		2,459,176	5,764,742	16,559,638	4,080,237

Investing activities
Purchase of plant and equipment		(5,524,353)	(4,894,732)	(29,241,319)	(7,204,957)
Loss of cash on disposal of subsidiary		(27,620)	-	-	-
Proceeds from disposal of plant and equipment		-	-	833,172	205,291
Net cash used in investing activities		(5,551,973)	(4,894,732)	(28,408,147)	(6,999,666)

Financing activities
Issuance of share capital		645,380	-	-	-
Issuance of ordinary shares upon IPO, net		-	-	20,039,124	4,937,568
Repayment of lease liabilities		(104,784)	(57,084)	(293,146)	(72,230)
Increase in fixed deposits		(807,093)	(43,174)	(21,463)	(5,288)
Overdraft charges paid		(59,964)	(111,620)	(108,785)	(26,804)
Repayment of bank loans		(330,610)	(646,754)	(730,182)	(179,914)
Loan interest paid		(164,491)	(262,176)	(246,123)	(60,644)
Proceeds from bank loans		2,699,992	1,000,000	2,500,000	615,991
Placement of fixed deposits		-	-	(500,000)	(123,198)
Repayment from related parties		1,063,118	-	-	-
Repayment from/(repayment to) shareholders		30,852	(886)	-	-
Repayment from/(repayment to) directors		550,351	(137,181)	-	-
Net cash provided by/(used in) financing activities		3,522,751	(258,875)	20,639,425	5,085,481

Net increase in cash and cash equivalents		429,954	611,135	8,790,916	2,166,052
Cash and cash equivalents at beginning of year	12	(670,960)	(241,006)	370,129	91,198
Cash and cash equivalents at end of year	12	(241,006)	370,129	9,161,045	2,257,250

Supplement disclosures of non-cash activities
These transactions did not involve cash flows and are therefore excluded from the statement of cash flows in accordance with IAS 7 Statement of Cash Flows
Issuance of Class A ordinary shares for professional services		-	-	1,740,206	428,781
Issuance of Class A ordinary shares for consultant services (recognized as prepayments)		-	-	12,612,260	3,107,617
Issuance of Class A ordinary shares for licensing (recognized as prepayments)		-	-	8,262,048	2,035,739
Issuance of Class A ordinary shares for server infrastructure (recognized as prepayments)		-	-	28,483,410	7,018,211
Issuance of Class A ordinary shares for project management services (recognized as prepayments)		-	-	6,196,536	1,526,804

The accompanying notes are an integral part of these consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Sagtec Global Limited (the “Company”) was incorporated in the British Virgin Islands on October 31, 2023 with registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands while principal place of business of the Company at Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

The Company’s ultimate controlling party is Ng Chen Lok. The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2025	2024	Place of incorporation	Principal activities
		%	%
Sagtec Global Limited	October 31, 2023	—	—	British Virgin Islands	Holding company
Sagtec Group Sdn Bhd	June 11, 2018	98.04	98.04	Malaysia	Food & beverage SAAS
CL Technologies (International) Sdn Bhd	February 14, 2019	94.95	94.95	Malaysia	Food & beverage software & server hosting

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

BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for the years ended December 31, 2025 and 2024.

These consolidated financial statements for the years ended December 31, 2025 and 2024 should be read in conjunction with the Group’s last audited annual consolidated financial statements for the years ended December 31, 2024 and 2023. They do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standard. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since last annual consolidated financial statements.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These consolidated financial statements were approved by the board of directors of the Company on December 31, 2025.

The board of directors has the power to amend the financial statements after issue.

ADOPTION OF NEW AND REVISED STANDARDS

On January 1, 2025 the Group has adopted the new or amended IFRS and interpretations issued by the IFRS interpretations Committee (IFRS IC) that are mandatory for application for the fiscal year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

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

All intra-group balances, transactions, income and expenses are eliminated in full on consolidation and the consolidated financial statements reflect external transactions only.

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

The consolidated statements of profit or loss and other comprehensive income include the results of each of the consolidation entities or businesses from the earliest date presented or since the date when the consolidated entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control consolidation.

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

CONVENIENCE TRANSLATION

Translations of amounts in the consolidated statement of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statement of cash flows from RM into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the fiscal year ended December 31, 2025 were calculated at of USD1 = RM 4.0585.

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

1.	Financial assets at Fair Value through Profit or Loss (FVTPL) are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. There are no financial assets classified as FVTPL.

2.	Financial assets at Fair Value through Other Comprehensive Income (FVTOCI) are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified trade receivables, other receivables and amounts due from related parties at amortized cost.

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

The Group assesses expected credit losses for other receivables, including amounts due from directors, shareholders and related parties, based on a 12-month expected credit loss model at each reporting date. As at the reporting date, no loss allowance has been recognized as the expected credit losses are not material and there has been no significant increase in credit risk.

The Group measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

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

1.	Subscription services from Speed + Pos software and QR ordering system, which allow our subscribers to gain access to our software. Performance obligation includes to ensure subscribers accessibility, bundled with training, maintenance and support on recurring basis, measured on time elapsed, renewed on monthly basis.

2.	Software consultant and development services cater for customers seeks to customized point of sales system. Performance obligation includes the design and build of software-based systems, integration of hardware and software solutions, running and maintaining of IT infrastructure and procurement services. In all cases, the Company assesses if the multiple obligations should be accounted for as separate performance obligations or combined into a single performance obligation. The Company generally separates multiple obligations in a contract as separate performance obligations if those obligations are distinct, both individually and in the context of the contract. If multiple obligations in a contract are highly interrelated or require significant integration or customization within a group, they are combined and accounted for as a single performance obligation, measured on contract milestone. Contract duration range from two weeks to two months.

3.	Social media management services, involves content creation, engagement, and advertising management. These services are considered as single performance obligation contracted to be delivered over a period of time, measured on time elapsed, renewed on monthly basis.

4.	Data management and analysis services, involves handling and processing data to extract valuable insights that can inform decision-making and improve business operations. These services are considered as single performance obligation, measured on time elapsed contracted to be deliver over a period of time, measured on time elapsed, renewed on monthly basis.

Revenue from tangible products

Revenue from tangible products is recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold.

Revenue from rental of machinery

Revenue from rental is recognized at a point in time, measured through time lapsed results in entitlement to collection of revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less.

Bank overdrafts are presented as current borrowings in the statements of financial position.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

SHARE CAPITAL

Class A Ordinary Shares Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new Class A Ordinary Shares are deducted against the share capital account.

SHARE BASED PAYMENTS

The Company accounts for equity-settled share-based payment transactions in accordance with IFRS 2 Share-based Payment.

Where equity instruments are granted in exchange for goods or services received from non-employees, the transactions are measured at the fair value of the goods or services received, unless that fair value cannot be reliably measured, in which case the fair value of the equity instruments granted is used.

Where services are received immediately, the corresponding expense is recognized in profit or loss. Where services or assets are to be received in the future, the amounts are recognized as prepayments and expensed or capitalised as the services are rendered or assets are received.

Equity-settled share-based payments are recognized as an increase in equity.

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

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

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

EMPLOYEE BENEFITS

Defined contribution plan

The Company participates in Employees Provident Fund (EPF), Malaysia’s national defined contribution plan, employees are required to contribute a specified percentage of their monthly salary to the EPF, which is deducted from their salaries each month. The company also contributes a specified percentage based on the employees’ monthly salaries, as mandated by the EPF regulations. The Company’s contributions are recognized as an expense in the period when employees render related services, and this expense is recorded in the profit or loss statement under employee benefits expense. A liability is recognized for unpaid contributions at the end of each reporting period, representing amounts due to the EPF but not yet paid. Contributions are measured at the statutory rates applicable during the period. In the financial statements, the total amount of contributions made to the EPF during the reporting period is disclosed in the notes under employee benefits.

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

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of December 31, 2025 and 2024.

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

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.   The information about the expected credit loss on the Group’s trade receivables is disclosed in Note 9.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	ISSUANCES OF SHARES

	Ordinary Shares
	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares
	Shares	Amount (RM)	Shares	Amount (RM)	Shares	Amount (RM)
Balance as at December 31, 2024	10,800,000	1,145,780	-	-	-	-
Issuance of ordinary shares upon IPO, net	-	-	1,750,000	20,039,124	-	-
Issuance of ordinary shares	-	-	7,100,000	57,294,460	-	-
Re-designation of ordinary shares into Class A and Class B	(10,800,000)	(1,145,780)	8,800,000	933,242	2,000,000	212,538
Balance as at December 31, 2025	-	-	17,650,000	78, 266,826	2,000,000	212,538

During the year ended December 31, 2025, the Company successfully completed its initial public offering (IPO), issuing 1,750,000 new ordinary shares at an issue price of RM 18 per share, resulting in gross proceeds of RM 30,898,700 on 6 March 2025.

The shares issued are ordinary shares with no par value and carry the same rights and obligations as the existing shares, including equal rights to dividends, voting, and distribution of assets upon liquidation.

In connection with the IPO, the Company incurred deferred offering costs amounting to RM 10,859,576. These costs, being directly attributable to the equity issuance, were deducted from equity in accordance with IAS 32 Financial Instruments: Presentation. As a result, the net proceeds recognized in equity amounted to RM 20,039,124.

On 12 September 2025, the Company issued restricted 200,000 ordinary shares to Dennis O’Neill as consideration for professional services rendered in relation to investor and public relations planning. The transaction is accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment. As the services had been fully rendered at the grant date and no further service obligations exist, the fair value of the equity instruments granted amounting to RM 1,740,206 was recognized immediately in profit or loss, with a corresponding increase in equity. The shares were issued for nil cash consideration as part of a non-cash transaction.

On 30 September 2025, the Company re-designated its ordinary shares into two classes, comprising 8,800,000 Class A ordinary shares and 2,000,000 Class B ordinary shares, both with no par value, pursuant to the approval of the Board of Directors on the same date.

The re-designation was undertaken to establish a dual-class share structure that supports the Company’s long-term strategic objectives. This structure enables the Company to maintain stability in key decision-making processes by granting enhanced voting rights to Class B ordinary shares, typically held by founders, key executives or strategic shareholders whose continued involvement is critical to the Company’s direction. At the same time, it allows the Company to provide Class A ordinary shares to existing and future investors without diluting control over fundamental corporate matters.

This approach is common among growth-stage and technology-oriented companies seeking to balance capital-raising flexibility with preservation of strategic leadership oversight.

On 24 September 2025, the Company entered into a consulting agreement with Tan Yee How for the provision of AI software development services relating to robotic arm machines. In consideration for the services to be rendered, the Company issued 1,400,000 restricted ordinary shares as non-cash consideration. The transaction is accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment. As at 31 December 2025, no services had been rendered. Accordingly, the fair value of the equity instruments granted, amounting to RM 12,612,260, was recognized as a prepayment, with a corresponding increase in equity. During the year, RM 630,612 was amortized and recognized in profit or loss. The remaining balance of RM 11,981,648 is presented as prepayments, of which RM 2,522,452 is classified as current assets and RM 9,459,196 as non-current assets.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	ISSUANCES OF SHARES (cont.)

The services are to be provided over a 5-year period. As the services are expected to be received on a continuous basis and no specific milestones determine the pattern of delivery, the prepayment will be recognized in profit or loss on a straight-line basis over the service period as the services are rendered. The shares are subject to a 1-year lock-up restriction. The arrangement does not include milestone-based delivery or clawback provisions. This transaction represents a non-cash transaction and, as no cash consideration was exchanged, it has been excluded from the statement of cash flows.

On 7 November 2025, the Company entered into an arrangement with Kinetic Seas Incorporated for the provision of licensing rights, server infrastructure and project management services. In consideration, the Company issued 5,500,000 restricted ordinary shares as non-cash consideration. The transaction is accounted for as an equity-settled share-based payment in accordance with IFRS 2 Share-based Payment.

The Company has determined the grant date to be 26 November 2025, being the date on which the arrangement was formally approved. Accordingly, the fair value of the equity instruments granted was measured at that date. The fair value of the shares issued amounted to RM 42,941,993.60 after applying a discount for lack of marketability. As at 31 December 2025, no services had been rendered and no assets had been delivered. Accordingly, the amount is recognized as prepayments, with a corresponding increase in equity, as follows:

●	Licensing: RM 8,262,047 was recognized as non-current prepayments

●	Server infrastructure: RM 28,483,410 was recognized as non-current prepayments

●	Project management services: RM 6,196,535 of which RM 103,275 was amortized during the year and recognized in profit or loss; the remaining balance is recognized as prepayments, comprising RM 1,239,306 classified as current assets and RM 4,853,954 as non-current assets

The licensing and server infrastructure components will be recognized as intangible assets and property, plant and equipment respectively upon delivery, and subsequently amortized or depreciated over their estimated useful lives. Management has assessed that a useful life of 10 years is appropriate, reflecting the expected period over which economic benefits will be consumed. The project management services are to be provided over a 5-year period and are recognized in profit or loss on a straight-line basis as the services are rendered, reflecting the continuous nature of service delivery.

The shares are subject to transfer restrictions, including those under Rule 144, which limit the ability to dispose of the shares. The arrangement does not include milestone-based delivery or clawback provisions. This transaction represents a non-cash transaction and, as no cash consideration was exchanged, it has been excluded from the statement of cash flows.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	ISSUANCES OF SHARES (cont.)

Differences Between Class A and Class B Ordinary Shares

The rights attached to Class A and Class B ordinary shares are set out in the Company’s Memorandum and Articles of Association (MAA).

The principal difference between the two classes is voting rights, as summarized below:

●	Voting Rights

o	Class A ordinary shares: Each Class A Share confers one vote at any meeting of shareholders or on any shareholders’ resolution.

o	Class B ordinary shares: Each Class B Share confers twenty votes at any meeting of shareholders or on any shareholders’ resolution.

●	Dividend Rights

o	Both Class A and Class B Shares carry an equal entitlement to any distribution declared by the Company in accordance with the Act and the MAA.

●	Rights on Liquidation

o	Class A and Class B Shares rank pari passu, each conferring an equal share in the distribution of any surplus assets of the Company upon liquidation.

●	Conversion Rights

o	In accordance with clause 6.4 of the MAA, each Class B Share may be voluntarily converted into a Class A Share at the option of the holder, subject to the terms set out in the MAA.

5	ACQUISITION OF CL TECHNOLOGIES (INTERNATIONAL) SDN. BHD.

On January 1, 2024, the Company completed the acquisition of CL Technologies (International) Sdn. Bhd. (CL Tech), a company located in Malaysia that provides food and beverage software and server hosting services. The acquisition was made pursuant to a share purchase agreement dated January 1, 2024, between the Company, and Kevin Ng Chen Lok and other individual non-controlling shareholders, collectively the 94.95% shareholders of CL Tech. The acquisition purchase price totaled RM 457 (USD113) in initial cash consideration.

As part of the restructuring of the Company, the acquisition of entities, business or assets under common control are accounted for in accordance with merger accounting. The difference between the consideration paid and the share capital of the acquired entity is reflected within equity as a merger reserve. The Company accounted the transaction as followings:

	RM	Convenience Translation USD
Cash consideration	457	113
Book value of 94.95% of Share Capital of CL Technologies (International) Sdn. Bhd.	(2,263,600)	(557,743)
Bargain purchase accounted as merger reserve in equity	2,263,143	557,630

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	ACQUISITIONS OF SAGTEC GROUP SDN. BHD.

On January 1, 2024, the Company completed the acquisition of Sagtec Group Sdn. Bhd. (Sagtec Group), a company located in Malaysia that provides Food and beverage SAAS services. The acquisition was made pursuant to a share purchase agreement dated January 1, 2024, between the Company, and Kevin Ng Chen Lok and other individual non-controlling shareholders, collectively the 98.04% shareholders of Sagtec Group. The acquisition purchase price totaled RM 457 (USD113) in initial cash consideration.

As part of the restructuring of the Company, the acquisition of entities, business or assets under common control are accounted for in accordance with merger accounting. The difference between the consideration paid and the share capital of the acquired entity is reflected within equity as a merger reserve. The Company accounted the transaction as followings:

	RM	Convenience Translation USD
Cash consideration	457	113
Book value of 98.04% of Share Capital of Sagtec Group Sdn. Bhd.	(1,017,702)	(250,759)
Bargain purchase accounted as merger reserve in equity	1,017,245	250,646

7	PLANT AND EQUIPMENT

	As of January 1, 2024	Addition	As of December 31, 2024	Addition	Disposal	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Plant and equipment, at cost
Equipment & Machine	12,468,561	4,894,732	17,363,293	22,096,293	(1,558,323)	37,901,263	9,338,737
Computer & Handphone	114,419	-	114,419	-	-	114,419	28,193
License	775,901	-	775,901	7,031,639	-	7,807,540	1,923,750
Renovation	43,892	-	43,892	113,387	-	157,279	38,753
Total cost	13,402,773	4,894,732	18,297,505	29,241,319	(1,558,323)	45,980,501	11,329,433

	As of January 1, 2024	Depreciation for the year	As of December 31, 2024	Depreciation for the year	Disposal for the year	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Accumulated Depreciation
Equipment & Machine	2,230,743	1,576,753	3,807,496	2,869,717	(725,611)	5,951,602	1,466,454
Computer & Handphone	56,323	22,676	78,999	19,497	-	98,496	24,269
License	64,836	77,590	142,426	663,560	-	805,986	198,592
Renovation	3,793	10,973	14,766	23,075	-	37,841	9,324
Total accumulated depreciation	2,355,695	1,687,992	4,043,687	3,575,849	(725,611)	6,893,925	1,698,639

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Carrying Amount
Equipment & Machine	13,555,797	31,949,661	7,872,283
Computer & Handphone	35,420	15,923	3,924
License	633,475	7,001,554	1,725,158
Renovation	29,126	119,438	29,429
Total carrying amount	14,253,818	39,086,576	9,630,794

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	RIGHT OF USE ASSETS

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Right-Of-Use Assets, cost
As at beginning of the year	307,323	307,323	75,723
Add: New right-of-use asset recognized	-	1,487,466	366,506
Less: Termination	-	(105,860)	(26,084)
Less: Modification	-	(69)	(17)
As at end of the year	307,323	1,688,860	416,128

Right-Of-Use Assets, accumulated amortization
As at beginning of the year	82,041	137,297	33,829
Amortization of the year	55,256	214,646	52,888
Less: Termination	-	(73,311)	(18,064)
As at end of the year	137,297	278,632	68,653

Right-Of-Use Assets, carrying amount
As at beginning of the year	225,282	170,026	41,894
As at end of the year	170,026	1,410,228	347,475

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Lease Liability
As at beginning of the year	209,571	162,577	40,058
Add: New lease recognized	-	1,355,647	334,026
Add: Imputed interest	10,090	40,750	10,041
Less: Modification	-	(69)	(17)
Less: Principal repayment	(57,084)	(161,328)	(39,751)
Termination	-	(37,339)	(9,199)
As at end of the year/period	162,577	1,360,238	335,158

Lease liability current portion	52,768	323,500	79,709
Lease liability non-current portion	109,809	1,036,738	255,449
	162,577	1,360,238	335,158

Maturities of Lease
Year ending December 31, 2025	52,768	-	-
Year ending December 31, 2026	57,434	323,500	79,709
Year ending December 31, 2027	25,598	321,983	79,336
Year ending December 31, 2028	7,701	336,260	82,853
Year ending December 31, 2029	8,171	236,467	58,265
Year ending December 31, 2030	10,905	55,810	13,751
After December 31, 2030	-	86,218	21,244
	162,577	1,360,238	335,158

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	TRADE RECEIVABLES AND TRADE PAYABLES

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Trade receivables, gross
Third parties	8,409,351	11,204,601	2,760,774
Less: Provision for expected credit losses	-	(1,229,403)	(302,921)
Trade receivables, net	8,409,351	9,975,198	2,457,853

Provision for expected credit losses movement schedule

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
As at beginning of the year	-	-	-
Add: Charge for the year	-	1,229,403	302,921
Less: Written off during the year	-	-	-
As at end of the year	-	1,229,403	302,921

Trade receivables are non-interest bearing and generally on 30 to 90 days credit terms. The Group applies the simplified approach under IFRS 9 to measure expected credit losses, using a lifetime expected loss allowance for all trade receivables.

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Trade payables, gross
Third parties	-	335,070	82,559
Trade payables, net	-	335,070	82,559

Trade payables are non-interest bearing, generally on 30 to 90 days credit term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	OTHER RECEIVABLES AND OTHER PAYABLES

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Deposits & other receivables
Rental deposit	6,312	101,680	25,054
Utility deposit	5,700	15,060	3,711
Other deposits	1,820	25,990	6,404
Other receivables	2,089,986	-	-
Deferred offering costs	763,342	366,228	90,237
	2,867,160	508,958	125,406

For the year ended December 31, 2024, other receivables comprise of advance payments made to the supplier for software development services and source code as well as IPO consultation services. Both services were fully rendered and recognized in the profit or loss by 31 March 2025.

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Accrued liabilities & other payables
Employee benefits payable	405,792	592,860	146,079
Lease payable	8,757	1,514	374
Accrued operating expenses	749,764	1,038,668	255,924
Utilities payable	8,424	116,311	28,658
	1,172,737	1,749,353	431,035

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	PREPAYMENTS

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Non-current prepayments
Consultant services	-	9,459,196	2,330,712
Licensing	-	8,262,047	2,035,740
Server infrastructure	-	28,483,410	7,018,211
Project management services	-	4,853,954	1,195,997
	-	51,058,607	12,580,660

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Current prepayments
Consultant services	-	2,522,452	621,523
Project management services	-	1,239,306	305,361
	-	3,761,758	926,884

For the year ended December 31, 2025, the above prepayments arise from equity-settled share-based payment arrangements, whereby the Company issued ordinary shares as consideration   for future services and assets in accordance with IFRS 2 Share-based Payment. The prepayments are classified as current or non-current based on the expected timing of receipt of the underlying services and delivery of assets.

Of the total prepayments recognized, RM 11,981,648 relates to the issuance of 1,400,000 ordinary shares to Tan Yee How, while RM 42,838,718 relates to the issuance of 5,500,000 ordinary shares to Kinetic Seas Incorporated, as disclosed in Note 4 – Issuance of Shares.

The current portion primarily relates to consultant services and project management services expected to be rendered within twelve months from the reporting date, amounting to RM 2,522,452 (Tan Yee How) and RM 1,239,306 (Kinetic Seas Incorporated).

The non-current portion comprises (i) licensing rights and server infrastructure of RM 36,745,457, which have not yet been delivered as at the reporting date and will be reclassified to intangible assets and property, plant and equipment, respectively, upon delivery, and (ii) the remaining portion of consultant services and project management services to be rendered after twelve months.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	CASH AND SHORT-TERM DEPOSITS

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Cash	474,716	9,161,045	2,257,250
Pledged Deposits	1,179,430	1,700,892	419,094
Total	1,654,146	10,861,937	2,676,344

Pledged deposits are fixed deposit pledged to banks with maturity less than one year to secure overdraft facilities.

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following at the end of the financial year.

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Cash and short-term deposits	1,654,146	10,861,937	2,676,344
Pledged Deposits	(1,179,430)	(1,700,892)	(419,094)
Bank Overdraft	(104,587)	-	-
Total	370,129	9,161,045	2,257,250

13	RELATED PARTIES DISCLOSURES

a.	Related party transactions

	For the year ended December 31,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Payments made on behalf by director	23,944	28,363	6,988
Employee benefit expenses charged from related parties	12,000	-	-
Selling and administrative expenses charged from related parties	8,495	-	-

Related parties comprise mainly shareholders or companies controlled by director or shareholders.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	RELATED PARTIES DISCLOSURES (cont.)

b.	Remuneration of key management personnel

	For the year ended December 31,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Ng Chen Lok, Chairman, CEO & Director
- Director fee	678,306	820,684	202,215
Robert Michael Harrison Jr, Independent Director
- Director fee	-	63,452	15,634
Lai Fuu Sing, Independent Director
- Director fee	-	13,125	3,234
Pan Seng Wee, Independent Director
- Director fee	-	13,125	3,234
Chen Xiang Foong, Independent Director
- Director fee	-	50,327	12,400
Elain Binti Lockman, Independent Director
- Director fee	-	50,327	12,400
Zuria Hajar Bt Mohd Adnan, CFO & Director
- Salary	92,043	113,000	27,843
- Employer Contribution to Defined Contribution Plan	10,560	16,644	4,101
- Employer Contribution to Insurance Scheme	1,217	1,381	340
Loong Xin Yee, COO	120,000	120,000	29,568
Tan Kim Chuan, CTO
- Salary	144,330	194,900	48,023
- Employer Contribution to Defined Contribution Plan	2,600	8,736	2,153
- Employer Contribution to Insurance Scheme	386	1,198	295

14	PROVISIONS

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
As at beginning of the year	494,280	441,353	108,748
Add: Provision for warranty during the year	202,929	-	-
Add: Provision for reinstatement cost during the year	-	25,296	6,233
Less: Unclaimed warranty during the year	(255,856)	(441,353)	(108,748)
As at end of the year	441,353	25,296	6,233

The Group provides a one-year warranty on all food kiosk ordering machines and power bank charging stations sold, covering defects in materials and workmanship. The warranty provision is assessed at each reporting date based on historical claims experience, product defect trends, customer complaints and service reports, supplier warranty coverage arrangements, and post-year-end events up to the date of approval of the financial statements.

For the financial year ended 31 December 2025, no warranty provision has been recognized as management assessed that no present obligation exists and the expected warranty claims are not probable or can be recovered from suppliers. Accordingly, the estimated outflow of economic resources is not material.

During the financial year ended 31 December 2025, the Group entered into a new lease arrangement which includes reinstatement obligations. Accordingly, a provision for reinstatement costs has been recognized, with a corresponding adjustment to the right-of-use asset.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	BANK BORROWINGS AND BANK OVERDRAFT

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Current
Bank overdraft	104,587	-	-
Bank borrowings	736,481	1,173,088	289,045
	841,068	1,173,088	289,045
Non-current
Bank borrowings	2,526,234	3,859,445	950,954
	3,367,302	5,032,533	1,239,999

Bank overdraft

The bank overdraft is secured by the Group’s fixed deposits. The weightage average effective interest rate is NIL (2024: 8.83%) per annum.

Bank borrowing

Maturities of Bank Borrowing
Year ending December 31, 2025	736,481	-	-
Year ending December 31, 2026	782,996	1,173,088	289,045
Year ending December 31, 2027	795,079	1,252,768	308,677
Year ending December 31, 2028	495,036	996,901	245,633
Year ending December 31, 2029	184,632	716,991	176,664
Year ending December 31, 2030	268,491	768,277	189,301
After December 31, 2031	-	124,508	30,679
	3,262,715	5,032,533	1,239,999

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Fair value of non-current borrowing	2,123,289	3,323,249	818,837
Undrawn borrowing facility	2,145,413	2,250,000	554,392
Weighted average interest rate	5.35%	4.60%	4.60%

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	BANK BORROWINGS AND BANK OVERDRAFT (cont.)

All borrowings by the company are personally guaranteed by the director. In the event the company is unable to meet its loan obligations, the director will be held accountable and responsible for repaying the loans.

Reconciliation of liabilities arising from financing activities

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Bank borrowing
As at beginning of the year	2,909,469	3,262,715	803,922
Proceeds from borrowing	1,000,000	2,500,000	615,991
Scheduled repayment	(908,930)	(976,305)	(240,558)
Non-cash changes
Finance cost	262,176	246,123	60,644
As at end of the year	3,262,715	5,032,533	1,239,999

Lease liability
As at beginning of the year	209,571	162,577	40,058
Scheduled repayment	(57,084)	(161,328)	(39,751)
Non-cash changes
Addition during the year	-	1,355,647	334,026
Modification	-	(69)	(17)
Imputed interest	10,090	40,750	10,041
Termination	-	(37,339)	(9,199)
As at end of the year	162,577	1,360,238	335,158

Amount due to shareholders
As at beginning of the year	(886)	-	-
Repayment	886	-	-
As at end of the year	-	-	-

Amount due to director
As at beginning of the year	(137,181)	-	-
Repayment	137,181	-	-
As at end of the year	-	-	-

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	INCOME TAX

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Tax payable
As at beginning of the year	553,111	1,632,210	3,918,926	965,610
Tax expenses	1,108,790	2,289,416	2,268,365	558,917
Tax payment	(29,843)	(2,700)	(1,043,652)	(257,152)
Deconsolidation of Sagfood (Malaysia) Sdn Bhd	152	-	-	-
As at end of the year	1,632,210	3,918,926	5,143,639	1,267,375

Deferred tax liabilities
Accelerated tax depreciation
As at beginning of the year	767,259	823,938	907,405	223,582
Tax expenses	257,999	83,467	97,730	24,080
Deconsolidation of Sagfood (Malaysia) Sdn Bhd	(201,320)	-	-	-
As at end of the year	823,938	907,405	1,005,135	247,662

Income tax expenses
- Current year	1,108,790	2,289,416	2,268,365	558,917
- Origination of temporary differences	257,999	83,467	97,730	24,080
Total income tax expenses	1,366,789	2,372,883	2,366,095	582,997

A reconciliation between tax expense and the product of accounting profit multiplied by applicable corporate tax rate for the financial years ended December 31,2023, 2024 and 2025 were as follows:

	As of
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	RM	Convenience Translation USD
Tax reconciliation
Profit before tax	6,023,090	9,538,393	9,660,308	2,380,265
Tax calculated at tax rate of 24%	1,445,542	2,289,214	2,318,473	571,264
Effects of:
- Lower domestic tax rate applicable to respective profits**	(45,000)	(38,371)	(46,260)	(11,398)
- Different tax rates in jurisdiction*	2,618	204,530	63,713	15,698
- Non-allowable expenditure	112,446	58,838	625,162	154,037
- Income not subject to tax	(13,877)	(61,405)	(105,925)	(26,099)
- Utilization of capital allowance	(134,940)	(79,923)	(489,068)	(120,505)
Tax expenses	1,366,789	2,372,883	2,366,095	582,997

*	The Company’s is formed in British Virgin Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax is imposed.

**	The Company’s subsidiaries formed in Malaysia and is subject to the corporate tax on taxable income derived from its activities conducted in Malaysia. Malaysia companies with a paid-up capital of not more than RM 2.5 million and a gross business income of not more than RM 50 million are taxed at different rates based on their taxable profit. The first RM 150,000 is taxed at 15%, the next RM 450,000 (up to RM 600,000) at 17%, and any amount exceeding RM 600,000 is taxed at 24%. Companies that do not fall into this category are taxed at a standard rate of 24%.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	RESERVES

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Bargain purchase accounted as merger reserve in equity from acquisition of CL Technologies (International) Sdn Bhd	2,263,143	2,263,143	557,630
Bargain purchase accounted as merger reserve in equity from acquisition of Sagtec Group Sdn Bhd	1,017,245	1,017,245	250,646
	3,280,388	3,280,388	808,276

18	REVENUE

	For the year ended December 31,
	2023	2024	2025	2025
	RM	RM	RM	Convenience Translation USD
Revenue from services	11,586,954	30,656,389	49,568,699	12,213,551
Revenue from tangible products	11,522,334	21,342,990	26,915,775	6,631,952
Revenue from rental of machinery	654	-	1,026,000	252,803
Revenue from others	1,182,239	-	-	-
Revenue from non-related parties	24,292,181	51,999,379	77,510,474	19,098,306

Revenue from related parties - services	2,241,230	-	-	-
Revenue from related parties - tangible products	2,747,238	-	-	-
Revenue from related parties	4,988,468	-	-	-

Total revenue	29,280,649	51,999,379	77,510,474	19,098,306

Revenue from services
Performance obligation satisfied over time
Subscription services	3,605,525	12,030,103	23,393,531	5,764,082
Software consultation and development services	2,865,215	5,678,947	8,593,264	2,117,350
Social media management services	2,782,963	4,817,229	6,344,672	1,563,305
Data management & analysis services	4,574,481	8,130,110	11,237,232	2,768,814
	13,828,184	30,656,389	49,568,699	12,213,551

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	7,405,006	9,999,245	16,483,810	4,061,553
Power bank charging station	6,864,566	11,343,745	10,431,965	2,570,399
	14,269,572	21,342,990	26,915,775	6,631,952

Revenue from rental of machinery
Performance obligation satisfied at point in time
Rental of power bank machine	654	-	-	-
Coffee Machine Kiosk Rental	-	-	1,026,000	252,803
	654	-	1,026,000	252,803

Revenue from others
Performance obligation satisfied at point in time
Food catering, restaurant and sales of foods	1,182,239	-	-	-

Total revenue	29,280,649	51,999,379	77,510,474	19,098,306

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	REVENUE (cont.)

Transaction price allocated to remaining performance obligation

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligation as at December 31, 2024 and 2025 may be recognized as revenue in the next reporting periods as follows:

	2024	2025	2025
	RM	RM	Convenience Translation USD
Unsatisfied and partially unsatisfied performance obligation as at
December 31, 2024	2,691,244	—	—

Unsatisfied performance obligation solely consists of deferred revenue, money received for goods or services not yet delivered or performed.

19	COST OF SALES

	For the year ended December 31,
	2023	2024	2025	2025
	RM	RM	RM	Convenience Translation USD
Purchases	11,505,970	12,321,935	17,555,560	4,325,629
Commissions	590,587	1,704,750	-	-
Marketing	1,679,862	2,116,150	3,490,773	860,114
Depreciation of plant and equipment	1,292,349	1,624,383	3,496,317	861,480
Software development	574,501	412,000	2,296,705	565,900
Server maintenance	1,463,433	19,053,935	30,340,342	7,475,753
Employee benefit expenses	4,006,075	2,608,275	2,705,764	666,690
Total	21,112,777	39,841,428	59,885,461	14,755,566

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

Cost of sales from rental consists of depreciation.

Cost of sales from others consists of purchase of kitchen supplies, material and packaging cost and venue cost, depreciation and packaging machine.

Total depreciation under cost of sale amount RM 1,624,383 and RM 3,496,317 for year ended December 31, 2024 and 2025, respectively.

20	EXPENSES BY NATURE

	For the year ended December 31,
	2023	2024	2025	2025
	RM	RM	RM	Convenience Translation USD
Employee benefit expenses
- Director emoluments	536,770	678,306	1,011,040	249,117
- Staff costs	4,086,584	2,704,655	2,351,151	579,315
- Employer Contribution to Defined Contribution Plan	465,845	277,719	212,975	52,476
- Employer Contribution to Insurance Scheme	24,522	16,434	15,118	3,726
Depreciation of plant and equipment	1,639,079	1,687,992	3,575,849	881,076
Amortization of ROU	102,379	55,256	214,646	52,888
Provision on expected credit loss	90,205	-	1,229,403	302,921
Provision for warranty	459,420	202,929	-	-
Provision on reinstatement cost	-	-	25,296	6,233

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	FAIR VALUE OF ASSETS & LIABILITIES

Asset and liabilities not measured at fair value.

Cash and bank balance, other receivables and payables carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables carrying amounts (including trade balances due from/to related parties) approximate their fair values as they are subject to normal trade credit terms.

Bank borrowings carrying amounts approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

Non-financial assets, including prepayments arising from share-based payment arrangements, are not within the scope of fair value disclosure under financial instruments standards and are therefore excluded from this disclosure.

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company activities expose it to various risks, including market risk (comprising currency risk and interest rate risk), credit risk, and liquidity risk. The Company overall risk management strategy aims to minimize any adverse effects from the unpredictability of financial markets on its financial performance.

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Cash	474,716	9,161,045	2,257,250
Trade receivables, net	8,409,351	9,975,198	2,457,853
Other receivables	2,103,818	142,730	35,169
Fixed deposits	1,179,430	1,700,892	419,094

Financial liabilities at amortized cost
Trade payables	-	335,070	82,559
Other payables & accrued liabilities	422,973	1,463,610	360,628
Bank and other borrowings	3,367,302	5,032,533	1,239,999
Lease liabilities	162,577	1,360,238	335,158

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

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM 15,098 for the year ended December 31, 2025 and RM 16,707 for the year ended December 31, 2024.

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

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	976,072	1,515,098	373,315
Between 1 and 2 years	963,436	1,515,681	373,459
Between 2 and 5 years	1,693,768	2,805,652	691,303
Over 5 years	288,536	126,513	31,172

Bank overdraft
Repayment within less than 1 year	104,587	-	-

Lease liabilities
Repayment within:
Less than 1 year	60,204	382,416	94,226
Between 1 and 2 years	61,884	364,216	89,742
Between 2 and 5 years	45,732	672,552	165,714
Over 5 years	11,342	92,312	22,745

Trade payable
Repayment within less than 1 year	-	335,070	82,559

Other payable
Repayment within less than 1 year	422,973	1,749,353	431,035

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

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Trade receivable
Collection within less than 1 year	8,409,351	11,204,601	2,760,774

Other receivables
Collection within less than 1 year	2,103,818	142,730	35,169

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Lifetime expected credit loss	-	-	-
As at January 1	-	-	-
Increase in expected credit loss	-	1,229,403	302,921
As at December 31	-	1,229,403	302,921

For the year ended December 31, 2024, the company made a deliberate decision to abstain from setting aside any provision for doubtful debt, given the fact that by February 28, 2025, the company had successfully received complete settlement of all outstanding amounts owed by trade receivables.

For the year ended December 31, 2025, the company recognises impairment losses based on the expected credit loss (ECL) model in accordance with IFRS 9 Financial Instruments. The ECL is measured using a lifetime expected credit loss approach for trade receivables, which reflects historical credit loss experience, current conditions, and forward-looking information.

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

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	Convenience Translation USD
Net debt/(Net cash)	2,298,706	(2,670,486)	(657,998)
Total equity	17,384,201	102,011,998	25,135,395
Total capital	19,682,907	99,341,512	24,477,397

Gearing ratio	11.68%	(2.69)%	(2.69)%

23	CONCENTRATIONS OF RISK

Customer Concentration

For the year ended December 31, 2024, the Company generated total revenue of RM 51,999,379, of which three customers accounted for more than 61% of the Company’s total revenue.

For the period ended December 31, 2025, the Company generated total revenue of RM 77,510,474, of which three customers accounted for more than 57% of the Company’s total revenue.

	For the year ended December 31,
	2025	2024	2025	2024	2025	2024
	Revenues		Percentage of revenues		Trade receivables
	RM	RM	%	%	RM	RM
SM Prominent Sdn Bhd	20,123,827	12,614,057	25.96	24.26	4,619,325	840,220
KLC Ventures Sdn Bhd	14,901,768	6,701,850	19.23	12.89	2,642,090	504,341
Rams Solutions Sdn Bhd	9,426,101	12,585,409	12.16	24.20	-	2,500,000
Total	44,451,696	31,901,316	57.35	61.35	7,261,415	3,844,561

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	CONCENTRATIONS OF RISK (cont.)

Vendor Concentration

For the year ended December 31, 2024, the Company incurred cost of sale of RM 39,841,428, of which two vendor accounted for more than 60% of the Company’s total cost of sale.

For the period ended December 31, 2025, the Company incurred cost of sale of RM 59,885,461, of which two vendors accounted for more than 61% of the Company’s total cost of sale.

	For the year ended December 31,
	2025	2024	2025	2024	2025	2024
	Cost of sale		Percentage of cost of sales		Accounts payable, trade
	RM	RM	%	%	RM	RM
Vendor A	14,114,441	10,554,444	37.62	34.39	-	-
Vendor B	22,530,248	13,699,556	23.57	26.49	-	-
Total	36,644,689	24,254,000	61.19	60.88	-	-

24	OPERATING SEGMENTS

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

	For the year ended December 31, 2023
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	3,605,525	2,865,215	7,357,444	14,269,572	1,182,893	29,280,649
Cost of Sales	(992,815)	(2,189,450)	(7,892,692)	(9,472,173)	(565,647)	(21,112,777)
Gross Profit	2,612,710	675,765	(535,248)	4,797,399	617,246	8,167,872
Selling & Administrative Expenses	(545,638)	(545,638)	(545,638)	(545,638)	(545,638)	(2,728,190)
Disposal Gain	—	—	—	—	662,701	662,701
Income from operations	2,067,072	130,127	(1,080,886)	4,251,761	734,309	6,102,383

Segment depreciation	983,447	163,908	327,816	81,954	81,954	1,639,079
Segment amortization	61,427	10,238	20,476	5,119	5,119	102,379

Segment Assets	12,779,177	2,129,863	4,259,726	1,064,931	1,064,931	21,298,628
Segment Liabilities	6,647,962	1,107,994	2,215,987	553,997	553,997	11,079,937

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	OPERATING SEGMENTS (cont.)

	For the year ended December 31, 2024
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	12,030,103	5,678,947	12,947,339	21,342,990	-	51,999,379
Cost of Revenue	(9,268,483)	(5,589,343)	(11,710,862)	(12,943,296)	(329,444)	(39,841,428)
Gross Profit/(Loss)	2,761,620	89,604	1,236,477	8,399,694	(329,444)	12,157,951
Selling & Administrative Expenses	(667,282)	(667,282)	(667,281)	(667,281)	-	(2,669,126)
Income from operations	2,094,338	(577,678)	569,196	7,732,413	(329,444)	9,488,825

Segment depreciation	1,012,795	168,799	337,598	84,400	84,400	1,687,992
Segment amortization	33,154	5,525	11,051	2,763	2,763	55,256

Segment Assets	16,412,701	2,735,450	5,470,900	1,367,725	1,367,725	27,354,501
Segment Liabilities	5,982,180	997,030	1,994,060	498,515	498,515	9,970,300

	For the year ended December 31, 2025
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	23,393,531	8,593,264	17,581,904	26,915,775	1,026,000	77,510,474
Cost of Revenue	(20,139,923)	(7,938,897)	(13,036,003)	(18,122,877)	(647,761)	(59,885,461)
Gross Profit	3,253,608	654,367	4,545,901	8,792,898	378,239	17,625,013
Selling & Administrative Expenses	(1,793,342)	(1,793,342)	(1,793,342)	(1,793,342)	(1,793,341)	(8,966,709)
Income/(Loss) from operations	1,460,266	(1,138,975)	2,752,559	6,999,556	(1,415,102)	8,658,304

Segment depreciation	2,145,509	357,585	715,171	178,792	178,792	3,575,849
Segment amortization	128,788	21,465	42,929	10,732	10,732	214,646

Segment Assets	69,997,957	11,666,326	23,332,653	5,833,163	5,833,163	116,663,262
Segment Liabilities	8,790,758	1,465,126	2,930,254	732,563	732,563	14,651,264

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the reporting date up to the date these financial statements were authorised for issue.

Subsequent to the reporting date, the Company entered into a project funding agreement on 1 January 2026 with a third party to provide funding for a development project. The arrangement involves a funding commitment of approximately RM 2.7 million and includes agreed terms relating to project delivery and settlement.

In addition, the Company entered into a non-binding term sheet for a proposed acquisition and completed certain equity issuances pursuant to existing contractual arrangements.

On 15 January 2026, a legal claim was filed against the Group in relation to a purchase agreement entered into in 11 July 2025. As at 31 December 2025, no legal proceedings had been initiated and accordingly, no provision was recognized in the financial statements. Subsequently, on 20 March 2026, the Group entered into a settlement agreement with the counterparty for a total sum of approximately USD250,000. Management has assessed that the claim and subsequent settlement represent non-adjusting events after the reporting period. Accordingly, no adjustment has been made to the financial statements for the year ended 31 December 2025.

These events are considered non-adjusting subsequent events as they do not relate to conditions existing at the reporting date. Accordingly, no adjustments have been made to the financial statements.

26	CONTINGENCIES AND COMMITMENTS

As of 31 December 2025, the Company has assessed a potential tax exposure arising from the recognition of revenue generated by Sagtec Global.

The potential exposure relates to the risk that Sagtec Global may be regarded as having a taxable presence in Malaysia, based on factors including: (i) key commercial and strategic decision-making functions being conducted in Malaysia; (ii) a significant portion of revenue being derived from customers based in Malaysia; and (iii) employees involved in operations being primarily located in Malaysia.

Notwithstanding the above, management is of the view that Sagtec Global does not have a taxable presence in Malaysia based on its current structure and governance framework. Nevertheless, as tax treatment may be subject to interpretation by the relevant authorities, there remains a potential exposure that Sagtec Global could be assessed to tax in Malaysia, which may result in additional tax liabilities, together with potential penalties and interest.

As at the reporting date, no provision has been recognized as management considers the likelihood of a material outflow of economic resources to be low. Accordingly, the matter is disclosed as a contingent liability in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.